Exhibit D
Bolivarian Republic of Venezuela
This description of the Bolivarian Republic of Venezuela is dated as of October 31, 2007 and appears as Exhibit D to the Bolivarian Republic of Venezuela’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2006.
TABLE OF CONTENTS

Principal Economic Indicators	2
Currency of presentation	3
introduction	3
Bolivarian Republic of Venezuela	8
The Venezuelan Economy	18
Principal Sectors of the Venezuelan Economy	44
The Financial System	63
Public Finance	71
Public Debt	79
Tables and Supplementary Information	85

PRINCIPAL ECONOMIC INDICATORS

	As of or For the Year Ended December 31,
	2002		2003		2004		2005(1)		2006(1)
	(percentage change)
Real GDP Growth (Decline)(2)		(8.9)%		(7.8)%		18.3%		10.3%		10.3%
Petroleum Sector		(14.2)		(1.9)		13.7		2.6		(1.9)
Non-petroleum Sector		(6.0)		(7.4)		16.1		11.1		11.7

Consumer Prices
End of Period		31.2		27.1		19.2		14.4		17.0
Average		22.5		31.1		21.7		16.0		13.7

Wholesale Prices
End of Period		53.5		48.9		22.4		14.2		15.9
Average		37.9		53.1		30.0		16.9		12.9

Unemployment (in %)		16.2%		16.8%		13.9%		11.4%		9.5%

	(in millions of U.S. dollars, except where noted)

Balance of Payments
Exports (f.o.b.)		$26,781		$27,230		$39,668		$55,473		$65,210
Imports (f.o.b.)		(13,360)		(10,483)		(17,021)		(23,693)		(32,226)
Trade Balance		13,421		16,747		22,647		31,780		32,984
Current Account Surplus (Deficit)		7,599		11,796		15,519		25,534		27,167
Overall Balance		(4,427)		5,443		1,900		5,457		4,736

International Reserves
Gross Banco Central Reserves		$12,003		$20,666		$23,498		$29,636		$36,672
Liquid Banco Central Operating Reserves		8,038		15,546		17,867		23,453		28,933
Net International Reserves at Banco Central		11,974		20,626		23,203		29,374		36,470
Other International Monetary Assets(3)		506		532		598		313		430
Stabilization Fund		2,857		700		710		732		768

Average Petroleum Export Price (U.S.$/barrel)		21.9		25.8		32.9		46.0		56.5
Imports Coverage(4)		10.8		22.6		16.6		15.0		13.7

	(in billions of 1997 Constant Bolívares)
Central Government
Total Revenues	Bs.	8,892.1	Bs.	8,911.5	Bs.	11,912.1	Bs.	16,841.2	Bs.	20,762.0
Total Expenditures		10,482.7		10,587.3		12,853.0		15,847.9		20,749.5
Overall Surplus (Deficit)		(1,590.7)		(1,675.8)		(940.8)		993.3		12.5
(as percentage of GDP)		(4.0)%		(4.4)%		(1.9)%		1.6%		0.0%

	(percentage change in real terms)

Monetary Aggregates(5)
Money Supply (M2)		(12.1)%		24.0%		26.1%		33.5%		44.8%
Monetary Base		(9.4)%		15.2%		23.0%		22.2%		65.9%

(1)	Preliminary figures.

(2)	Based on constant Bolívares of 1997 purchasing power, referred to as 1997 Constant Bolívares. Calculation of Real GDP Growth figures include certain import rights that are not itemized as components of petroleum or non-petroleum Real GDP Growth.

(3)	Other than amounts in the Stabilization Fund.

(4)	Number of months of Imports (Fob) covered by Gross Banco Central Reserves.

(5)	Calculated by dividing Money Supply (M2) and Monetary Base nominal levels by Consumer Price Index in 1997 Constant Bolívares.
Sources: Banco Central, Ministry of Finance and National Institute of Statistics, referred to as INE.

CURRENCY OF PRESENTATION
Unless otherwise specified or the context requires, references to “dollars”, “$”, “U.S.$”, “US$”, “US dollars” and “U.S. dollars” are to United States dollars, references to “Bolívares” and “Bs.” are to Venezuelan Bolívares, references to “Euro”, “EUR” and “€” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Communities, as amended by the Treaty on European Union, and references to “bpd” are to barrels per day. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The U.S. dollar exchange rate announced by the Ministry of Finance and Banco Central de Venezuela, or Banco Central, on February 5, 2003 was Bs.1,596 = U.S.$1.00 for purchase operations and Bs.1,600 = U.S.$1.00 for sale operations. This fixed exchange rate remained until February 5, 2004, when the National Executive, represented by the Ministry of Finance and Banco Central, changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. On March 2, 2005, the National Executive further adjusted the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. See “The Venezuelan Economy—Foreign Exchange Rates and Exchange Controls”. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Certain amounts that appear herein may not sum because of rounding adjustments.
INTRODUCTION
Recent Political Developments
In April 2002, a group of high ranking military officers publicly refused to recognize President Chávez’s authority and detained him in the presidential palace, effecting a brief coup d’etat. This event was preceded by a period of intense political and social turmoil which had begun in December 2001, involving groups that opposed and those that supported the government of President Hugo Chávez Frías, referred to as the Government. Shortly thereafter, President Chávez was restored to power, through the support of massive popular demonstrations and loyal military units that went to the streets to demand the release of President Chávez, surrounding the Presidential Palace and expelling the group that staged the coup d’etat. After this event, opposition demonstrations and protests continued. In December 2002, a business federation led a nation-wide work stoppage began that lasted two months and crippled oil production. Although the December 2002 work stoppage failed to achieve its primary objective of removing President Chávez from power, the Government and opposition groups signed an agreement in May 2003 that established a constitutional solution to the political instability facing Venezuela in the form of a potential referendum on the rule of President Chávez. On August 15, 2004, a recall referendum was held in which approximately 59% of the votes cast were against recalling President Chávez.
The Chávez administration contends that a major political shift based on popular participation is occurring, which it has called a “Bolivarian Revolution”. In 1999, under the Chávez administration, a new Constitution was approved by a significant majority of Venezuelans in a popular referendum. The 1999 Constitution contains provisions designed to benefit the poorest sectors of the population, modify the structure of the branches of Government and introduce significant advances in human rights. The Government has introduced further social and economic reforms aimed at benefiting the poor.
The last elections for state and local officials were held on October 31, 2004. Candidates supported by President Chávez won 21 of the 23 gubernatorial elections; the two remaining governorships were retained by opposition parties. On December 4, 2005, elections were held for the 167 seats in the Asamblea Nacional, or the National Assembly. On December 1, 2005, the principal opposition parties announced that their candidates would not participate in the elections. The electoral authorities reported that approximately 25% of those eligible to vote participated in the elections. President Chávez’s political party Movimiento Quinta República, or MVR, won 121 seats and other parties aligned with the Chávez administration won the remaining seats.
On December 3, 2006, President Chávez was re-elected President for a six-year term, capturing 62.8% of the vote, starting a period in which Venezuela has experienced political stability and the disappearance of the tumultuous events seen in the past. In December 2006, President Chávez proposed to the group of political forces that support him, the creation of a unified socialist political party, Partido Socialista Unido de Venezuela, or PSUV. The PSUV, which is in the process of organization, will be comprised of political parties that currently support the President. These parties are not obligated to join PSUV and can remain autonomous at their discretion. This means that affiliation with the party has been voluntary and open to new members after the official creation of the party which is anticipated to occur before the end of 2007.

On August 15, 2007, in accordance with procedures contained in the 1999 Constitution, President Chávez submitted to the National Assembly a proposal to amend the 1999 Constitution. In order for the amendment proposal to be ratified, it must be approved by the National Assembly at three separate discussions, and thereafter it must be submitted to the public through a referendum. By September 24, 2007, the National Assembly had held two of these discussions and approved the proposal. President Chávez has convened a national period of review and discussion that will be subject to a national referendum, which is scheduled to take place in December 2007.
Recent Domestic and Regional Initiatives
President Chávez’s administration is developing a number of social, health, education, and other initiatives aimed at transforming Venezuelan society within a model that is broadly referred to as “Socialism for the 21st Century”, where the concepts of political participation and social inclusion are at the cornerstone. At the same time, the administration is developing a variety of economic integration agreements under the “Bolivarian Alternative for the Americas”. These initiatives are designed to strengthen economical, financial and technical cooperation among Latin American and Caribbean countries.
Domestic Initiatives
Given the profound economic disparities found in the social structure of the country, the domestic initiatives are focused on the need to redirect economic resources to the poorer segments of society in order to create the proper conditions for sustainable growth and the highest level of welfare for the inhabitants of Venezuela. In addition, the initiatives seek to give a greater voice to workers in business enterprises. The following initiatives, among others, are being undertaken:
•	the reallocation of unproductive business assets to productive activities in order to promote job creation;

•	the creation of new ministries with responsibility for housing, nutrition and financial aid;

•	the mandatory allocation of portions of commercial banks’ credit portfolios to pivotal economic areas such as housing, agriculture, tourism and manufacturing;

•	the strengthening of existing, and creation of new national development and social funds to provide specific resources to major infrastructure projects and massive social programs;

•	the introduction of diverse initiatives of co-management and auto-management among workers and employers and supervisors, as options to reshape either state companies and/or abandoned manufacturing facilities, as a fast track measure to activate these entities and to promote stable job generation;

•	the creation of Government-owned entities to provide low-cost commercial services with a high level of social impact, such as airlines, telecommunications and food chain distribution; and

•	the purchase, at market prices, of all companies of the electric sector and Compañía Anónima Nacional Teléfonos de Venezuela, referred to as CANTV, Venezuela’s largest telephone carrier, to secure stability in such service rates and minimize the impact on inflation.
Regional Initiatives
The Chávez administration is pursuing regional initiatives to build regional relationships and strengthen the economic, financial and technical cooperation among Latin American and Caribbean countries. Among the initiatives are the following:
•	Mercosur- to become a full member of Mercosur and establish a trade policy with Argentina, Brazil, Paraguay and Uruguay;

•	Petroamerica- promoting the regional integration of state energy companies, divided into “Petrosur”, comprising the southern cone and Bolivia, and “Petrocaribe” comprising the Caribbean. The stated purpose of the regional arrangement is to strengthen Venezuela’s presence in the international markets by eliminating trade barriers, increasing its refining infrastructure and reducing costs;

•	Regional Economic Assistance- assisting governments in the region by purchasing financial instruments and supplying petroleum products under favorable trading conditions;

•	Intensified Relations with Latin American and Caribbean countries- strengthening economic ties with Argentina, Colombia, Cuba, Ecuador, Nicaragua and other nations and receiving additional support from those countries in connection with the development of the social agenda of the Chávez administration; and

•	Bilateral and Multilateral Agreements- entering into bilateral trade and development agreements with countries in the region, such as: (1) the agreements with Brazil covering energy, mining, military cooperation and the development of an offshore natural-gas project; (2) the agreement among Venezuela, Bolivia and Cuba signed on April 29, 2006 that covers initiatives in trade, health and energy, among other matters; and (3) the agreements to construct gas pipelines from Venezuela to such other countries as Colombia, Brazil, Argentina, Uruguay, Paraguay and Bolivia.

•	Banco del Sur- promoting the creation of a development finance institution for regional integration that serves to provide a source of funding for major integration projects in South American countries. To date, Brazil, Argentina, Ecuador, Bolivia, Paraguay, Uruguay and Venezuela have agreed to participate, and other countries are evaluating the possibility to join. Those countries currently participating anticipate agreement on and execution of organizational bylaws by the end of 2007.
Recent Economic Developments
The December 2002 Work Stoppage
Venezuela’s political instability had serious effects on the performance of its economy, with a sharp drop in investment and a general recession in 2002. The Government estimates that the December 2002 work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion, decreased revenues due to lost production to Venezuela’s state-owned oil company, Petróleos de Venezuela, S.A., referred to as PDVSA, of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports) and at times halted as much as 80% of the operations of the oil industry. For more information concerning the December 2002 work stoppage, refer to “Bolivarian Republic of Venezuela—Form of Government and Political Parties—The Referendum”.
The work stoppage adversely affected PDVSA’s ability to make royalty and tax payments to the Government, therefore, the National Treasury received less than 20% of the amount budgeted to be received from PDVSA for the first quarter of 2003. The drop in income severely affected the Government’s public finances, forcing the Government to reduce the 2003 budget and to announce the likelihood of additional adjustments.
The December 2002 work stoppage exerted significant pressure on the Bolivar/U.S. dollar exchange rate and resulted in substantial capital flight. From the last week of December 2002 through the first week of 2003, Venezuela lost more than U.S.$2.4 billion of international reserves, while the exchange rate increased to Bs.1,853 = U.S.$1.00 on January 21, 2003, from Bs.1,322.75 = U.S.$1.00 on December 2, 2002, reflecting a 40.1% depreciation of the Bolivar.
In an attempt to support the Bolivar and bolster the Government’s declining level of international reserves, as well as to mitigate the adverse impact of the oil industry work stoppage on the financial system, the Government suspended foreign exchange trading on January 21, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.
The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, was in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Ministry of Finance and Banco Central fixed the U.S. dollar exchange rate at Bs.1,596 = U.S.$1.00 for purchase operations and Bs.1,600 = U.S.$1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 = U.S.$1.00 on February 7, 2003. On February 5, 2004, the Government changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. On March 2, 2005, the Government modified the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00.
The administration has declared that the exchange controls will remain in place until the Government determines that they are no longer necessary. For more information on the exchange control regime, refer to “The Venezuelan Economy—Exchange Control Regime”.

In addition to the implementation of the exchange control regime, the Government has implemented price controls on a broad array of basic goods and food staples in an effort to minimize inflationary pressures on the poorer segments of the Venezuelan population. Items covered by the price controls, and the levels of maximum permitted prices, have been adjusted from time to time by the Government.
The Current Economic Situation
The work stoppage that began in December 2002 caused lost revenues of approximately Bs.900 billion to the National Treasury as compared to projections, disrupted national cash flow levels and caused serious arrears of public sector salaries, fund transfers to the states and municipalities and infrastructure-bound investment.
Gross Domestic Product, or GDP, declined in real terms by 8.9% in 2002 as compared to 2001 and by 7.8% in 2003 as compared to 2002, but registered an 18.3% rate of growth in 2004 as compared to 2003 and grew by 10.3% in 2005 as compared to 2004.
Due in significant part to an economic policy focused on sustaining the growth of domestic economic activity, in 2006, GDP totaled approximately Bs.51.3 trillion in 1997 Constant Bolívares, registering a 10.3% rate of growth for the year as compared to 2005. The continued economic growth, which has increased in 13 consecutive quarters, is largely due to non-petroleum activities on the supply side. The domestic aggregate demand has responded to increased levels of public spending and bank financing, along with a drop in unemployment, a reduction of the informal sector, an increase in real wages and an improved standard of living for the population.
For the year ended December 31, 2006, the rate of inflation, as measured by the consumer price index, or CPI, stood at 17.0% and averaged 13.7% for the whole of 2006. The rate of inflation, as measured by the CPI, was 14.4% for 2005, 19.2% for 2004, 27.1% for 2003 and 31.2% for 2002. The Government has adopted a policy of containing inflationary pressures in the economy and it is taking a number of concrete actions to reverse the inflationary trends.
At December 31, 2006, the unemployment rate was 9.5%, compared to 11.4% in 2005, 13.9% in 2004, 16.8% in 2003 and 16.2% in 2002.
Gross international reserves stood at approximately U.S.$36.7 billion at December 31, 2006 (excluding amounts deposited in the Macroeconomic Stabilization Fund, referred to as the Stabilization Fund), representing an increase of approximately U.S.$7.0 billion since December 31, 2005. The 23.7% increase in gross international reserves was primarily due to current account surplus. At December 31, 2006, the balance in the Stabilization Fund was U.S.$768 million, an increase of U.S.$36 million from year-end 2005.
Standard & Poor’s, Moody’s Investor Services and Fitch all lowered their ratings and outlook with respect to the Republic’s foreign currency-denominated debt in late 2002 or early 2003 (Standard & Poor’s in December 2002; Moody’s and Fitch in January 2003), citing increasing pressure on the Republic’s finances and international reserves due to continued economic disruptions, especially in the petroleum sector. Specifically, Standard & Poor’s, Moody’s and Fitch downgraded their ratings for the Republic’s foreign currency-denominated debt to CCC+, Caa1 and CCC+ (for long-term debt), respectively. In addition, Moody’s changed its outlook for the Republic’s foreign debt to developing, while Standard & Poor’s and Fitch maintained a negative outlook for such debt at that time.
In April 2003, Standard & Poor’s subsequently upgraded its outlook on the Republic’s long-term foreign currency-denominated debt from negative to stable and, in July 2003, raised its rating for such debt from CCC+ to B-, citing improved external liquidity stemming from recovering oil production and an improved amortization profile related to the tender offer announced in July 2003. For more information concerning the tender offer announced in 2003, refer to “Public Debt—1990 Financing Plan”. Moody’s and Fitch also subsequently upgraded their respective outlooks for the Republic’s foreign debt to stable (Moody’s in May 2003 and Fitch in June 2003). In addition, Fitch raised its rating for the Republic’s foreign currency-denominated debt to B- in June 2003, citing the Government’s success in restoring oil production levels. In August 2004, Standard & Poor’s upgraded the Republic’s long-term foreign currency-denominated debt rating from B- to B, and in September 2004, Moody’s upgraded its rating from Caa1 to B2 and Fitch upgraded its rating from B- to B+, citing prospective diminished political instability following President Chávez’s victory in the August 15, 2004 referendum coupled with substantial improvements in Venezuela’s external indicators.

In January 2005, Standard & Poor’s lowered its long- and short-term foreign currency sovereign credit ratings on Venezuela to “SD”, citing a delay in the completion of the calculations required to determine the amount due on certain oil-indexed warrants, referred to as the Oil Obligations. An “SD” rating is assigned when Standard & Poor’s believes that the obligor has selectively defaulted on a specific issue or class of obligations, but will continue to make timely payments on other issues or classes of obligations. In October 2004, the Government announced that due to the disruptions caused by the work stoppage at PDVSA in 2002 and 2003, there would be delays in determining whether any payments were owed on the Oil Obligations on the scheduled payment date of October 15, 2004. On March 3, 2005, the Republic made the applicable payment on the Oil Obligations, plus accrued interest from October 15, 2004. The total amount of payment was U.S.$359,812. The Republic has made timely payments of all amounts that have subsequently become due and payable under the Oil Obligations.
Following Venezuela’s payment on the Oil Obligations on March 3, 2005, Standard & Poor’s raised Venezuela’s long- and short-term foreign currency sovereign credit ratings from SD to B. In August 2005, Standard & Poor’s raised Venezuela’s long- and short-term foreign currency sovereign credit ratings from B to B+. In November 2005, Fitch raised its rating for the Republic’s foreign currency-denominated debt from B+ to BB-, citing improvement in external debt and liquidity as a result of sound oil revenues. In February 2006, Standard & Poor’s raised Venezuela’s foreign currency debt rating again, from B+ to BB-, citing economic growth and stronger international reserves. In October 2006, Standard & Poor’s lifted its outlook on Venezuela’s sovereign debt from stable to positive citing the contribution of high oil prices to the continued improvement in Venezuela’s debt indicators.
A commission comprised of representatives from Banco Central and the Superintendency of Banks was created to discuss the accounting and valuation of Banco Central’s assets and liabilities in foreign currency and the amount of earnings required to be transferred to the Government in accordance with valuation adjustments. As a result of the commission’s discussions, an agreement between the parties was reached to transfer approximately Bs.3.4 trillion, or approximately U.S.$1.6 billion, to the Government corresponding to valuation earnings for the second half of 2004 and approximately Bs.327.6 billion, or approximately U.S.$152.1 million, corresponding to valuation earnings in the first half of 2004 and prior years.
In July 2005, the National Assembly approved an amendment to the new Central Bank Law. The reform maintains the “revolving account” of PDVSA to keep its oil and gas export proceeds in offshore accounts in sufficient amounts to cover its foreign currency-denominated investments and expenses. Any proceeds not required to cover either capital or operating expenses, as well as taxes and dividends must be contributed by PDVSA to the National Development Fund referred to as the Fondo de Desarollo Nacional, or FONDEN.
Under the amended law, Banco Central is required to determine the optimum level of international reserves and inform the National Assembly on an annual basis. The optimum level of international reserves currently is U.S.$29 billion. At this level the Central Bank does not receive foreign currency from PDVSA; instead it is redirected to FONDEN. The reform also requires that Banco Central make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. This deposit was completed on November 7, 2005, and since that date through May 11, 2007, approximately U.S.$11.0 billion have been added by Banco Central and approximately U.S.$10.3 billion have been contributed by PDVSA. Amounts deposited in FONDEN are being used for major infrastructure projects such as bridges, highways, intra-city trolleys, subway lines, railroads, electricity generation, rural irrigation systems, hospitals, educational facilities, as well as for the purchase of Brody bonds as part of a liability management program put in place in 2006.
As of May 11, 2007, FONDEN had allocated approximately U.S.$20.2 billion, or 73.8% of the funds available, to the various projects financed by FONDEN. As of May 11, 2007, approximately U.S.$5.7 billion has been allocated to 37 infrastructure projects, U.S.$5.5 billion has been allocated to seven debt management projects, U.S.$3.3 billion has been allocated to 30 energy and petroleum projects and U.S.$2.3 billon for 23 defense projects.

BOLIVARIAN REPUBLIC OF VENEZUELA
Geography and Population
Geography
Venezuela is situated on the northern coast of South America. It has a coastline of approximately 2,813 kilometers on the Caribbean Sea and the Atlantic Ocean. Colombia borders it on the west, Brazil on the south and Guyana on the east. Venezuela’s national territory of approximately 916,445 square kilometers includes 72 islands in the Caribbean. The Venezuelan territory varies from tropical to mountainous to Amazonian regions. Environmentally-protected areas comprise approximately 40% of the land.
Caracas, Venezuela’s capital and largest city, is Venezuela’s political, financial, commercial, communications and cultural center. As of year-end 2006, the population of the metropolitan area of Caracas was approximately 2.8 million. As of the same date, Maracaibo, the nation’s second-largest city, which is located near Venezuela’s most important petroleum fields and richest agricultural areas, had an estimated population of 1.8 million.
Part of the eastern border with Guyana is subject to a border dispute. Venezuela has claimed that certain territory occupied by Guyana should be considered part of Venezuela’s national territory. The area of dispute is currently under the control of Guyana. Under international accords, Venezuela and Guyana have agreed to seek a settlement of the territorial dispute. Since the signing of the accords, Venezuela and Guyana have periodically undertaken negotiations regarding the status of the territory. Nevertheless, the negotiations to date have not resulted in a final accord. The accords do not contain any final date by which the parties must resolve the dispute.
Drug traffickers, guerrilla incursions from Colombia and other incidents present a continuing problem in Venezuela/Colombia relations. Venezuelan armed forces have been stationed on the sparsely-populated western border to control incursions and to provide protection to Venezuelan ranchers residing in this area. Among other measures taken by Venezuela, the army has deployed more troops along its border to boost security.
Population
Venezuela had an estimated population of approximately 27.0 million as of year-end 2006, where approximately 64.0% of all Venezuelans were between the ages of 15 and 64 in 2006. The estimated Venezuelan labor force was approximately 12.3 million at December 31, 2006.
The Government has implemented a number of programs called Missons to improve the social welfare of poor and extremely poor Venezuelans. According to INE, at December 31, 2006, the poor and extremely poor represented approximately 35.9% of the Venezuelan population.
The following table sets forth, for the year 2004, comparative GDP figures and selected other comparative social indicators for Venezuela and other selected Latin American countries:

	Venezuela	Argentina	Brazil	Chile	Colombia	Mexico	Peru
	(in U.S. dollars)
GDP (billions)(1)	$110.1	$153.0	$604.0	$94.1	$97.7	$676.5	$68.6
GDP per capita(1)	$6,043	$13,298	$8,195	$10,874	$7,256	$9,803	$5,678
Life expectancy at birth (years)	73.0	74.6	70.8	78.1	72.6	75.3	70.2
Infant mortality rate (per 1,000 births)	16	16	32	8	18	23	24
Adult literacy rate (%)	93.0	97.2	88.6	95.7	92.8	91.0	87.7

(1)	The United Nations calculates GDP and its components as adjusted for purchasing power parity.
Source: United Nations Development Program Human Development Report, 2006.

Form of Government and Political Parties
Venezuela is divided into 23 states, a capital district and various federal dependencies.
Venezuela has had a democratically-elected Government since 1958, following the overthrow of a military dictatorship. The current Constitution, adopted in 1999, establishes the structure of the Venezuelan government, including the division of powers among the executive, legislative, judicial, civic and electoral branches, as well as individual and collective rights and duties.
Political Parties
Prior to the mid 1990s, the two largest political parties in Venezuela had been Acción Democrática, referred to as AD, and Partido Social Cristiano, referred to as COPEI. These parties attracted support from a wide spectrum of political interests. Between 1958 and 1993, representatives of AD held the presidency five times, and representatives of COPEI held the presidency twice. Commencing with the presidential election in 1993, AD and COPEI suffered from voter dissatisfaction, and several new coalition parties recorded electoral victories. In 1993, Rafael Caldera was elected President on the Convergencia party ticket. Mr. Caldera had previously served as President between 1974 and 1979 as the COPEI candidate.
In December 1998, Mr. Hugo Chávez Frías was elected President for a five-year term, capturing 56.5% of the vote. His inauguration took place on February 2, 1999. A candidate from MVR, President Chávez was supported during his candidacy by a coalition called the Polo Patriótico, which included members of MVR, Movimiento al Socialismo, referred to as MAS, and Patria para Todos, among others. President Chávez’s election was perceived as a reflection of the Venezuelan population’s disenchantment with the traditional political parties and concern over allegations of public mismanagement and corruption within the previous administrations. President Chávez was among the leaders of an attempted coup d’etat against then President Carlos Andrés Pérez in 1992. Once the new Constitution became effective in December 1999, new elections were scheduled. On July 30, 2000, President Chávez was re-elected President for a six-year term, capturing 59% of the vote.
The April 2002 Coup d’Etat
Early in February 2002, President Chávez appointed, in accordance with PDVSA bylaws and as it had regularly been done every two years, a new board of directors of PDVSA, that included long term executives of PDVSA. A number of PDVSA management politically connected to the opposition protested the appointments and were joined by the opposition controlled labor union named Confederación de Trabajadores de Venezuela, or CTV. Political protests under an alliance of the business federation, PDVSA managers, CTV, and with the support of some media and television stations, concluded in a two-day strike and lock out that disrupted general activities and culminated in a public rally of opposition demonstrators demanding the resignation of President Chávez on April 11, 2002. A rally that was held in the vicinity of the Presidential Palace generated a series of violent events that are still under investigation by the legal courts in Venezuela. This event caused 17 deaths and approximately 100 injured.
A group of high-ranking military officers participating in an already launched coup d’etat publicly blamed President Chávez for the civilian deaths, refused to recognize his authority, detained him in the presidential palace and transferred him to Caracas’ military garrison. In those hours, it was widely and inaccurately reported that President Chávez had resigned. On April 12, 2002, opposition groups gathered at the Presidential Palace appointed Pedro Carmona, at the time the president of the leading business federation, Fedecámaras, as transitional President. Mr. Carmona issued a decree dissolving all of the other branches of Government, including the National Assembly, the Supreme Court, the National Electoral Council, the Attorney General’s Office and the Office of the Comptroller General, as well as all elected political positions, including state governors and mayors. In response to the coup d’etat against President Chávez, the decree issued by Mr. Carmona and the repression events against President Chávez’s supporters, massive demonstrations in support of Mr. Chávez occurred at that time. Mr. Carmona’s actions were also protested and rejected by some of the military officers who participated in the coup d’etat.
On the morning of April 13, 2002, after a night of demonstrations and the regrouping of military officers supporting President Chávez, the group supporting Mr. Carmona fled the Presidential Palace. Mr. Carmona was later detained by military officers loyal to President Chávez and a few hours later, President Chávez returned to office.
All the events that led to the coup d’etat are still under criminal investigation by the national authorities, the Attorney General office and other legal courts. However, the main participants in the coup d’etat fled the country and are living in exile or under political asylum in different countries.

The Referendum
Since 2001, there have been street demonstrations and rallies both in support of and against President Chávez. Some civic groups, the media, the local business sector, CTV, a labor union that represents close to 15% of the unionized labor force in Venezuela, and current and former military officers have led opposition protests. The most recent and damaging nation-wide work stoppage began on December 2, 2002 and ended on February 3, 2003. It was called by the Coordinadora Democrática, or the Democratic Coordinating Committee, a civilian political organization, CTV and Fedecámaras and it was joined by managers and key PDVSA employees, certain officers of Venezuela’s oil tankers and merchant fleet, banks, the media, private and public universities and other sectors of the country.
The participation of the oil sector in this general work stoppage severely crippled oil production, which dropped as low as 25,000 bpd at the height of the work stoppage. In January 2003, PDVSA was forced to declare an event of force majeure with respect to its international petroleum sales contracts, which was ultimately lifted on crude oil sales contracts in March 2003 and on gasoline sales contracts in April 2003. In response to this emergency, the Government activated the industry’s oil contingency plan, including military protection of some of PDVSA’s facilities, requested aid from the Organization of the Petroleum Exporting Countries, or OPEC, in the form of both fuel and personnel, and received assistance in the form of oil and gas deliveries from Brazil, Trinidad & Tobago and Qatar. The production and distribution of foodstuffs also was affected, resulting in food shortages in certain regions.
In late January 2003, the Government announced a restructuring of the oil industry, including a reorganization of PDVSA. Approximately 18,000 of PDVSA’s almost 40,000 employees joined the work stoppage. After PDVSA, in consultation with the Ministry of Labor, determined that they had violated labor laws and internal company regulations, they were subsequently dismissed from PDVSA. Government officials reported that, during the work stoppage, a substantial part of PDVSA’s billing and computer systems had been damaged or sabotaged, effectively hampering efforts to return to normal levels of operation.
The December 2002 work stoppage failed to achieve its primary objective of removing President Chávez from power. After that date, pro-Government and opposition groups took steps towards resolving the political crisis through the electoral process. The Government and the opposition signed an agreement on May 29, 2003, mediated by the Organization of American States, referred to as the OAS, which established the political principles for a constitutional, democratic, peaceful and electoral solution to the political instability facing Venezuela. The parties to the agreement acknowledged that such a solution could be achieved by a potential referendum on the rule of President Chávez, which could only occur after August 19, 2003. That date marked the midpoint of President Chávez’s six-year term, when the Venezuelan Constitution allows for a legally-binding referendum.
On June 8, 2004, the National Electoral Council stated that the opposition had collected approximately 2.5 million signatures demanding the recall of President Chávez, which was sufficient to initiate the recall referendum. On August 15, 2004, a recall referendum was held in which approximately 59% of the votes cast were against recalling President Chávez.
Recent Elections
State and local officials are elected for four-year terms. The last elections for state and local officials were held on October 31, 2004. Candidates supported by President Chávez won 21 of the 23 gubernatorial elections.
On December 3, 2006, President Chávez was re-elected President for a six-year term, capturing 62.8% of the vote, which, in turn, significantly lowered political and social tensions.
In order to have a direct link to his closest followers, in December 2006, President Chávez proposed the creation of a unified political party, PSUV, which is comprised of those political parties that support the President. Parties that supported the President were not obligated to join PSUV and could remain autonomous. As of September 2007, six political parties joined PSUV, including MVR and Patria para Todos.

The 1999 Constitution
After his election as President in December 1998, President Chávez proposed a series of important political changes in early 1999. After a popular referendum was held on April 25, 1999, the Asamblea Nacional Constituyente, or the Constituent Assembly, was created for the purpose of drafting a new constitution. The members of the Constituent Assembly were elected on July 25, 1999 and assumed legislative functions until the adoption of the new Constitution.
On December 15, 1999, the Constituent Assembly presented a constitution for approval by the Venezuelan electorate. The proposed constitution was approved by approximately 70% of those persons who voted and was adopted effective December 30, 1999. Under the new Constitution, a unicameral national legislature, the National Assembly, was created to undertake legislative functions.
The 1999 Constitution, among other things:
•	expanded the role of the Government with respect to social security, health care and education;

•	created the civic and electoral branches of the Government;

•	created the office of the Vice President;

•	allowed active military officers to vote; and

•	forbade the privatization of PDVSA. This prohibition was not extended to PDVSA’s subsidiaries or strategic associations.
The 1999 Constitution guarantees Venezuelan citizens a broad array of social benefits which significantly exceed those provided under the previous Constitution. Among other social benefits, the 1999 Constitution provides that:
•	the Government is required to ensure the well-being of its citizens through the creation of a national public healthcare system up to the standards prevailing in the private sector, the financing for which must be ensured by the Government;

•	education is an absolute right of all citizens, and the Government must ensure that all citizens are afforded the opportunity to free education (through secondary school) in Venezuela’s public education system;

•	the Government is required to provide assistance to its citizens in the event of illness, incapacity, unemployment, maternity, paternity, old age and other special circumstances; and

•	all citizens are entitled to live in a home with adequate security, comfort, hygienic conditions and basic services; to that end, the Government must ensure that measures are implemented to provide families with access to financing for the construction and the acquisition of residential homes.
On August 15, 2007, President Chávez submitted to the National Assembly a proposal to amend the 1999 Constitution. Among other changes, the amendment proposes that:
•	property would be classified as: (i) public property, owned by state-owned entities; (ii) social property, exercised by the State (referred to as indirect social property) or assigned to a community or city (referred to as direct social property); (iii) collective property, belonging to social groups or persons for their common exploitation, enjoyment and use which can be of either social or private origin; (iv) mixed property, formed among the public, social, collective and private sectors for the exploitation of resources or the performance of activities; and (v) private property, owned by individuals and legal entities;

•	the Government would promote an economic model based on humanistic values and the preeminence of collective rights over individual rights;

•	Banco Central would cease to be autonomous and would be subject to the coordination of the National Executive concerning monetary policy, with Banco Central managing international reserves with the President’s oversight;

•	the day-time labor shift would be reduced from eight hours to six hours per day and from 44 hours to 36 hours per week, and the night-time labor shift would be reduced from seven hours to six hours per day and from 35 hours to 34 hours per week;

•	Presidential term limits would be eliminated and the presidential term would be extended from six years to seven years; and

•	the exploitation of gas would be reserved to the Republic.
In order for the amendment proposal to be ratified, it must be approved by the National Assembly at three separate discussions, and thereafter it must be submitted to the public through a referendum. By September 24, 2007, the National Assembly had held two of these discussions and approved the proposal. President Chávez also announced that the public referendum would probably take place in December 2007.
Organization of the Venezuelan Government
Under the 1999 Constitution, the Government is comprised of five branches at the national level, as well as state and local governments. The following is a description of the role of the various branches of Government:
The Executive Branch. Executive power is vested in the President and the Vice President, who is appointed by the President. Under the 1999 Constitution, the President is elected for a term of six years and may be re-elected for a second consecutive term. The 1999 Constitution provides that the public can call for a legally-binding recall referendum at any time after the midpoint of the President’s six-year term. Ministers are also appointed by the President and head the various executive departments. These Ministers together constitute the Council of Ministers. Under the 1999 Constitution, the President is the commander-in-chief of Venezuela’s armed forces. The different services within Venezuela’s armed forces report to the Minister of Defense.
The Legislative Branch. National legislative power is vested in the National Assembly. National Assembly members are elected by universal suffrage for terms of five years and can be re-elected for two additional consecutive terms. The number of members of the National Assembly is determined by the National Electoral Council on the basis of proportional representation by state.
The Judicial Branch. Judicial power is vested in the Supreme Court and various lower tribunals. The Supreme Court is the final court of appeals. It has the power to declare null and void laws, regulations and other acts of the executive or legislative branches that conflict with the Constitution. The 1999 Constitution provides that the National Assembly will appoint the justices of the Supreme Court for twelve-year terms. Initially, the Supreme Court Law provided for 20 justices of the Supreme Court. In May 2004, the National Assembly approved an amendment to the Supreme Court Law which increased the number of justices to 32. An absolute majority of the National Assembly can fill the new positions created by the amendment and can also remove a justice from the Supreme Court. In December 2004, 17 new justices were appointed by an absolute majority.

The Civic Branch. The civic branch, which was created under the 1999 Constitution, is responsible for preventing, monitoring and sanctioning ethical and moral violations in connection with public administration. This branch is comprised of three entities: the Defensoría del Pueblo, which promotes and monitors the protection of human rights; the Fiscalía General de la República, which promotes the fair administration of justice and judicial processes; and the Contralor General de la República, which monitors and controls the administration of the Government’s assets, revenues and public debt. The heads of these entities are appointed by the National Assembly. Candidates are evaluated and qualified by a committee of the National Assembly based on various criteria, such as education level and experience. Appointments are for seven-year terms.
The Electoral Branch. The electoral branch, which was created under the 1999 Constitution, is responsible for promulgating rules and regulations concerning elections. The electoral branch also monitors electoral processes, campaign financing and campaign advertising. The electoral branch operates through the National Electoral Council. The head and board of directors of the National Electoral Council are appointed by the National Assembly.
The State Governments. State executive power is exercised by a governor who is elected by universal suffrage within each state. State legislative power is vested in state assemblies whose members are also elected by universal suffrage within each state.
National Assembly
On December 4, 2005, elections were held for the 167 seats in the National Assembly. Three days before that, on December 1, 2005, the principal opposition parties announced that their candidates would not participate in the elections. The electoral authorities reported that approximately 25% of those eligible to vote participated in the elections. President Chávez’s political party, MVR, won 121 seats and other parties aligned with the Chávez administration won the remaining seats. The next election for the National Assembly is scheduled for 2011.
While a three-fifths majority is required to enact enabling laws (Leyes Habilitantes), a two-third majority is required to pass organic laws (Leyes Orgánicas), which require a two-thirds majority. Enabling laws are those that grant the President the power to issue law-decrees having the same effect as statutes without further approval by the legislature. Historically, MVR has been able to enter into coalitions with MAS and several other small parties in order to garner the specific majority required for the passage of legislation. Currently, MVR has enough seats on the National Assembly to pass legislation that requires a simple majority.
The following table sets forth the number and party affiliations of the National Assembly as of September 2007:

No. of
Political Party	Seats
Movimiento Quinta República	121
Podemos	16
Others	30

Total	167

In order to have a direct link to his closest followers, in December 2006, President Chávez proposed the creation of a unified political party, PSUV, which is comprised of those political parties that support the President. As of September 2007, six political parties had joined PSUV. Parties that supported the President are not obligated to join PSUV and can remain autonomous.

Enabling Laws
In April 1999, in accordance with Article 190 of the Constitution, President Chávez requested the Venezuelan Congress to pass a special law, referred to as the 1999 Enabling Law. The 1999 Enabling Law granted the President the power to issue law-decrees that would have the same effect as statutes, without the need for any further approval by the National Assembly. Under the 1999 Enabling Law, the President was authorized to issue law-decrees relating to national public administration, public finance, taxation and social security. The President issued a number of law-decrees in furtherance of the Programa Económico de Transición 1999-2000, referred to as the Economic Plan. The enacted law-decrees included the approval of a broadly-based 15.5% value-added tax, referred to as the VAT, to replace the Impuesto al Consumo Suntuario y Ventas al Mayor, referred to as the LWT, and the approval of a temporary 0.5% tax on bank debits, referred to as BDT, which expired in May 2000 (and was effectively replaced by a new bank debit tax promulgated in March 2002).
On November 13, 2000, at President Chávez’s request, the National Assembly enacted a new enabling law, granting the President the power to issue a number of new law-decrees, referred to as the 2000 Enabling Law. The 2000 Enabling Law authorized the President to issue law-decrees in the areas of banking, agriculture, hydrocarbons, personal security, the conversion of Fondo de Inversiones de Venezuela, known as FIV, into Banco de Desarrollo Económico y Social de Venezuela, or BANDES, and the organization and functioning of the executive branch, among others.
The 2000 Enabling Law expired on November 13, 2001. However, immediately prior to the expiration of the 2000 Enabling Law, President Chávez issued an additional 49 new law-decrees governing numerous areas, the most important of which were:
•	a new Hydrocarbons Law, the Ley Orgánica de Hidrocarburos, governing royalty payments on oil extraction and control over petroleum sector projects (for more information, refer to “Principal Sectors of the Venezuelan Economy — Petroleum and Natural Gas — New Hydrocarbons Law”);

•	a Lands and Agricultural Development Law, referred to as the Lands Law, introducing land and agricultural reform (for more information, refer to “Principal Sectors of the Venezuelan Economy — Agriculture and Livestock — Lands and Agricultural Development Law-Decree”); and

•	a new General Law of Banks and Other Financial Institutions (for more information, refer to “The Financial System — Financial Institutions”).
On January 31, 2007, the National Assembly passed a new enabling law, or the 2007 Enabling Law, granting President Chávez the legislative power to govern by decree with the force of law for 18 months in several areas, including nationalizations, hydrocarbons, electric utilities, telecommunications, taxes, social security and public finance, among others areas.
During the course of 2007, President Chávez issued law-decrees governing the following areas, among others:
•	the establishment of a monetary reconversion that effectively eliminated three zeroes from the Bolivar’s exchange rate, effective January 1, 2008;

•	the requirement that the existing Orinoco Belt projects be converted into Empresas Mixtas, or Mixed Companies, in which PDVSA or PDVSA’s subsidiaries hold an equity interest of at least 60%;

•	the amendment of the law governing the regulation of the administration of public sector finances and the annual budget;

•	the reduction of the VAT from 14% to 11%, effective March 1, 2007, and then a further reduction to 9%, effective July 1, 2007; and

•	the establishment of mechanisms to prevent food hoarding and speculation.
Domestic Initiatives
Redistribution of Idle Production Facilities
The Government has embarked on a program to identify, acquire, reorganize and make operative unproductive manufacturing properties in the private sector. Idle productive capacity will be used by the state to create new opportunities for employment and increase local production. The Government is required by law to pay fair value for the assets taken.

Social Programs
Beginning in 2002, the Government designed social programs, called Missions, with the objective of providing social services in the areas of health, education and employment, among others. Bs.517 billion were allocated in the 2003 national budget to fund these social programs, and, in 2004, Bs.5.4 trillion were allocated for that purpose. In 2005, Bs.7.0 trillion were allocated in the national budget to fund the Missions, while in 2006 such amount increased to Bs.14.9 trillion.
In spite of the fact that the Missions were created to improve literacy, provide primary health care in the country’s poorest neighborhoods and develop employment opportunities, many of these programs came under criticism from the political opposition for being considered as a short-term mechanism for gaining support for President Chávez in the revocatory referendum process in 2004 and for allegations of political indoctrination attributed to the participation of Cuban medical staff in the implementation of such programs. As of September 2007, three years later, the number of missions have increased to 19 nationwide and they have proven to be a successful mechanism to help and relieve the major problems of these most in need.
In August 2004, President Chávez adopted measures to create three new social ministries to oversee housing, nutrition and small business. The Ministry of Housing is focused on providing affordable homes to Venezuelans, the Ministry of Nutrition will work to guarantee low-cost food to Venezuelans in need, while the Ministry of Popular Economy will be in charge of developing cooperatives, small business enterprises as well as assisting residents in rural areas to develop their own businesses.
Additionally, President Chávez’s administration has created state-owned entities to provide low-cost commercial services and to stimulate domestic production. Among the initiatives are a state-owned telephone company, CVG-Telecom, a state-owned international airline, Conviasa and VeneMóvil, which was created to regulate the production and distribution of low-cost automobiles by offering tax incentives to car manufacturers as long as at least 27% of the parts used to assemble such vehicles are manufactured within Venezuela.
Broadcasting Guidelines
In December 2004, the Government enacted a law setting forth broadcasting guidelines for television and radio stations in Venezuela and establishing social responsibilities among television and radio service providers, announcers, independent producers and users. Among other matters, the law establishes a rating system based on the type of programming and the levels of violence, sex, profanity and certain socially unacceptable behavior it contains. Television and radio stations are required to broadcast certain types of programming during defined hours of the day, based on the ratings assigned to the programming.
The law also requires that television and radio stations allow the Government to broadcast messages deemed relevant and valuable by the Government through their facilities free of charge, subject to certain time limits and restrictions as to content and requires television and radio stations to contribute a percentage of their gross revenues to a fund to be established for the financing of projects to develop national production and training of television producers. Television and radio stations that fail to comply with the provisions of such law may be sanctioned. These sanctions could include the imposition of fines, the suspension of operations and the revocation of operating concessions.
In addition, in March 2005, the National Assembly enacted reforms to the Venezuelan Criminal Code that incorporate new crimes, revise the penalties for certain crimes and consolidate certain special penal laws into the code. Included in such reforms are amendments that increase the severity of criminal penalties for statements that disparage public officials and expand the list of public officials protected by such provisions. The opposition to President Chávez’s administration has alleged that the legislative reforms were in response to the media’s perceived partiality against his administration and that they may restrain the press from criticizing the Government.
On May 27, 2007, Radio Caracas Television, referred to as RCTV, ceased transmissions after the Government decided not to extend its concessions. On May 28, 2007, the released television frequency was allocated to a new public-service channel, TVES, whose main objective is the broadcasting of entertainment and educational programs and to promote the national production of programs that suit the current needs of the population. In July 2007, RCTV began broadcasting on cable and satellite television.

TELESUR
In July 2005, TELESUR, the Latin American television network sponsored by the governments of Venezuela, Argentina, Cuba and Uruguay, began broadcasting on a limited schedule. By October 31, 2005, TELESUR, based in Caracas and originally owned by the Venezuelan Government, began a full-time broadcasting that can now be seen in at least 15 countries. TELESUR was designed to spur Latin American integration by creating a new communication paradigm that serves as an alternative to large media conglomerates. The network was funded with U.S.$10 million provided by the countries that jointly owned the network at the time of funding: Venezuela (51% ownership), Argentina (20% ownership), Cuba (19% ownership) and Uruguay (10% ownership). Afterwards, in April 2006, Bolivia agreed to buy a 5% stake in TELESUR. Other Latin American countries may also join in the future.
Mandatory Allocations of Bank Credits
In August 2005, the National Assembly passed a resolution that requires private commercial banks to allocate a minimum of 2.5% of their loan portfolio to finance tourism projects, while the public sector banks and non-banking institutions have to allocate 5.0%. The Venezuelan banking industry currently has a total of four mandatory credit allocations, including 16.0% for the farming sector, 10.0% for mortgage loans and 3.0% for microloans. As a result, private and public sector banks must contribute between 31.5% and 34.0% of their total loan portfolio, respectively, to defined essential segments of the economy.
Social Production Companies
In September 2005, President Chávez issued a law-decree creating the Empresas de Producción Social, or Social Production Companies, also referred to as EPS’s. The EPS’s are community-based, socially-minded economic entities financially assisted by the Government, dedicated to generating and providing goods and services necessary to satisfy the basic needs of the community. EPS’s were established to provide the Venezuelan labor force with opportunities to participate in a variety of sectors of the economy, including the petroleum and mining sectors. As of March 31, 2007, CVG was operating 216 EPS’s and spent approximately Bs.19.1 billion to finance 173 of such companies. As of June 30, 2007, PDVSA was operating 1,785 EPS’s and spent approximately Bs.14.5 billion to finance 23 of them.
Nationalization of Private Companies
In January 2007, President Chávez announced a plan to nationalize various areas of the economy in order to hold assets that were considered strategic for the development of Venezuela. As of May 2007, the Government controlled approximately 93% of C.A. La Electricidad de Caracas, referred to as EDC, and controlled approximately 86% of CANTV, Venezuela’s largest telephone carrier. As a result of these nationalizations, the Government intends to facilitate the access to efficient and reliable energy and communication services at an affordable price.
External Affairs and Membership in International Organizations
Venezuela is a member of the United Nations and a founding member of the Organization of American States. It is also a member of OPEC, the International Monetary Fund, or IMF, the International Bank for Reconstruction and Development, referred to as the World Bank, the Inter-American Development Bank, referred to as the IADB, the General Agreement on Tariffs and Trade, or GATT, the World Trade Organization, or the WTO, and Corporación Andina de Fomento, a multilateral development bank headquartered in Caracas referred to as the CAF, as well as other significant international organizations.
Venezuela has traditionally consulted and discussed with various international agencies such as the IADB, the World Bank and the IMF its economic programs, objectives, projections and policies. In particular, Venezuela complies with Article IV of the IMF Articles of Agreement, which requires that member countries carry out annual consultations with the IMF.

In 1973, Venezuela became a member of the Andean Community, an Andean regional integration alliance, whose members include Bolivia, Ecuador, Colombia and Peru. In April 2006, President Chávez announced that Venezuela would withdraw from the Andean Community. Despite this announcement, Venezuela has yet to formally complete all of the necessary withdrawal procedures, a process that can take up to five years to complete. In August 2006, Venezuela and the Andean Community signed an agreement to keep the trade advantages fully and reciprocally effective, despite the April 2006 announcement.
In 2004, Venezuela became an associate member of Mercosur. In May 2006, Venezuela agreed to the protocol for admission as a full member, including a timetable for bringing down mutual trade barriers, and a final deadline of January 1, 2014 for full liberalization among all members. Under the protocol, Venezuela has agreed to adhere to all key Mercosur codes and adopt Mercosur’s common external tariffs by no later than June 2010.
Venezuela is also a member of a number of other multilateral trading groups, including the Caribbean Community and Common Market, known as CARICOM. Venezuela was also a party of the G-3 Group, which includes Mexico and Colombia.
In April 2007, President Chávez indicated the possibility that Venezuela would separate itself from the IMF and the World Bank, stating that the country had paid back all of its obligations to both multilateral lenders and did not concur in the policy objectives the institutions were pursuing with respect to the poorest nations. It was later announced that any decision on this matter would be subject to proper evaluation and analysis. To date, Venezuela’s Government has not taken any formal steps to withdraw its membership in the IMF and the World Bank.

THE VENEZUELAN ECONOMY
Overview
Venezuela has been a major petroleum exporter since the early twentieth century. According to the BP Statistical Review of World Energy 2007, Venezuela is the ninth-largest oil producer in the world. From 2002 through 2006, petroleum products accounted for an average of approximately 84.1% of Venezuela’s total exports. During the same period, petroleum revenues accounted for an average of approximately 49.0% of Venezuela’s total Central Government revenues and the petroleum sector accounted for an average of approximately 16.7% of GDP. In 2006, petroleum activities accounted for approximately 14.4% of GDP, compared to approximately 16.2% in 2005.
Venezuela’s economy is diversified, with non-petroleum activities generating an average of approximately 74.3% of GDP between 2002 and 2006. Major non-petroleum components of GDP in 2006 included manufacturing (16.6%), financial institutions (14.0%), construction (6.6%) and trade (11.6%). The Government anticipates that petroleum will continue to be the main source of export earnings and fiscal revenues for the foreseeable future.
Through PDVSA and Corporación Venezolana de Guayana, referred to as CVG, the Government controls significant proportions of GDP in the petroleum, electricity, telecommunications, mining and basic industries sectors of the economy. The Government, through PDVSA, accounts for the bulk of Venezuela’s total exports. The Government also supplies the majority of basic public services, such as water, electricity, health and education. The private sector owns and operates businesses with respect to most other economic activities.
Economic Performance in 2006
The Venezuelan economy has experienced a continued rate of growth during the past three years. A significant part of such growth is due to an economic policy focused on sustaining the growth of domestic economic activity, through which the GDP in 2006 amounted to approximately Bs.51.3 trillion in 1997 Constant Bolívares, representing a 10.3% growth as compared to 2005. The continued economic growth, which has increased in 13 consecutive quarters, is primarily due to non-petroleum activities on the supply side.
In 2006, the non-petroleum sector expanded by 11.7%, while the petroleum sector contracted by 1.9%. The domestic aggregate demand has responded to increased levels of public spending and bank financing, along with a drop in unemployment, a reduction of the informal sector and an increase in average real wages, private consumption and investment.
For the year ended December 31, 2006, the rate of inflation, as measured by the CPI, reached 17.0%, only 2.6% higher than 2005, despite the significant expansion experienced in the aggregate demand. The abundance of international reserves provided macroeconomic managers with the resources to face these structural imbalances through a mid-term strategy based on the expansion of domestic production. Additionally, the inflationary pressures were partly tempered by increased levels of imported goods and services at a stable nominal exchange rate, a strong level of international reserves and liquidity regulatory operations undertaken by Banco Central. In addition, price controls and the expansion of distribution networks providing low-cost food assisted in curbing inflationary pressures affecting low-wage households.
During the fourth quarter of 2006, short-term interest rates of commercial bank loans averaged 15.8%, compared to 15.9% for the fourth quarter of 2005. The deposit rate on 90-day certificates of deposit averaged 10.1% for the fourth quarter of 2006, compared to 11.2% for the fourth quarter of 2005.
In 2006, the Central Government’s revenues totaled Bs.20.8 trillion in 1997 Constant Bolívares and the Central Government’s expenditures totaled Bs.20.7 trillion in 1997 Constant Bolívares. As a result, the Central Government accounts recorded a surplus of Bs.12.5 billion in 1997 Constant Bolívares, or 0.02% of GDP, for 2006.
Gross international reserves stood at U.S.$36.6 billion at December 31, 2006 (excluding amounts deposited in the Stabilization Fund), representing an increase of U.S.$7.0 billion since December 31, 2005. The increase has arisen in the context of a positive global economic environment in which the sustained growth of the world economy has favored the demand for basic commodities which have experienced increases in their nominal prices. At December 31, 2006, the balance in the Stabilization Fund was U.S.$768 million, an increase of U.S.$36 million from year end 2005. The 23.7% increase in gross international reserves was primarily attributable to the current account surplus. This result reflects the positive evolution of oil exports, which have been benefited by recent price increases.
The Foreign Currency Administration Commission, referred to as CADIVI, has allocated additional amounts of foreign exchange to address the needs of a surging domestic economy. Accordingly, imports continued their upward trend. Imports of goods related to capital formation registered a notable growth, followed by increases in imports of goods for final and intermediate consumption.
During 2006, the capital account recorded a deficit of U.S.$19.5 billion. The deficit in the capital account in 2006 was primarily due to public sector foreign financial transactions as a result of a portfolio management policy that favors holding foreign assets. In this regard, the most important movements were related to portfolio operations due to the increase of assets derived from the purchase of securities and the decrease of liabilities associated with the payment of sovereign debt, as well as the financing of trade invoices of the public oil-exporting sector for its clients.
Economic Plan
Introduction and Overview
In May 2007, the Government released an outline of a six-year Economic and Social Development Plan, referred to as the Development Plan. The Development Plan called for the Government to seek sustained economic growth while concentrating on advancing social strength. The Development Plan contemplated economic proposals to achieve price stability, including establishing a more efficient system of tax collection and consolidating public debt. The Development Plan called for the Government to use the increased revenue generated from the improved tax collection towards social development programs, focusing on overcoming poverty and social exclusion.

The economic plan for 2008 builds on the economic recovery and improvements achieved in 2007. The plan includes the following goals:
•	sustaining economic growth achieved in recent years in order to reduce poverty levels;

•	optimizing public expenditures in key areas, including health, education and infrastructure;

•	reducing public debt in order to increase the capacity for public investment and in order to increase such investment;

•	establishing a more efficient system of tax collection;

•	continuing the investment in social development programs and strengthening the social economy;

•	contributing to the control of monetary liquidity by requiring PDVSA to pay petroleum royalties, income tax and dividends in U.S. dollars; and

•	decreasing inflation.
Economic Policy and Legislation
Fiscal Policies
The Government’s fiscal policies have combined a macroeconomic stabilization program with structural reforms that are intended to strengthen public finances for the future and reduce volatility in the fiscal accounts.
In 1999 the Government replaced the LWT with the more broadly-based New VAT, referred to as the VAT, commenced the modernization of its customs duty collection procedures with financial assistance from the IADB and approved a temporary tax on bank debits, referred to as the TBD, which expired in May 2000 but was effectively re-instituted in March 2002 through a new TBD which was further amended in March 2003.
The VAT and the temporary TBD generated revenues in 2002 of Bs.4.8 trillion, or 3.9% of GDP, and Bs.1.5 trillion, or 1.3% of GDP, respectively. In 2003, the VAT generated revenues of Bs.6.6 trillion, or 4.9% of GDP, and the TBD generated revenues in the amount of Bs.2.0 trillion, or 1.5% of GDP. During 2004, the VAT generated revenues of approximately Bs.13.4 trillion, or 6.5% of GDP, while the TBD generated revenues in the amount of Bs.1.9 trillion, or 0.9% of GDP. In 2005, the VAT generated revenues of Bs.20.0 trillion, or 7.4% of GDP, and the TBD generated revenues in the amount of Bs.2.7 trillion, or 0.9% of GDP. While the VAT generated revenues in 2006 of Bs.20.8 trillion, the Government eliminated the TBD in February 2006. The VAT was reduced from 14% to 11%, effective March 1, 2007, and was further reduced to 9% effective July 1, 2007.
The Public Finance Law
On September 5, 2000, the Government enacted the Ley Orgánica de la Administración Financiera del Sector Público, referred to as the LOAFSP, an organic law designed to regulate the administration of public sector finances, which are defined as the set of systems, administrative bodies and procedures involved in the collection of public revenues and their application to implement the Government’s objectives. The LOAFSP addresses the creation and the administration of the budget, as well as the administration of public credit and the treasury, accounting systems, taxes and Government assets.

Through the LOAFSP, the Government expects to attain greater efficiency, transparency, integrity and solvency in the administration of public funds. To achieve these goals, the LOAFSP establishes a basic framework for new accounting standards designed to record and report the financial performance of the public sector more accurately and reliably than in the past. Once the Office of Public Audit is created under the LOAFSP, it will have the responsibility of auditing the public accounts. The LOAFSP reaffirms the role of the Ministry of Finance, together with Oficina Central de Presupuesto, or the Central Budget Office, as the entities responsible for coordinating the administration of the public finance system.
The Budget and the Pluriannual Framework
The LOAFSP establishes two budgetary documents, the Marco Plurianual, or the Pluriannual Framework, and the Presupuesto Anual, or the Annual Budget.
The Pluriannual Framework, which serves as the basis for the Annual Budget and which is prepared every three years, projects expected fiscal results and places maximum limits on the amount of public expenditures and debt that may be authorized over a three-year period. It also contains the economic policy targets for the three fiscal years which it covers. Under the terms of the original LOAFSP, the Government could not spend funds or incur debt in excess of the amounts authorized by the Pluriannual Framework, except in the event of a national emergency and with the approval of the National Assembly. Also, the Pluriannual Framework could not be amended by the President, pursuant to enabling laws or otherwise, without the approval of the National Assembly.
In March 2007, President Chávez amended the LOAFSP by law-decree within the legislative power conferred by the 2007 Enabling Law. The LOAFSP contains transitory provisions which are applicable from 2005 through 2010 as the first Pluriannual Framework legally approved by the National Assembly will correspond to the period 2011 through 2013. Beginning with the period 2011 through 2013, the Pluriannual Framework will be enacted by the National Assembly and will cover three-year periods in the manner contemplated by the LOAFSP. Until that time, in accordance with the law-decree, the Government will submit the Pluriannual Framework to the National Assembly for the periods of 2005 through 2007 and 2008 through 2010; however, they will be for informative purposes only and will not be formally enacted. In 2007, the Government is scheduled to submit the Pluriannual Framework for the period 2008 though 2010 under the informative conditions set forth in the law-decree.
The Annual Budget projects revenues and expenditures for the forthcoming fiscal year. Before the National Assembly approves the Annual Budget, the Ministry of Finance must submit to the National Assembly a projected budget and financial information related to estimated pension expenditures and other contingent liabilities. The LOAFSP requires the President to submit a report evaluating the execution of the Annual Budget during the previous year to the National Assembly by July 15 of each year. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then current Annual Budget will continue to apply.
In November 2006, the National Assembly approved the budget for 2007. The 2007 budget, as approved, projected total revenues of approximately U.S.$49.6 billion, or 30.3% of GDP, and total expenditures of approximately U.S.$52.3 billion or 31.9% of GDP. The 2007 budget also contemplates a legal limit on borrowing by the Republic of U.S.$3.9 billion, or 2.4% of GDP. The budget for 2007 is based on certain assumptions, including real GDP growth of 5.0%, an average price for the Venezuelan oil basket of U.S.$29.00 per barrel, an average exchange rate of Bs.2,150.00 = U.S.$1.00 and an average inflation at a rate of 12.0%.
National Treasury and Public Accounting
The National Treasury manages the Government’s finances, supervises and records the payment of expenditures authorized in the Annual Budget, retains custody of the funds and securities belonging to the Republic, records all Treasury revenues and evaluates opportunities for the issuance of Treasury bonds.

The LOAFSP seeks to increase the integrity of the Treasury function in the management of public monies. To that end, the LOAFSP prohibits those civil servants who are responsible for determining and recording the amount of revenues owed to the Government, such as taxes and royalties, from participating in the collection and custody of such revenues. In addition, it requires that civil servants held liable for mismanagement of public monies must indemnify the Government, in addition to any other criminal or administrative actions that may be taken against such persons.
The LOAFSP provides that public monies must be maintained in a single account, known as the Single Account, in order to centralize the collection of revenues and the making of payments. The Single Account is administered by the Ministry of Finance through Banco Central and domestic and foreign commercial banks. The LOAFSP permits the establishment of subaccounts for the administration of the Single Account.
The LOAFSP establishes the National Office of Public Accounts as the office responsible for the establishment of public sector accounting standards. The National Office of Public Accounts is also responsible for the preparation of the General Report of the Treasury, which the Ministry of Finance must present to the National Assembly every year. In addition, it sets forth guidelines with respect to the accounting treatment given to expenditures and revenues. For instance, expenditures may not be accounted for until they are actually incurred, although they may have been approved in a prior year. Equally, revenues are to be recorded only after they have been collected. All accounts close on December 31 of each year.
The LOAFSP was amended on January 9, 2003. Under the terms of the amended LOAFSP, the President must submit an annual borrowing law to the National Assembly for approval each year. This borrowing law must set forth the maximum amount of public credit that the Republic may contract and the maximum amount of net indebtedness that the Republic may incur for that fiscal year. As originally drafted, the LOAFSP had provided that, after the annual borrowing law had been approved by the National Assembly, the President would have the ability to enter into public credit operations when he was able to obtain favorable financial conditions for the Republic. He would then periodically inform the National Assembly of such transactions. As amended, the LOAFSP now requires the President to obtain approval from the Comisión Permanente de Finanzas de la Asamblea Nacional (the Permanent Finance Committee of the National Assembly) prior to undertaking each public credit operation. Additionally, each such request for approval must be accompanied by an opinion from Banco Central. Approval is granted if the National Assembly does not deny such request within 10 days.
Macroeconomic Coordination
The LOAFSP requires that the Minister of Finance and the President of Banco Central execute an Annual Coordination Agreement. The Annual Coordination Agreement is designed to harmonize the fiscal, monetary and financing policies of Banco Central and the Central Government in order to achieve macroeconomic stability. The Annual Coordination Agreement must specify the economic objectives of Banco Central and the Ministry of Finance. The LOAFSP expressly prohibits the inclusion of provisions that may be interpreted to infringe upon Banco Central’s independence from the Government. Both the Minister of Finance and the President of Banco Central are accountable to the National Assembly with respect to performance under the Annual Coordination Agreement.
The Annual Coordination Agreement for 2007 was executed by the Ministry of Finance and Banco Central on October 10, 2006. The agreement, entitled the Annual Economic Policy Agreement 2007, set forth the following objectives: (1) maintenance of the positive economic growth experienced in recent years, demonstrated by an annual increase in GDP; (2) the achievement of price stabilization, demonstrated by a decrease in the rate of inflation; and (3) the maintenance of a positive balance in the current account of balance of payments.
Through this Agreement, the Ministry of Finance and Banco Central agreed to work together to coordinate and execute fiscal, monetary and exchange policy consistent with the objectives set forth above. To that end, the parties agreed as follows: (1) with respect to fiscal policy, the Ministry of Finance would implement measures aimed at optimizing expenditures to achieve a fiscal surplus of the Central Government; (2) with respect to monetary policy, Banco Central would utilize interest rates and other mechanisms to stimulate economic growth and to maintain price stability; and (3) with respect to the exchange policy, Banco Central would establish policies and procedures that promote efficiency in the exchange market and keep the exchange rate stable, while approving currencies consistent with the projected level of economic activity and maintaining the right to intervene in the market when circumstances warrant.

Intergenerational Savings Fund
The LOAFSP contemplates the creation of a fund, referred to as the Intergenerational Savings Fund, designed to promote public development policies, such as investment in education, healthcare and the non-petroleum sectors of the economy. Deposits into the Intergenerational Savings Fund may not be used for any purpose for a period of at least twenty years from the date of its establishment. The mechanisms for contributions to be made into the Intergenerational Savings Fund are to be established in the implementing legislation. As of August 31, 2007, this implementing legislation remained pending.
Reforms to the Stabilization Fund
The Stabilization Fund was designed to ensure that fluctuations in oil income do not have a substantial economic effect on the country. Under the original terms of the regulations governing the Stabilization Fund, PDVSA and the Government, acting on its own behalf as well as on behalf of the various state and local governments, contributed royalties, dividends, tax revenues and transfers related to the petroleum sector in excess of the average of such royalties, dividends, tax revenues and transfers for the previous five years. The amount contributed was calculated after subtracting prior allocations to state and local governments and, in those years in which the scheduled debt service exceeded 20% of budgeted revenues for such year, to the Debt Rescue Fund.
Contributions to the Stabilization Fund are to be deposited with Banco Central, which maintains a separate account for each of the Central Government, the various state and local governments and PDVSA. The Stabilization Fund contemplated that funds would be distributed among its contributors during years in which each such contributor’s royalties, dividends, tax revenues or transfers related to the petroleum sector were less than the average of such royalties, dividends, tax revenues or transfers for the previous five years. In such cases, contributors to the Stabilization Fund were only able to draw up to the amount required to cover the difference with respect to the average royalties, dividends, tax revenues or transfers for the previous five years. The law also provided that the disbursements made by the Stabilization Fund during a fiscal year may not exceed two thirds of the balance of the Stabilization Fund at the end of the prior fiscal year. However, this restriction was not applicable during the five years ended November 2003.
Distributions from the Stabilization Fund can also be made in years when contributions to the Stabilization Fund exceeded 80% of the average of petroleum revenues for the previous five years. In those cases, monies distributed to the Central Government were required to be used: (i) 40% for the Fondo Unico Social, a fund designed to provide financing for the implementation of Government programs under the Economic Plan; (ii) 35% for BANDES; and (iii) 25% for the Debt Rescue Fund. Monies distributed to state or local governments must be used for investment purposes, except that during fiscal year 2002 and until June 2003, up to 20% of such distributions could be used by state or local governments to cover budget deficits. Monies contributed by PDVSA may be redistributed to it and may be expended for any purpose authorized by the Council of Ministers, with the consent of the National Assembly.
The Stabilization Fund also contemplated that funds above a minimum required level may be distributed in cases of emergency or budgetary need, upon the approval of the President in consultation with the Council of Ministers, with the consent of the National Assembly. However, the minimum level that must be achieved in order to authorize the use of the Stabilization Fund under these circumstances was not a requirement during the first five years after the creation of the Stabilization Fund.
All contributing entities to the Stabilization Fund must calculate within a month after the end of each quarter the amount of any contributions that must be deposited for the preceding quarter and must make all deposits within 90 days after the end of such quarter.

Effective November 27, 2003, the National Assembly enacted a new Stabilization Fund Law. The most significant reforms to the Stabilization Fund included the following: (i) the Ministry of Finance became responsible for the administration of the Stabilization Fund, although Banco Central maintained control over the day-to-day operations and investment policies; (ii) the board of directors of the Stabilization Fund was composed of representatives appointed by each of the Minister of Finance, the Minister of Planning and Development, the states and local municipalities and PDVSA; (iii) the purpose of the Stabilization Fund became to achieve budgetary stability at both the national and state levels; (iv) in addition to the sources of funding set forth in the previous Stabilization Fund Law, the new law included as an additional source of funding amounts raised from the privatization of government-owned companies, concessions and certain joint venture operations; and (v) the Republic was required to contribute to the fund, net of mandatory appropriations as determined by the Constitution, the surplus (if any) calculated as the difference between the aggregate oil revenues for each calendar year, calculated in U.S. dollars, and the average of aggregate oil revenues for the three preceding calendar years. Oil revenues included tax revenues levied on oil companies operating in Venezuela, royalty revenues and dividends paid by PDVSA. Additionally, PDVSA was required to contribute to the fund 50% of the surplus (if any) calculated as the difference between oil export revenue for each calendar year, calculated in U.S. dollars, and the average of oil export revenue for the three preceding calendar years, net of taxes. PDVSA remained the owner of amounts it contributed to the Stabilization Fund. The amounts were required to be allocated in separate accounts for each of the Republic, PDVSA and states and local governments.
In October 2005, the Stabilization Fund was reformed. The most significant reforms to the Stabilization Fund included the following: (i) Banco del Tesoro is now responsible for the administration of the Stabilization Fund; (ii) the board of directors of the Stabilization Fund is composed of representatives appointed by the President in consultation with the Council of Ministers; (iii) PDVSA is no longer required to contribute funds to the Stabilization Fund; and (iv) withdrawals from the fund are less discretionary in nature.
Withdrawals from the fund will be made through the National Treasury, which will apply the Bolivar amounts resulting from U.S. dollar transfers from the Stabilization Fund to meet (i) shortfalls in fiscal revenue, and (ii) special financing needs arising from a state of “economic emergency” decreed in accordance with Venezuelan law. Annual withdrawals from the fund may not exceed 50% of the balance of the accumulated resources from the preceding fiscal year.
The amended Stabilization Fund Law caps the amounts to be deposited for each participating entity as follows: (i) amounts deposited for the Republic may not exceed 20% of the average value of oil exports of the three preceding calendar years; and (ii) amounts deposited for states and local governments may not exceed 10% of the average value of oil exports of the three preceding calendar years. Under the amended Stabilization Fund Law, PDVSA is no longer required to contribute to the Stabilization Fund.
The funds will be managed by Banco del Tesoro. These funds will not constitute part of the Republic’s international reserves nor part of Banco del Tesoro‘s assets. Banco del Tesoro will be required to submit a description of the status of the Fund and its investments to the Permanent Finance Commission of the National Assembly each month.
The balance in the Stabilization Fund as of December 31, 2004 was approximately U.S.$710 million, an increase of approximately U.S.$10 million from year-end 2003. The balance in the Stabilization Fund as of December 31, 2005 was approximately U.S.$732 million, an increase of approximately U.S.$22 million from year-end 2004. The balance in the Stabilization Fund as of December 31, 2006 was approximately U.S.$768 million, an increase of approximately U.S.$36 million from year-end 2005.
According to the August 15, 2007 proposal to amend the 1999 Constitution, any reference to the Stabilization Fund was effectively eliminated. Although the concept of the Stabilization Fund will continue to be recognized, the amended Constitution will no longer establish a rigid framework for contributions and disbursements. However, the executive and legislative branches will retain the ability to enact future stabilization policies.
Financing Policy
The Government’s primary financing efforts are being directed at tapping local resources and financial bases in order to use national savings generated by individuals and corporations, as evidenced by increased levels of monetary liquidity. This enables the Government to minimize external exposure and reduce the cost of debt in comparison to international debt. In order to reduce the cost of debt, global bonds have been issued locally that are payable in Bolívares but denominated in U.S. dollars, obtaining lower coupons.
To optimize the debt balance, the Republic initiated the retirement of approximately U.S.$3.9 billion of its Par and Discount Brady Bonds in February 2006 which was completed by May 2006. Additionally, optimization efforts were undertaken with respect to bilateral and multilateral debt. Also, there have been efforts aimed at reducing yearly debt service, including achieving net interest savings through prepayment and refinancing, and extending the profile of certain maturities.
The Government’s current financing policy contemplates access to the domestic and international capital markets in order to extend its debt payment profile. The Government’s financing policy also contemplates the strengthening of medium- and long-term benchmarks in the domestic and international capital markets.

Monetary and Exchange Policies
In 2001, Banco Central undertook a more active role in monetary policy than had been pursued in previous years in order to provide stability in the foreign exchange market. In May 2001, Banco Central placed bonds held in its portfolio in the open market through the use of repurchase agreements. In August 2001, in an effort to stem capital flight and to relieve pressure on the value of the Bolivar and its international reserves, Banco Central implemented the following measures:
•	a ban on the sale of foreign currency to companies not domiciled in Venezuela, except under certain limited circumstances;

•	a reduction of 3% in the maximum amount of foreign exchange that Venezuelan banks and savings and loan institutions could hold, from 15% to 12% of their assets; and

•	the establishment of a special reserve that all Venezuelan financial institutions must maintain at Banco Central, consisting of 30% of all of their deposits from and loans to public sector entities and investment in public sector bonds.
During September 2001, Banco Central continued its restrictive monetary policy, increasing its discount rate from 32% to 37%. This increase in the discount rate was an attempt to restrict short-term liquidity, discourage the exchange of Bolívares for foreign currency and promote more conservative portfolio management by financial institutions.
Banco Central’s actions in 2001, combined with the weak global economy, resulted in exchange rate stability for most of the fourth quarter of 2001. However, during the last two weeks of December 2001, the demand for foreign currency suddenly increased, and Banco Central was forced to reopen its money desk operations and increase the discount rate in order to provide stability to the foreign exchange market and prevent rapid devaluation of the Bolivar. At December 31, 2001, the Bolivar traded at Bs.758 = U.S.$1.00.
In January 2002, Banco Central widened the currency exchange band and allowed the Bolivar to depreciate against the U.S. dollar at a slightly greater rate. This change, however, failed to lessen the pressure on the Bolivar, and Banco Central continued to spend large amounts of its international reserves to defend the value of the Bolivar. On February 13, 2002, President Chávez announced that the Bolivar would float freely, with no protective band and minimal intervention from Banco Central. Banco Central continued to participate actively in the exchange markets in 2002 in an attempt to slow the depreciation of the Bolivar. In April 2002, Banco Central modified the terms relating to the reserves that Venezuelan financial institutions must maintain at Banco Central. These changes, among others, gradually decreased the minimum reserve requirements of each institution to 15% of their respective deposits and loans. Additionally, Banco Central began to participate in the bond market in April 2002, buying and selling Government bonds, in an effort to stabilize interest rates by maintaining a constant level of liquidity for bond investors. Despite the intervention by Banco Central in the exchange markets in 2002, the free-floating exchange system put a considerable amount of pressure on the Bolivar, which led to a significant devaluation of the Bolivar with respect to the U.S. dollar in 2002. On October 8, 2002, the Bolivar/U.S. dollar exchange rate reached its lowest point to that date. The Bolivar/U.S. dollar exchange rate on that date, as calculated by Banco Central, was Bs.1,496.25 = U.S.$1.00, reflecting a depreciation of 97.4% compared to December 31, 2001. On December 31, 2002, the Bolivar/U.S. dollar exchange rate, as calculated by Banco Central, was Bs.1,403 = U.S.$1.00, reflecting a depreciation of 85.1% since December 31, 2001.
Exchange Control Regime
In addition to the devaluation of the Bolivar during 2002 described under “ — Economic Policy and Legislation — Monetary and Exchange Policies” above, the general work stoppage that began in December 2002 resulted in a significant decrease in the availability of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of the Republic’s international reserves and a substantial depreciation of the Bolivar against the U.S. dollar during the first few weeks of 2003. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to affect negatively the Republic’s ability to service its external debt. In response to those developments, and in an attempt to achieve monetary stability as well as to ensure the Republic’s future ability to continue to meet its external debt obligations, the Republic suspended foreign exchange trading on January 21, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

CADIVI was created in February 2003 for the administration, control and establishment of the new exchange control regime. CADIVI is composed of five members who are appointed by the President. CADIVI is only responsible for approving private sector imports; public and oil imports are not handled by CADIVI.
From its inception through December 31, 2006, a total of U.S.$60.2 billion in foreign exchange had been approved for imports under the exchange control regime. In the fourth quarter of 2006, CADIVI approved approximately U.S.$5.5 billion for imports under the exchange control regime , and in the first quarter of 2007, CADIVI approved approximately U.S.$5.4 billion. For the five years leading up to the introduction of the exchange control regime, Venezuela spent an average of approximately U.S.$1.2 billion per month on imports.
The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Government fixed the U.S. dollar exchange rate at Bs.1,596 per U.S.$1.00 for purchases and Bs.1,600 per U.S.$1.00 for sales. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 per U.S.$1.00 on February 7, 2003. On February 5, 2004, the Government changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. On March 2, 2005, the National Executive set the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00.
The exchange control regime provides that all foreign currency generated through public or private sector operations must be sold to Banco Central at the exchange rate established thereunder. Banco Central and any other institution authorized to exchange foreign currency is granted a commission of 0.25% for each U.S. dollar purchased or sold. In instances where transactions are made in cash, the commission can be up to 2% of the total amount.
Unless otherwise expressly authorized, the obligation of the public sector to sell foreign currency to Banco Central includes any foreign currency: (i) introduced into Venezuela through BANDES, the Fondo de Garantía de Depósitos, or FOGADE, and other public financial institutions; (ii) obtained by the Republic through public credit operations or otherwise; or (iii) obtained by other public sector entities by any other means. In turn, the private sector must sell to Banco Central any foreign currency: (i) generated from the export of goods and services; (ii) introduced into Venezuela for investment purposes; (iii) generated by companies incorporated to develop the activities regulated by the Hydrocarbons Law; or (iv) generated from transportation services, travel and tourism operations, bank transfers, investment, lease agreements and other commercial, industrial, professional or personal services or activities. Additionally, all foreign currency that enters the country must be registered through banks and financial institutions authorized by CADIVI.
With respect to the purchase of foreign currency, the exchange control regime provides that Banco Central must approve the Republic’s foreign currency budget. This budget may be adjusted in accordance with the level of international reserves and the flow of foreign currency. Banco Central will sell foreign currency only if it determines that there are sufficient international reserves.
Public sector entities must request foreign currency directly from Banco Central for the following: (i) payments of external public debt; (ii) transfers required for the Republic’s foreign service representatives abroad or delegations of the executive, legislative, judicial, civic or electoral branches participating in special missions abroad; (iii) international commitments of the Republic; (iv) payments related to national security; (v) urgent health and food provisions; (vi) the provision of foreign currency to BANDES and Banco de Comercio Exterior; and (vii) payments resulting from imports occurring prior to February 5, 2003. The exchange control regime contains provisions that are specific to PDVSA which effectively allow PDVSA and its affiliates to maintain offshore accounts up to a specified dollar amount approved by Banco Central.

The acquisition of foreign currency by private sector individuals or entities must be approved by CADIVI. To request approval for a certain operation, an individual or entity must first be registered with CADIVI. This requires proof that social security contributions and tax payments are up to date, in addition to other requirements that CADIVI may set forth in the future. Any authorization granted by CADIVI will be valid for 120 days. The foreign currency that is purchased must be used in accordance with the request made to CADIVI for such currency.
Private sector individuals or entities must request approval from CADIVI for: (i) the purchase of foreign currency for transfers of money abroad, payments of imported goods and services and payments of interest or principal on external indebtedness; (ii) the purchase of foreign currency for the payment of dividends, capital gains and interest that are the product of foreign investment in Venezuela, as well as for payments of service contracts, technology contracts or royalties; and (iii) the acquisition of foreign currency for payments under ADS, ADR, GDS and GDR programs implemented prior to February 5, 2003.
On March 14, 2003, the Ministries of Production and Commerce, Agriculture and Land, and Health and Social Development issued a joint resolution which attached a list of materials and goods which are used for the production of essential goods and services. Operations involving the materials listed in those attachments, as well as those involving medical equipment and materials, will receive preferential treatment from CADIVI.
Gross Domestic Product
In 2002, GDP contracted by 8.9% in real terms compared to 2001. During this period, the petroleum sector contracted by 14.2% and the non-petroleum sector contracted by 6.0%. This contraction was due primarily to decreased oil exports resulting from the effects of the general strike that began in December 2002, as well as the adherence by Venezuela to production quotas imposed by OPEC. Decreases of 8.4% in the construction sector, 13.1% in the manufacturing sector and 12.4% in the trade sector also contributed to the severity of this contraction.
In 2003, GDP totaled Bs.35.7 trillion in 1997 Constant Bolívares, representing a contraction of 7.8% in real terms compared to 2002. The contraction was primarily due to the general work stoppage which temporarily halted economic activity. During this period, the petroleum sector contracted by 1.9% and the non-petroleum sector contracted by 7.4%. The contraction in the non-petroleum sector in 2003 resulted primarily from decreases of 39.5% in the construction sector, 6.8% in the manufacturing sector and 9.8% in the trade sector compared to 2002.
In 2004, GDP totaled Bs.42.2 trillion in 1997 Constant Bolívares, registering a 18.3% rate of growth for the year compared to 2003. The significant increase was primarily due to high oil prices, which led to an increase in Government spending and accelerated dollar disbursements. During this period, the petroleum sector expanded by 13.7% and the non-petroleum sector expanded by 16.1%. The growth in the non-petroleum sector in 2004 resulted primarily from growth of 25.1% in the construction sector, 28.1% in the trade sector and 21.4% in the manufacturing sector, compared to 2003.
In 2005, GDP totaled approximately Bs.46.5 trillion in 1997 Constant Bolívares, registering a 10.3% rate of growth for the year compared to 2004. The increase was primarily due to high oil prices and an increase in public expenditure, which expanded domestic aggregate demand and led to an increase in the national supply. During this period, the petroleum sector expanded by 2.6% and the non-petroleum sector expanded by 11.1%. The growth in the non-petroleum sector in 2005 resulted primarily from growth of 22.5% in the trade sector, 23.1% in the construction sector and 16.6% in the transportation sector, compared to 2004.

In 2006, GDP totaled approximately Bs.51.3 trillion in 1997 Constant Bolívares, registering a 10.3% rate of growth for the year compared to 2005. The increase was primarily due to the same factors that led to the increase in 2005, including high oil prices and an increase in public expenditure, which expanded domestic aggregate demand and led to an increase in the national supply. During this period, the petroleum sector contracted by 1.9% but the non-petroleum sector expanded by 11.7%. The growth in the non-petroleum sector in 2006 resulted primarily from growth of 19.2% in the trade sector, 32.1% in the construction sector and 17.7% in the transportation sector, compared to 2005.
The following tables set forth Venezuela’s GDP in 1997 Constant Bolívares for each of the periods indicated:

	Year Ended December 31,
	2002		2003		2004(1)		2005(1)		2006(1)
	Value	Share	Value	Share	Value	Share	Value	Share	Value	Share
				(in billions of 1997 Constant Bolívares and as percentage share of GDP)
Aggregate Global Demand	Bs.38,650.1	100.0%	Bs.35,652.7	100.0%	Bs.42,172.3	100.0%	Bs.46,530.0	100.0%	Bs.51,337.9	100.0%
Aggregate Internal Demand	36,486.3	94.4	32,776.6	91.9	42,007.7	99.6	49,943.0	107.3	60,006.8	116.9
Gross Capital Formation	9,076.6	23.5	5,715.9	16.0	8,559.4	20.3	11,806.6	25.4	15.757.0	30.7
Consumption	27,825.0	72.0	27,190.0	76.3	31,318.7	74.3	36,322.1	78.1	42,318.9	82.4
Public	5,529.5	14.3	5,844.8	16.4	6,676.2	15.8	7,305.9	15.7	7,849.6	15.3
Private	22,295.6	57.7	21,345.1	59.9	24,642.5	58.4	29,016.2	62.4	34,469.4	67.1
Variation of Stock	(415.3)	(1.1)	(129.3)	(0.4)	2,129.6	5.0	1,814.3	3.9	1,930.9	3.8
Net External Demand(2)	2,163.8	5.6	2,876.1	8.1	164.7	0.4	(3,413.0)	(7.3)	(8,669.0)	(16.9)
Gross Domestic Product	38,650.1	100.0	35,652.7	100.0	42,172.3	100.0	46,530.0	100.0	51,337.9	100.0
Petroleum Activities	6,595.7	17.1	6,472.2	18.2	7,360.8	17.5	7,549.5	16.2	7,408.3	14.4
Non-petroleum Activities	28,789.4	74.5	26,649.8	74.7	30,934.1	73.4	34,375.9	73.9	38,408.4	74.8
Agriculture	2,144.0	5.5	2,115.9	5.9	2,208.6	5.2	2,284.2	4.9	2,349.3	4.6
Mining	295.2	0.8	282.1	0.8	322.2	0.8	316.7	0.7	329.0	0.6
Manufacturing	6,214.9	16.1	5,791.7	16.2	7,033.5	16.7	7,704.0	16.6	8,505.0	16.6
Water and Electricity	945.9	2.4	941.1	2.6	1,021.5	2.4	1,109.2	2.4	1,178.4	2.3
Construction	2,733.2	7.1	1,654.1	4.6	2,069.0	4.9	2,547.0	5.5	3,365.8	6.6
Trade(3)	3,535.4	9.1	3,190.7	8.9	4,085.7	9.7	5,007.0	10.8	5,967.6	11.6
Transportation(4)	2,465.4	6.4	2,305.1	6.5	2,736.6	6.5	3,191.9	6.9	3,756.8	7.3
General Government	4,471.8	11.6	4,692.6	13.2	5,211.6	12.4	5,584.8	12.0	5,794.6	11.3
Financial Institutions(5)	4,875.5	12.6	4,714.4	13.2	5,463.1	13.0	6,195.1	13.3	7,182.4	14.0
Other(6)	1,108.2	2.9	962.2	2.7	782.3	1.9	435.9	0.9	(20.5)	0.0
Import Rights	3,265.0	8.4	2,530.6	7.1	3,877.5	9.2	4,604.6	9.9	5,521.2	10.8

(1)	Preliminary figures.

(2)	Exports minus imports.

(3)	Includes commerce, repair services, restaurants and hotels.

(4)	Includes transport, storage and communications.

(5)	Includes financial institutions, insurance, real estate and lending activities.

(6)	Includes community, social and personal services and private non-profit services and non-profit services minus imputed banking services measured.
Source: Banco Central.

			Year Ended December 31,
	2002	2003	2004(1)	2005(1)	2006(1)
	(percentage change in real terms)
Aggregate Global Demand	(8.9)%	(7.8)%	18.3%	10.3%	10.3%
Aggregate Internal Demand	(14.7)	(10.2)	28.2	18.9	20.2
Gross Capital Formation	(18.4)	(37.0)	49.7	37.9	33.5
Consumption	(6.2)	(2.3)	15.2	16.0	16.5
Public	(2.5)	5.7	14.2	9.4	7.4
Private	(7.1)	(4.3)	15.4	17.7	18.8
Net External Demand(2)	(657.7)	32.9	(94.3)	(2,172.9)	154.0
Gross Domestic Product	(8.9)	(7.8)	18.3	10.3	10.3
Petroleum Activities	(14.2)	(1.9)	13.7	2.6	(1.9)
Non-petroleum Activities	(6.0)	(7.4)	16.1	11.1	11.7
Agriculture	(0.8)	(1.3)	4.4	3.4	2.8
Mining	4.3	(4.4)	14.2	(1.7)	3.9
Manufacturing	(13.1)	(6.8)	21.4	9.5	10.4
Water and Electricity	2.1	(0.5)	8.5	8.6	6.2
Construction	(8.4)	(39.5)	25.1	23.1	32.1
Trade(3)	(12.4)	(9.8)	28.1	22.5	19.2
Transportation(4)	(4.4)	(6.5)	18.7	16.6	17.7
General Government	(0.4)	4.9	11.1	7.2	3.8
Financial Institutions(5)	(3.1)	(3.3)	15.9	13.4	15.9
Other(6)	13.7	(13.2)	(18.7)	(44.3)	—
Adjustments	(20.4)	(22.5)	53.2	18.8	19.9

(1)	Preliminary figures.

(2)	Exports minus imports.

(3)	Includes commerce, repair services, restaurants and hotels.

(4)	Includes transport, storage and communications.

(5)	Includes financial institutions, insurance, real estate and lending activities.

(6)	Includes community, social and personal services and private non-profit services and financial intermediation services indirectly measured.
Source: Banco Central.
Inflation
The rapid devaluation of the Bolivar in 2002 was accompanied by an increase in inflationary pressures on the Venezuelan economy. The rate of inflation, as measured by the CPI, rose to 31.2% for year-end 2002.
For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, stood at 27.1% and averaged 31.1% for the whole of 2003. The decrease in inflation was primarily due to the Government’s implementation of price controls on certain basic goods and food staples.
The rate of inflation, as measured by the CPI, decreased to 19.2% for year-end 2004 and averaged 21.7% for the whole of 2004. The decrease in inflation was primarily due to the controlled devaluation of the exchange rate and the increase in imports supported by the positive international reserves position.
For the year ended December 31, 2005, the rate of inflation, as measured by the CPI, stood at 14.4% and averaged 16.0% for the whole of 2005. The decrease in inflation was primarily due to increased domestic production of goods combined with the fixed exchange rate and the price controls imposed on certain basic goods.
The rate of inflation, as measured by the CPI, increased to 17.0% for year-end 2006 and averaged 13.7% for the whole of 2006. The increase in inflation was primarily due to the insufficient response in the internal supply to the significant expansion experienced in the aggregate demand. The inflationary pressures were partly tempered by increased levels of imported goods and services at a stable nominal exchange rate, a strong level of international reserves and liquidity regulatory operations undertaken by Banco Central. Furthermore, the price controls and the expansion of distribution networks providing low-cost food assisted in curbing inflationary pressures affecting low-wage households.

The Government has adopted a policy of containing inflationary pressures in the economy and is taking a number of concrete actions to reverse the inflationary trends. Among these actions are avoiding the monetization of PDVSA’s income by direct contributions of income to FONDEN and retention of foreign exchange for direct payment of foreign currency expenditures, increasing the amount of foreign currency given to providers of domestic goods and services and increasing investment in areas of the economy most prone to inflationary pressures, including the agro-industrial sector.
During the first quarter of 2007, the National Executive announced additional policies intended to control inflation. These measures were primarily aimed at stimulating the aggregate supply, both internally and externally, to minimize inflationary expectations and to increase price control efficiency by strengthening and expanding the public food distribution networks. Furthermore, the VAT was removed from certain goods and services categorized as basic necessities in addition to the three percent reduction in the VAT for all other taxable goods and services, effective March 1, 2007 and the further two percent reduction, effective July 1, 2007.

The following table sets forth five price indices for the periods indicated:

					2002					2003					2004					2005					2006
	2002				Full	2003				Full	2004				Full	2005				Full	2006				Full
	Quarters				Year	Quarters				Year	Quarters				Year	Quarters				Year	Quarters				Year
	I	II	III	IV		I	II	III	IV		I	II	III	IV		I	II	III	IV		I	II	III	IV
Producer Price Index(1):
Manufacturing Goods(2):
Average	6.3	11.0	14.0	7.2	29.0	12.4	7.9	5.0	3.7	41.7	8.5	9.9	3.4	2.7	27.8	3.6	5.8	2.7	1.2	16.5	2.6	2.9	3.3	3.0	11.3
End of Period(3)	13.4	7.1	15.0	2.8	43.9	17.5	5.1	4.7	3.5	33.8	12.9	6.4	1.7	3.2	26.0	5.2	4.7	1.9	0.9	13.4	3.0	3.3	3.1	2.7	12.7
Raw Materials for Construction:
Average	7.4	11.0	17.4	5.5	33.4	15.6	10.8	3.0	2.7	49.2	10.4	14.6	6.8	1.3	43.2	3.9	6.7	2.9	0.1	19.1	3.3	4.8	5.1	2.2	13.8
End of Period(3)	14.9	8.3	17.4	0.1	46.0	24.5	3.6	3.0	2.4	35.5	17.0	10.9	3.8	1.7	37.0	7.8	3.1	2.3	0.3	14.1	4.8	4.8	3.8	2.0	16.4
Wholesale Price Index(4) (6):
Domestic Goods(1):
Average	6.0	11.4	13.9	9.2	31.0	14.5	11.9	6.5	7.9	51.1	8.1	5.8	4.9	3.3	30.5	5.0	5.7	3.5	1.1	18.8	3.3	3.9	5.5	3.6	14.6
End of Period	13.2	7.6	14.6	5.4	47.2	22.5	7.1	6.6	8.1	51.9	8.1	4.6	3.9	4.3	22.4	5.5	5.6	1.9	1.5	15.3	3.3	6.2	3.6	3.8	18.0
Imported Goods(1):
Average	10.3	17.6	22.1	7.2	46.8	19.0	7.3	6.5	2.9	42.3	12.3	8.0	1.7	(0.1)	28.5	3.1	5.9	1.6	0.3	11.5	2.1	2.1	1.2	2.6	7.6
End of Period	22.0	12.3	21.8	0.2	67.2	26.4	1.6	8.6	2.0	56.4	17.3	3.7	(0.1)	0.8	22.5	5.3	3.9	1.2	0.2	10.9	3.0	1.7	1.5	2.7	9.2
Consumer Price Index(5)
(Caracas Metro Area):
Average	4.3	7.1	8.7	7.6	22.5	8.2	6.1	4.9	4.9	31.1	6.3	4.7	4.1	3.1	21.7	4.1	4.1	3.2	2.9	16.0	1.7	2.8	6.4	4.3	13.7
End of Period(3)	7.0	5.4	10.8	4.9	31.2	9.4	5.5	4.6	5.4	27.1	6.4	4.4	3.3	3.9	19.2	3.3	4.5	3.3	2.5	14.4	1.3	4.1	6.6	3.9	17.0

(1)	The Wholesale Price Index and the Producer Price Index include the General Wholesale Tax.

(2)	The percentage changes refer to the Producer Price Index for manufactured goods (Caracas Metropolitan Area and Central Region of Venezuela Base 1997 = 100).

(3)	This index is calculated with quarterly information collected at mid-term.

(4)	The percentage changes refer to the Wholesale Price Index for manufactured goods (Caracas Metropolitan Area and Central Region of Venezuela Base 1984 = 100).

(5)	The Consumer Price Index (CPI) has been calculated on the basis of 1997 Constant Bolívares.

(6)	The Wholesale Price Index has been calculated on the basis of 1997 Constant Bolívares.
Source: Banco Central

Foreign Trade and Balance of Payments
Foreign Trade
Foreign trade plays a vital role in the Venezuelan economy. Venezuela traditionally has experienced a favorable balance of trade. Average annual exports for the five years ended 2006 were U.S.$42.9 billion. During the same period, average annual imports were U.S.$19.4 billion.
In 2006, Venezuela’s total exports were U.S.$65.2 billion. Petroleum products represent the most significant exports for Venezuela, totaling U.S.$58.4 billion during 2006. During the same period, total imports, consisting mainly of raw materials, machinery, equipment and manufactured goods, were U.S.$32.2 billion.
Trade Policy
The basic goals of Venezuela’s trade policy are to generate sustainable growth and macroeconomic stability by diversifying production and promoting Venezuelan products in the international market. The policy contemplates increasing the number of small and medium sized companies with export capabilities, promoting nontraditional exports, reinforcing current trade alliances and developing new trade alliances with an emphasis on South American and Caribbean countries. In addition, Venezuela has entered into a number of bilateral, regional and multilateral free trade agreements. It is an active member of the GATT and the WTO.
The Government has entered into agreements with a number of countries, including countries in South America, North America and the Caribbean basin, as well as countries in the European Union, Africa, the Middle East and Asia, regarding the promotion of bilateral trade and economic and technological development, as well as the facilitation of purchases of petroleum and refined petroleum products. In this connection, Venezuela entered into several agreements with the Caribbean countries within the framework of Petrocaribe to supply oil and products under preferential financing conditions similar to those established by other agreements between Venezuela and Central America and South American states, such as Argentina, Bolivia, Ecuador and Uruguay. In exchange, these countries supply goods and services in several areas as well as technical assistance to Venezuela, including agricultural advising and medical personnel.
In December 2004, President Chávez and China’s President Hu Jintao signed a total of eight energy, agricultural and technical cooperation agreements. During President Chávez’s visit to China, the Ministry of Energy and Petroleum, referred to as MEP, and the Chinese National Petroleum Corporation, or CNPC, also agreed to develop an oil field in eastern Venezuela. In 2006, Venezuela and China signed additional oil agreements, and by September 2006, Venezuela was shipping approximately 200,000 barrels of crude and products per day to China. In 2007, the two countries signed additional agreements which provided for the construction of three refineries in China to process Venezuelan crude oil, and explored building a refinery to upgrade heavy crude oil to lighter quality using Chinese technology and to process crude oil from the Orinoco Belt.
Between 2004 and 2006, Venezuela entered into agreements with numerous countries which focused on the delivery of oil, the fight against terrorism, drugs and poverty and other matters. The Government is pursuing a variety of regional initiatives known as the Bolivarian Alternative for the Americas, or ALBA, and the South American Union of Nations, or UNASUR. These initiatives are designed to strengthen cooperation among Latin American and Caribbean countries. In this connection, the Transoceanic Pipeline, an important energy integration project between Colombia and Venezuela, is scheduled to be completed in 2007. In 2004, Venezuela became an associate member of Mercosur. Venezuela has encouraged these countries to take part in numerous energy integration projects such as the Great Southern Pipeline and the Petrosur initiative, as well as building and expanding refineries in Brazil, Uruguay and Paraguay. In April 2006, Venezuela, Cuba and Bolivia entered into the Peoples’ Trade Treaty, which is a political, social and economic cooperation agreement that covers initiatives in trade, health, social services and energy, among other matters.

Trading Partners
Foreign trade plays a vital role in the Venezuelan economy, the United States being Venezuela’s most important trading partner. As of December 31, 2006, Venezuela was the fourth-largest exporter of crude and petroleum products to the United States. In addition to the United States, Venezuela’s significant trading partners include China, Colombia, Brazil and Japan.
The following tables set out the geographical distribution of Venezuela’s imports and exports, including in the petroleum sector, for the periods indicated:

	Imports
	Year Ended December 31,
	2002	2003	2004	2005(1)	2006(1)
	(as a percentage of total)
Brazil	6.2%	5.1%	7.0%	8.4%	9.6%
Colombia	7.9	6.8	10.0	10.1	10.0
France	0.7	1.9	1.1	1.1	1.3
Germany	4.6	3.1	3.1	2.6	2.4
Italy	4.0	1.9	2.5	2.1	2.1
Japan	3.4	1.7	2.9	3.0	3.2
United States	31.7	25.8	28.7	29.0	29.0
Others	41.5	53.7	44.7	43.7	42.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

	Exports
	Year Ended December 31,
	2002	2003	2004(1)	2005(1) (2)	2006(1) (2)
	(as a percentage of total)
Brazil	2.1%	1.0%	0.4%	0.4%	0.8%
Colombia	2.8	2.4	2.7	2.0	1.1
France	0.6	0.2	0.1	0.5	1.1
Germany	0.4	0.5	0.5	0.7	0.4
Italy	0.6	0.5	0.4	0.6	0.7
Japan	0.2	0.5	0.5	0.4	0.3
United States	45.1	42.5	42.3	48.4	48.9
Others	48.2	52.4	53.1	47.0	46.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.

(2)	Information for iron ore is unavailable.
Sources: Banco Central, INE, PDVSA and Ferrominera del Orinoco.
Development of Non-Petroleum Exports
Venezuela’s principal non-petroleum exports include steel, iron ore, chemical products, aluminum, fish and shellfish, cement, paper products, ceramics and tropical fruits. Venezuela has taken steps to increase its non-petroleum exports as part of its plan to diversify its sources of foreign exchange earnings and fiscal revenues. Nonetheless, in the short and medium term, petroleum exports (including natural gas) are expected to continue to comprise the substantial majority of Venezuela’s exports in dollar value. In 2002, non-petroleum exports totaled U.S.$5.2 billion, representing 19.6% of total exports. During 2003, non-petroleum exports totaled U.S.$5.2 billion, representing 19.1% of Venezuela’s total exports during that period. In 2004, non-petroleum exports totaled U.S.$6.8 billion, representing 17.1% of Venezuela’s total exports during that period. During 2005, non-petroleum exports totaled U.S.$7.4 billion, representing 13.3% of Venezuela’s total exports during that period. During 2006, non-petroleum exports totaled U.S.$6.8 billion, representing 10.4% of Venezuela’s total exports during that period.

Balance of Payments
CADIVI has allocated additional amounts of foreign exchange to address the needs of a surging domestic economy. Accordingly, imports continued their upward trend. Imports of goods related to capital formation registered notable growth, followed by increases in imports of goods for final and intermediate consumption.
Because Venezuela is a major oil producer and exporter, it has historically recorded trade and current account surpluses. The current account surplus was U.S.$7.6 billion during 2002 as compared to a surplus of U.S.$2.0 billion in 2001. This increase in the current account surplus was due mainly to the significant decrease in imports during 2002. In 2003, the current account surplus was U.S.$11.8 billion, and in 2004, the current account surplus was U.S.$15.5 billion. The increase in the current account surplus in 2003 was attributable to a favorable trade balance due to a decrease in the level of imports as a result of the implementation of the exchange controls and decreased economic activity. In 2004, the increase in the current account surplus was primarily due to an increase in exports and the prices of certain commodities, including oil and oil derivatives. In 2005, the current account surplus was U.S.$25.5 billion. The substantial increase in the current account surplus was due primarily to a favorable trade balance caused mainly by an increase in the price received for petroleum exports.
For 2006, the overall balance of payments totaled approximately U.S.$4.7 billion and the current account surplus was U.S.$27.2 billion. The increase in the current account surplus was due primarily to the high levels of prices for petroleum products. The current account surplus reflected the positive evolution of oil exports, which, benefiting from recent increases in prices, increased to U.S.$58.4 billion, or 89.6% of total exports. Non-oil exports, estimated at U.S.$6.7 billion, showed a slight drop which could be related to the repositioning of the domestic production of certain basic products towards satisfying the domestic market, in which the demand showed an expansionary trend.
The capital account recorded a deficit of U.S.$9.2 billion for 2002. The deficit in the capital account in 2002 was due primarily to significant outflows that occurred in connection with the servicing of external debt, which were not, as in prior years, balanced by strong foreign investment or new disbursements of external debt. The capital account recorded a deficit of U.S.$5.6 billion for 2003 and U.S.$11.1 billion for 2004. The capital account deficit in 2003 was due to a reduction of capital outflows stemming from the exchange control regime, a reduction in net portfolio investment payments and an increase in direct investment. The increased capital account deficit in 2004 was primarily due to an increase in foreign assets and payments of external debt obligations. During 2005, the capital account recorded a deficit of U.S.$16.8 billion. The deficit in the capital account in 2005 was due primarily to an increase in public sector external assets.
During 2006, the capital account recorded a deficit of U.S.$19.5 billion. The deficit in the capital account in 2006 was due primarily to the operations of the public sector with an emphasis on the acquisition of portfolio assets, the reduction of sovereign debt and the financing granted by the petroleum industry to its clients and affiliates.
In 2002, foreign direct investment decreased significantly to approximately U.S.$782 million, as compared to U.S.$3.7 billion in 2001. In 2003, foreign direct investment increased to approximately U.S.$899 million. In 2004, foreign direct investment totaled U.S.$864 million, and in 2005, foreign direct investment totaled U.S.$1.5 billion. In 2006, foreign direct investment totaled U.S.$854 million.

The following table sets forth Venezuela’s balance of payments for the periods indicated:

	Year Ended December 31,
	2002	2003	2004	2005(1)	2006(1)
	(in millions of U.S. dollars)(2)
Current Account	$7,599	$11,796	$15,519	$25,534	$27,167
Trade Balance	13,421	16,747	22,647	31,780	32,984
Oil Exports (f.o.b.)	21,532	22,029	32,871	48,069	58,438
Non-oil Exports (f.o.b.)	5,249	5,201	6,797	7,404	6,772
Imports (f.o.b.)	(13,360)	(10,483)	(17,021)	(23,693)	(32,226)
Services	(2,909)	(2,634)	(3,383)	(3,866)	(4,259)
Transportation	(1,241)	(954)	(1,384)	(1,781)	(2,235)
Travel	(547)	(528)	(576)	(626)	(559)
Communications	(10)	(10)	(13)	8	41
Insurance	(155)	(113)	(163)	(218)	(287)
Government	15	(174)	(142)	(72)	(105)
Other	(971)	(855)	(1,105)	(1,177)	(1,114)
Investment Income	(2,756)	(2,337)	(3,673)	(2,281)	(1,512)
Inflows	1,474	1,729	2,050	4,159	7,532
Public Sector Interest	496	300	337	485	787
Private Sector Interest	659	34	35	97	269
Other	319	1,395	1,678	3,577	6,476
Outflows	(4,230)	(4,066)	(5,723)	(6,440)	(9,044)
Public Debt Interest	(1,877)	(1,801)	(1,723)	(2,014)	(2,142)
Private Debt Interest	(299)	(269)	(298)	(349)	(359)
Other	(2,054)	(1,996)	(3,702)	(4,077)	(6,543)
Current Transfers	(157)	20	(72)	(99)	(46)
Capital and Financial Account	(9,243)	(5,558)	(11,116)	(16,841)	(19,468)
Inflows	6,827	9,242	8,984	12,485	13,403
Direct Investment	782	899	864	1,499	854
Public Debt (long-term)	2,340	3,201	3,353	2,364	1,603
Bonds	200	1,378	2,436	1,454	0
Loans and Trade credits	2,140	1,823	917	910	1,603
Private Debt (long-term)	433	61	56	299	0
Bonds	0	0	0	0	0
Loans	433	61	56	299	0
Imports Financing	0	878	435	1,346	96
Other	3,272	4,203	4,276	6,977	10,850
Outflows	(16,070)	(14,800)	(20,100)	(29,326)	(32,871)
Direct Investment		(177)	0	(99)	(3,486)
Public Debt (long-term)	(3,119)	(5,818)	(5,704)	(2,953)	(6,115)
Bonds	(1,572)	(3,288)	(3,774)	(1,184)	(4,186)
Loans and Trade credits	(1,547)	(2,530)	(1,930)	(1,769)	(1,929)
Private Debt (long-term)	(389)	(851)	(944)	(1,056)	(802)
Bonds	(21)	0	(26)	(42)	(62)
Loans	(368)	(851)	(918)	(1,014)	(740)
Imports Financing		(90)	(195)	(411)	0
Other	(12,562)	(7,864)	(13,257)	(24,807)	(22,468)
Net Errors and Omissions	(2,783)	(795)	(2,503)	(3,236)	(2,963)
Overall Balance	(4,427)	5,443	1,900	5,457	4,736
Change in Reserves (Increase)	4,427	(5,443)	(1,900)	(5,457)	(4,736)
Assets	4,430	(5,454)	(2,155)	(5,424)	(4,676)
Banco Central(3)	1,070	(7,604)	(2,146)	(5,402)	(4,640)
BANDES	0	0	0	0	0
Stabilization Fund	3,360	2,150	(9)	(22)	(36)
Obligations	(3)	11	255	(33)	(60)
Banco Central(3)	(3)	11	255	(33)	(60)

(1)	Preliminary figures.

(2)	Figures without parentheses indicate a diminution of the assets or increase of the corresponding liabilities. Figures within parentheses indicate an increase of the assets or diminution of the corresponding liabilities.

(3)	Excludes changes in valuation.

Source:	Banco Central

International Reserves
Banco Central intervened in the foreign currency markets in 2002 in an attempt to bolster the value of a rapidly depreciating Bolivar. As a result, the level of gross international reserves decreased in 2002. At December 31, 2002, gross international reserves at Banco Central totaled U.S.$12.0 billion, representing a decrease of U.S.$293 million from December 31, 2001. At December 31, 2002, international monetary assets totaled U.S.$15.4 billion, liquid operating reserves totaled U.S.$8.0 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$12.0 billion. At the same date, the balance in the Stabilization Fund was U.S.$2.9 billion.
Gross international reserves stood at U.S.$20.7 billion at December 31, 2003 (excluding funds in the Stabilization Fund), representing an increase of U.S.$8.7 billion since December 31, 2002. At the same date, the balance in the Stabilization Fund was U.S.$700 million. As a result of the implementation of exchange controls in 2003 and the establishment of CADIVI’s procedures for allocation and approval of foreign exchange purchases, the year-end balance of gross international reserves at Banco Central at December 31, 2003 included amounts approved for conversion to U.S. Dollars, but not disbursed, substantially higher than in subsequent periods.
Gross international reserves at Banco Central increased by U.S.$2.8 billion between December 31, 2003 and December 31, 2004, rising to U.S.$23.5 billion at year-end 2004. At December 31, 2004, international monetary assets stood at U.S.$24.8 billion, liquid operating reserves at Banco Central totaled U.S.$17.9 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$23.2 billion. At the same date, the balance in the Stabilization Fund was U.S.$710 million.
Banco Central’s gross international reserves at the end of 2005 totaled U.S.$29.6 billion, representing an increase of U.S.$6.1 billion since December 31, 2004. In addition, funds in the Stabilization Fund totaled U.S.$732 million. At December 31, 2005, total international monetary assets totaled U.S.$30.7 billion, liquid operating reserves at Banco Central totaled U.S.$23.5 billion and net international reserves (excluding funds in the Stabilization Fund) at Banco Central totaled U.S.$29.4 billion.
Gross international reserves at Banco Central increased by U.S.$7.0 billion between December 31, 2005 and December 31, 2006, rising to U.S.$36.7 billion at year-end 2006. At December 31, 2006, international monetary assets stood at U.S.$37.9 billion, liquid operating reserves at Banco Central totaled U.S.$28.9 billion and net international reserves (excluding funds in the Stabilization Fund) totaled U.S.$36.5 billion.

The following table sets out a breakdown of the international monetary assets of Venezuela for the periods indicated:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in millions of U.S. dollars)
International Reserves at Banco Central	$12,003	$20,666	$23,498	$29,636	$36,672
Gold(1)	3,516	4,632	5,122	5,718	7,255
Special Drawing Rights	11	10	9	5	0
IMF Position(2)	438	478	500	460	484
Total Liquid Operating Reserves	8,038	15,546	17,867	23,453	28,933
Liabilities of Banco Central(3)	(29)	(40)	(295)	(262)	(202)
Net Liquid Operating Reserves	8,009	15,506	17,572	23,191	28,731
Stabilization Fund (4)	2,857	700	710	732	768
Other International Monetary Assets(5)	506	532	598	313	430
International Monetary Assets(6)	15,366	21,898	24,806	30,681	37,870

(1)	Figures are valued at the market price for gold at the relevant dates and reflect methodological arrangements in the accounting treatment for gold-swap operations.

(2)	Includes net IMF Position.

(3)	Includes Banco Central’s reserve liabilities.

(4)	Includes the Stabilization Fund portfolio managed by Banco Central.

(5)	Other than amounts in the Stabilization Fund.

(6)	Includes all monetary or similar assets denominated in units of exchange other than Bolívares owned or controlled by the Republic, Banco Central and other public sector entities.

Sources:	Banco Central, BANDES and PDVSA.
Banco Central Transfers
In 2001, Banco Central’s board of directors approved the transfer of Bs.1.8 trillion in realized income from Banco Central to the Government in accordance with the provisions of the Central Bank Law. In 2002, Banco Central transferred an additional Bs.1.7 trillion in realized income to the Government. The amounts transferred were used for certain investment projects and social programs of the Government. The income that was the subject of the transfer was derived from the accumulation of realized profits from foreign exchange operations of Banco Central. The transfer did not affect unrealized gains on foreign exchange holdings.
A new Central Bank Law was enacted on October 3, 2001. The amended Central Bank Law continues to provide that 10% of Banco Central’s annual net income is to be allocated to Banco Central’s general reserve, and a maximum of 5% of annual net income can be set aside in a voluntary reserve fund. In accordance with the new Central Bank Law, the remainder of Banco Central’s income must be transferred to the Government within the six-month period following Banco Central’s fiscal year end. On October 18, 2002, an amendment to the Central Bank Law was approved by the National Assembly requiring the calculation of the amount of Banco Central income to be transferred to the Government must now be calculated every six months, rather than annually, and must be transferred to the Government within the six-month period following each such calculation.
In July 2005, the National Assembly approved an amendment to the new Central Bank Law. The reform allows PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, must be contributed by PDVSA to FONDEN. Amounts deposited in FONDEN may only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The reform also requires Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. This deposit was completed on November 7, 2005, and since that date through May 11, 2007, approximately U.S.$11.0 billion has been added by Banco Central.

Foreign Exchange Rates and Exchange Controls
Prior to February 1983, the Bolivar/U.S. dollar exchange rate was fixed at Bs.4.30 = U.S.$1.00. In February 1983, a system of differential exchange rates was implemented to reduce imports and to stimulate domestic production, including the production of non-traditional exports. Under this system, while the Bolivar was permitted to float for certain transactions, a series of controlled foreign exchange rates was established to moderate the inflationary impact of the cost of living and to mitigate the financial costs of the devaluation of the Bolivar among those sectors of the economy with high levels of external debt. These controlled rates of exchange were utilized for payments of registered external public and private debt and for most commercial transactions. During the same period, a much higher free market exchange rate was in effect for obtaining foreign exchange for tourism, imports of certain non-essential goods, personal transfers and certain other items.
Although the system of differential exchange rates assisted in moderating inflation, it also resulted in imbalances in both the external and internal accounts by effecting quantitative restrictions on imports. This created an anti-export bias in the Venezuelan economy and increased speculative pressure on the Bolivar. In March 1989, the Government ended the system of official, controlled exchange rates and established a unified, floating exchange rate with free convertibility.
A financial sector crisis in 1994 resulted from solvency and liquidity crises among Venezuelan financial institutions. The crisis, occurring in the context of a general climate of economic and political instability, caused a run on the foreign exchange markets in favor of U.S. dollars. At the end of June 1994, the exchange rate had declined to Bs.171.80 = U.S.$1.00 from Bs.105.90 = U.S.$1.00 at the end of December 1993. The adverse effect of such pressure in the foreign exchange markets, the resulting intensification of devaluation expectations and the loss of international reserves led the Government to close temporarily the foreign exchange markets on June 27, 1994. The Government thereafter adopted a new exchange control regime on July 9, 1994. Between July 1994 and December 11, 1995, the official exchange rate was set at Bs.170 = U.S.$1.00. On December 11, 1995, the Government devalued the Bolivar and changed the official exchange rate from Bs.170 = U.S.$1.00 to Bs.290 = U.S.$1.00. In April 1996, the exchange control system was eliminated and the Bolivar was permitted to float. On April 22, 1996, Venezuela introduced a unified, free-floating exchange rate with free convertibility. The exchange rate was subject to a system established by Banco Central which was designed to allow the Bolivar to fluctuate within a crawling band.
The deteriorating economic and political environment in Venezuela during early 2002 triggered large-scale capital flight and increased pressure on the value of the Bolivar. In response, Banco Central was required to utilize large amounts of its international reserves to support the value of the Bolivar. On February 13, 2002, President Chávez announced that the Bolivar would float freely, without a protective band and with minimal intervention from Banco Central. On October 8, 2002, the Bolivar/U.S. dollar exchange rate reached its lowest point to date since its initial devaluation. The Bolivar/U.S. dollar exchange rate on that date, as calculated by Banco Central, was Bs.1,496.25 = U.S.$1.00, reflecting a depreciation of 97.4% compared to December 31, 2001. On December 31, 2002, the Bolivar/U.S. dollar exchange rate, as calculated by Banco Central, was Bs.1,403 = U.S.$1.00, reflecting a depreciation of 85.1% since December 31, 2001.
In accordance with the new fixed exchange control regime that became effective on February 5, 2003, the Bolivar/U.S. dollar exchange rate was set at Bs.1,596 = U.S.$1.00 (purchase) and Bs.1,600 = U.S.$1.00 (sale). On February 5, 2004, the Ministry of Finance and Banco Central changed the Bolivar/U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 (purchase) and Bs.1,920.00 = U.S.$1.00 (sale). On March 2, 2005, the Ministry of Finance and Banco Central set the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 (purchase) and Bs.2,150.00 = U.S.$1.00 (sale).
In February 2007, a monetary reform was announced by presidential decree under the 2007 Enabling Law that effectively eliminated three zeroes, or divided by 1,000, the Bolivar’s exchange rate, effective January 1, 2008.
For more information on the exchange control regime adopted in February 2003, refer to “—Exchange Control Regime”.

The following table sets out the average Bolivar/U.S. dollar exchange rates for the periods indicated:

Exchange
(Bolivar/
Year and Month	U.S. dollar)
2002 First Quarter	Bs.864.33
Second Quarter	1,012.92
Third Quarter	1,386.70
Fourth Quarter	1,379.86
2003 First Quarter	Bs.1,634.51
Second Quarter	1,600.00
Third Quarter	1,600.00
Fourth Quarter	1,600.00
2004 First Quarter	Bs.1,781.36
Second Quarter	1,920.00
Third Quarter	1,920.00
Fourth Quarter	1,920.00
2005 First Quarter	Bs.1,989.37
Second Quarter	2,150.00
Third Quarter	2,150.00
Fourth Quarter	2,150.00
2006 First Quarter	2,150.00
Second Quarter	2,150.00
Third Quarter	2,150.00
Fourth Quarter	2,150.00
2007 First Quarter	Bs.2,150.00

Source:	Banco Central.
Employment and Labor
Labor Policies
The composition of the labor force in Venezuela has undergone substantial changes during the last 45 years. The most significant change has been a shift in employment from the primary sector, principally consisting of agricultural activities and petroleum and mining exploration and extraction, to the tertiary sector, principally consisting of services, finance, transportation, communications and Government employment.
According to INE, during the last six months of 2006, approximately 41.1% of the Venezuelan labor force was engaged in the informal sector of the economy. The informal sector is comprised of domestic workers, self-employed owners, laborers and non-paid family laborers.
Under the Economic Plan, the Government contemplates the integration of the informal sector into the economy. The Government intends to make technological and financial assistance available to informal sector participants on terms equivalent to those being offered to small- and medium-sized companies in the formal sectors of the economy.
The Economic Plan contemplates the implementation of programs to improve the skill level of the Venezuelan labor force and to promote an efficient labor market that would allow optimal mobility for Venezuelan workers. The Government also seeks to promote the improvement of wage levels throughout the productive sectors of Venezuela’s economy consistent with its desire to minimize the inflationary effects or expectations that could result from wage increases.

As part of the Chávez administration’s domestic initiatives, private companies in Venezuela are being asked to introduce “co-management” among workers and boards of directors as the preferred model of corporate governance. Under this initiative, companies are invited to adopt the model and have a minimum of 20% worker representation on their governing boards in order to receive new loans from state banks.
Labor Force
As the labor force of Venezuela has grown in recent years, there have been numerous efforts to absorb the increasing numbers of workers in Venezuela, particularly persons migrating from rural to urban areas.
Given the significant GDP growth exhibited in the past four years, a shortage of management personnel, technicians and skilled workers and a relatively limited supply of manufacturing and agricultural workers currently exists. The working-age population is expected to grow substantially in coming years. Beginning in 2003, social Missions have led to significant improvements in the training and education of manufacturing and agricultural workers.
At the end of 2006, the labor force was estimated at 12.3 million. The rate of unemployment decreased from 11.4% at year-end 2005 to 9.5% at year-end 2006, which was due primarily to increased public sector opportunities including the expanding social Missions.
The following table sets forth employment activity by sector for the periods indicated:

	Year Ended December 31,
	2002		2003		2004		2005		2006
Labor Force:
Employed	9,786,176	83.8%	9,993,806	83.2%	10,417,612	86.1%	10,733,980	88.6%	11,104,624	90.5%
Unemployed	1,887,739	16.2	2,014,913	16.8	1,687,682	13.9	1,374,299	11.4	1,165,008	9.5

Total	11,673,915	100.0	12,008,719	100.0	12,105,294	100.0	12,108,279	100.0	12,269,632	100.0

By Sector:
Petroleum and Mining	46,320	0.5	54,850	0.5	66,244	0.6	71,272	0.7	75,798	0.7
Agriculture, Fishing and Hunting	973,207	9.9	1,072,213	10.7	1,078,353	10.4	1,039,131	9.7	1,006,390	9.1
Manufacturing	1,149,098	11.7	1,160,662	11.6	1,175,326	11.3	1,245,453	11.6	1,333,693	12.0
Water, Electricity and Gas	52,071	0.5	53,250	0.5	52,194	0.5	56,893	0.5	49,179	0.4
Construction	771,545	7.9	706,790	7.1	793,700	7.6	857,581	8.0	1,049,424	9.5
Commerce, Restaurant and Hotels	2,623,172	26.8	2,563,145	25.6	2,518,241	24.2	2,619,613	24.4	2,638,986	23.8
Transportation, Storage and Communications	715,597	7.3	748,895	7.5	850,443	8.2	870,305	8.1	912,259	8.2
Financial Institutions, Insurance and Real Estate	474,670	4.9	472,903	4.7	495,691	4.8	516,857	4.8	553,041	5.0
Community, Social and Personal Services	2,954,790	30.2	3,125,558	31.3	3,242,693	31.1	3,364,831	31.3	3,453,135	31.1
Others	25,706	0.3	35,540	0.4	144,727	1.4	92,044	0.9	32,719	0.3

Total	9,786,176	100.0%	9,993,806	100.0%	10,417,612	100.0%	10,733,980	100.0%	11,104,624	100.0

Source:	INE.
Labor Regulations and Labor Liabilities
The Ley Orgánica del Trabajo, or the Organic Labor Law, sets forth minimum standards for employee benefits and working conditions, such as a minimum wage, a maximum number of working hours, mandatory holidays and vacations, minimum retirement, severance compensation and health and safety regulations.
The Organic Labor Law applies to private sector workers and to most public sector employees. The rights of other public employees, technicians and professionals are also regulated by the Law of Administrative Careers. Public sector wages are set by decree, in accordance with the labor laws and the Law of Collective Contracting of the Public Sector. Subject to minimum wage limitations set by the Government, private sector wages are competitive or set through collective bargaining contracts.

In June 1997, the Government reformed the Organic Labor Law. The new law implemented a tripartite agreement reached among the Government, employees represented by unions and their employers. The most significant reform was the elimination of the retroactive calculation of mandatory severance compensation for years of service. Previously, employers has been required to pay severance compensation for years of service calculated retroactively, based on an employee’s salary at the time of termination of the labor relationship, regardless of any changes in the salary over the course of the employment. The new law required that severance pay accumulated through December 1996, referred to as the Labor Liabilities, be paid out within five years to both public and private employees. After December 1996, employers were required to calculate severance compensation monthly, based on wages earned at that time, and deposit the amount in an account of the employee. The amounts deposited earn interest tax-free, which interest may be withdrawn by employees on a yearly basis. The account must accumulate during the entire period of employment, and at the end of the employment relationship the entire amount can be withdrawn by the employee. Under defined circumstances, portions of the principal in the account may be withdrawn by the employee before the end of the employment relationship.
The Government has amended the 1997 labor law to provide for the payment of Labor Liabilities owed to public sector employees over a period of five years, together with interest, at a prescribed rate commencing in 1998. The Government has created a presidential commission to quantify and oversee the processing of the Labor Liabilities with respect to employees of the Central Government.
Since 1998, the Government has maintained a continuous effort to honor past Labor Liabilities. At December 31, 2006, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.21.6 trillion.
In April 2007, the Government extended a firing freeze for private and public sector workers governed by the Organic Labor Law, effective through December 31, 2007. Under the decree, workers may not be fired, demoted or transferred without just cause.
Minimum Wages
The Government sets the minimum salary for all public and private sector employees, which it adjusts as necessary to take into account changes in inflation and costs of living. The minimum wage has gradually increased over the years. In setting and adjusting minimum wages, the Government has attempted to address losses of purchasing power by the poorer segments of the Venezuelan labor force without creating an inflationary cycle.
The latest adjustment made to the monthly minimum wage occurred on April 25, 2007, in the form of a presidential decree which set the minimum wage for all public and private sector employees at Bs.614,790, or approximately U.S.$286, beginning May 1, 2007, representing a 20% increase over the previous minimum wage.
Labor Benefits under the 1999 Constitution
The 1999 Constitution provides certain rights to all laborers in Venezuela. It includes rights with respect to the maximum number of hours a person may be required to work, benefits in the event of loss of employment and non-discrimination on the basis of, among other factors, race, sex, age or creed. The Government is in the process of modifying the Organic Labor Law in accordance with the rights granted to laborers under the 1999 Constitution. As part of these developments, the Government is also currently in the process of reforming the social security system.
Reforms to the Social Security Laws
The Organic Law of Social Security took effect on December 30, 2002. This law sets forth substantial reforms to the national social security system. The services covered by the social security system are divided among three types of services: Health Services, Social Services and Housing Services. The responsibility of managing and administrating these services will be shared among the National Health System, the National Housing Bank, the National Geriatric and Gerontology Institute, the National Pension Institute, the National Employment Institute, the National Labor Health Institute and the Worker’s Training and Recreation Institute, which will each be in charge of their respective social services.

Under the terms of the Organic Law of Social Security, both workers and employers will contribute to a collective social security system managed by the Government. Under the social security system, workers in the informal sector of the economy will be able voluntarily to join the social security system and make the contributions necessary to enable them to receive a future retirement pension, with a subsidy by the Government of a certain percentage of their contributions. Along with contributions from employees, employers and the Government, the social security system will also be financed by several other sources, including income from investments made with social security funds.
The law provides that the current Venezuelan Institute of Social Security, along with the other governmental entities and offices that are currently in charge of certain services covered by the social security law, will be replaced gradually by entities that will form the social security system. A newly-created entity, the Superintendencia del Sistema de Seguridad Social (Superintendency of the Social Security System) will be the office responsible for regulating and supervising the social security system.
The law also creates a Social Security System treasury with its own assets, distinct and independent from the National Treasury. This treasury’s main responsibilities will include collecting, investing and distributing social security funds (which will be exempt from all taxes).
The terms of the law had required the President to develop an implementation plan for the social security system within six months of the law’s effective date. However, given its complexity, the implementation plan has not been developed to date. Once such a plan has been developed, the system must then be implemented within five years of the law’s adoption. In addition, the President must inform the National Assembly semi-annually of any new measures that have been adopted and any obstacles that have been encountered during the implementation process. Additionally, the law provides that a Comisión Técnica de Transición (Technical Commission for the Transition) must be created within 180 days after the law is adopted, which will be responsible for planning and managing the transition from the existing social security system to the new system introduced by this law.
In accordance with the Organic Law of Social Security, in 2005, the National Assembly passed laws to guarantee safe and healthy work environments, to regulate and protect social services for the elderly, to guarantee the right to housing and to ensure unemployed workers receive loans and assistance in finding jobs.
Labor Unions
Venezuela has numerous labor unions. Despite the number of labor unions currently in existence in Venezuela, Venezuela has a relatively low level of unionization when compared to the size of its labor force.
Unions engage in collective bargaining primarily involving the negotiation of contracts on an industry-wide basis. Strikes and lockouts are permitted, but conciliation procedures must be observed prior to calling a strike or lockout. In 2001, there were a number of strikes to protest lack of wage increases and other employment measures, including at PDVSA and C.V.G. Siderúrgica del Orinoco C.A., referred to as SIDOR, which in the short term had an impact on economic activity in the regions and industries affected.
In April 2002, CTV, together with Fedecámaras, initiated a general strike in support of the protest undertaken by a group of PDVSA managers connected with the political opposition with respect to the appointees of President Chávez to the PDVSA board of directors.
A nation-wide work stoppage was called by the political group referred to as the Democratic Coordinating Committee, CTV and Fedecámaras on December 2, 2002 with the principal goal of forcing President Chávez to step down or to agree to early elections. The work stoppage was joined by many key PDVSA employees, including certain officers of Venezuela’s merchant fleet, including the Republic’s oil tankers. Although the work stoppage did not receive the support of PDVSA’s oil union, it was partially joined by banks, the media, private and public universities and certain other sectors of Venezuela. The work stoppage lasted approximately nine weeks, ending on February 3, 2003. For more information, refer to “Bolivarian Republic of Venezuela—Form of Government and Political Parties—The Referendum”.

Poverty and Income Distribution; Education
Poverty and Income Distribution
The Government differentiates between extremely poor, poor and non-poor households based on census survey examinations with respect to qualitative factors such as access to electricity and potable water and the number of persons per dwelling unit. INE defines “extremely poor” as individuals who lack sufficient resources to obtain a subsistence-level basket of foodstuffs and “poor” as individuals who have resources sufficient to obtain two times a subsistence-level basket of foodstuffs.
The following table provides statistics comparing the number and percentage of extremely poor, poor and non-poor households in Venezuela for the indicated years:

	2002		2003		2004		2005		2006
	Total	%	Total	%	Total	%	Total	%	Total	%
Households:
Non-Poor	2,873,362	51.4%	2,501,332	44.9%	3,035,230	53.0%	3,689,799	62.1%	3,992,748	69.6%
Poor
Extremely Poor	1,175,629	21.0	1,395,377	25.0	1,066,330	18.6	910,067	15.3	521,512	9.1
Non-Extremely Poor	1,539,750	27.6	1,678,924	30.1	1,623,676	28.4	1,341,236	22.6	1,218,390	21.3

Total	2,715,379	48.6	3,074,301	55.1	2,690,006	47.0	2,251,303	37.9	1,739,902	30.4

All Households	5,588,741	100.0%	5,575,633	100.0%	5,725,236	100.0%	5,941,102	100.0%	5,732,650	100.0%

Population:
Non-Poor	10,779,195	44.6%	9,140,395	37.9%	11,318,952	46.1%	14,279,212	56.3%	15,541,373	64.1%
Poor
Extremely Poor	6,042,988	25.1	7,173,353	29.8	5,539,900	22.5	4,522,457	17.8	2,679,413	11.1
Non-Extremely Poor	7,322,375	30.3	7,797,008	32.3	7,710,928	31.4	6,567,832	25.9	6,013,501	24.8

Total	13,365,363	55.4	14,970,361	62.1	13,250,828	53.9	11,090,289	43.7	8,692,914	35.9

Total Population	24,144,558	100.0%	24,110,756	100.0%	24,569,780	100.0%	25,369,501	100.0%	24,234,287	100.0%

Source:	INE.
The percentage of poor and extremely poor among the Venezuelan population decreased from 55.4% in 2002 to 35.9% in 2006. In addition to stimulating real growth in the economy and increasing job opportunities, the Government aims to emphasize the primary education system to improve educational and technological skills among the future Venezuelan workforce, decentralize health and education support systems and reform social security and pension systems.

The following table compares statistics for the distribution of income or consumption in Venezuela and other Latin American countries:

	Venezuela(1)	Brazil(1)	Chile(1)	Colombia(1)	Mexico(1)	Peru(1)
Survey Year	2000	2003	2000	2003	2002	2002
Gini Index(2)	44.1	58.0	57.1	58.6	49.5	54.6
Lowest 10%	1.6	0.8	1.2	0.7	1.6	1.1
Lowest 20%	4.7	2.6	3.3	2.5	4.3	3.2
Second 20%	9.4	6.2	6.6	6.2	8.3	7.1
Third 20%	14.5	10.7	10.5	10.6	12.6	11.8
Fourth 20%	22.1	18.4	17.4	18.0	19.7	19.3
Highest 20%	49.3	62.1	62.2	62.7	55.1	58.7
Highest 10%	32.8	45.8	47.0	46.9	39.4	43.2

(1)	Rankings are based on per capita income. Data refers to income shares by percentile of the population.

(2)	Gini index measures the extent to which the distribution of income among individuals within a country deviates from a perfectly equal distribution. A value of 0 represents perfect equality and a value of 100 represents perfect inequality.

Source:	World Bank 2006 World Development Indicators.
Education and Other Sustainable Development Factors
According to the Human Development Index, referred to as the HDI, a measure used by the United Nations Development Program, or UNDP, Venezuelan social conditions rank 72nd among the 177 countries in the world in the UNDP’s Human Development Report for 2006.
The HDI provides a composite measure of three dimensions of human development: living a long and healthy life (measured by life expectancy), being educated (measured by adult literacy and enrollment at the primary, secondary and tertiary level) and having a decent standard of living (measured by purchasing power parity, or PPP, and income). The HDI provides a broad prism for viewing human progress and the complex relationship between income and well-being. For the year ended December 31, 2006, the HDI for Venezuela was 0.88. Additionally, the poverty index related to people coming from poor households has decreased in Venezuela for six consecutive semesters, registering at 36.3% for the year ended December 31, 2006, reflecting a 15% reduction as compared to 2005.
The following table summarizes the statistics for social factors related to the HDI in Venezuela and the other six largest economies in Latin America:

	Survival		Education			Income
						Share of Income
						or Consumption		Population in Poverty
	People not	Population						U.S.$1 a	National
	expected to survive	without access	Adult illiteracy	Children not		Poorest	Richest	day (PPP	poverty
	to age 40	to safe water	rate	reaching grade 5		20%	20%	U.S.$)(1)	line
HDI Rank	2000-2005	2004	2004	2003		2000-03	2000-03	1990-04	1990-03
36 Argentina	5.0%	4%	2.8%	16.0	%(3)	3.2%	56.8%	7.0%	n.a. %
38 Chile	3.5	5	4.3	1		3.3	62.2	2.0	17.0
53 Mexico	6.0	3	9.0	7		4.3	55.1	4.4	20.3
69 Brazil	10.3	10	11.4	n.a.		2.6	62.1	7.5	22.0
70 Colombia	8.3	7	7.2	23		2.5	62.7	7.0	64.0
72 Venezuela	8.2	17	7.0	9		4.7	49.3	8.3	31.3 (2)
82 Peru	10.3	17	12.3	10		3.2	58.7	12.5	49.0

Data refers to the most recent year available.

(1)	Personal Purchasing Power used to measure the poverty line.

(2)	Data refers to period other than specified.

(3)	Data refers to 2002 school year.

n.a.:	Not available.

Source:	UNDP, Human Development Report, 2006 (statistics for the largest seven economies of Latin America).
While the extremely poor in Venezuela are severely challenged by a lack of access to basic necessities, some positive signs of sustainable development are present. The adult literacy rate was 93.0% in 2004. Venezuela is ranked in the category of “medium human development” in terms of overall profile and HDI trends, South-North gaps, child survival, health, food security, education imbalances, communications, social investment and natural resource usage.

PRINCIPAL SECTORS OF THE VENEZUELAN ECONOMY
Petroleum and Natural Gas
General
Venezuela, a member of OPEC, is the world’s ninth-largest oil producer and fifth-largest oil exporter. The petroleum sector has been the cornerstone of the Venezuelan economy for the past 50 years. It represents the principal source of revenues, foreign exchange earnings and stimulus for economic, industrial and social change. According to the BP Statistical Review of World Energy 2007, Venezuela has the sixth-largest proven oil reserves in the world, the ninth-largest proven natural gas reserves in the world and the largest proven reserves of both oil and natural gas in Latin America. From 2002 through 2006, petroleum products accounted for an average of approximately 84.1% of Venezuela’s total exports. During the same period, petroleum revenues accounted for an average of approximately 49.0% of Venezuela’s total Central Government revenues and the petroleum sector accounted for an average of approximately 16.7% of GDP. In 2006, petroleum activities accounted for approximately 14.4% of GDP, compared to approximately 16.2% in 2005.
Recent Developments Concerning the Oil Industry
In February 2007, President Chávez issued a law-decree under the authority conferred by the 2007 Enabling Law, pursuant to which existing Orinoco Belt projects, namely Petrozuata, Sincor, Cerro Negro and Hamaca, were required to be converted into Empresas Mixtas, or Mixed Companies, in which Corporación Venezolana del Petróleo, or CVP, a PDVSA wholly-owned subsidiary, or another PDVSA subsidiary, holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. Pursuant to this law-decree, operators of the Orinoco Belt project will become Mixed Companies, with PDVSA becoming the majority owner of the operations. The Ministry of Energy and Oil is required to make a valuation of each new Mixed Company in order to determine the fair participation of the PDVSA subsidiary and to provide any economic or financial adjustment as necessary. The law-decree also provided that existing profit-sharing agreements for the exploration of the Golfo de Paria Oeste, Golfo de Paria Este and the blocks known as La Ceiba, as well as Orifuels Sinovensa, S.A., must be converted into Mixed Companies.
In May 2007, CVP completed the acquisition process with respect to the four Orinoco Belt strategic associations, Petrozuata, Sincor, Cerro Negro and Hamaca. In June 2007, Chevron Texaco, Statoil, Total, BP, Eni SpA (ENI), Petroleum & Chemical Corp (Sinopec), and Ineparia agreed to convert their participations in the four Orinoco Oil Belt projects into Mixed Companies controlled by PDVSA, increasing PDVSA’s average participation in the projects to 78%. In the same month, Moody’s downgraded its credit rating on the Cerro Negro project from B1 to B3, and in June 2007, Moody’s downgraded its credit ratings on the remaining three Venezuelan heavy oil projects (Hamaca, Petrozuata and Sincor) from B1 to B2.
As of September 2007, ExxonMobil and ConocoPhillips, the majority partners in the Cerro Negro and Petrozuata projects, respectively, have failed to reach a financial agreement with PDVSA regarding the required sale of their ownership interests. As a result, ExxonMobil filed a request for arbitration with the International Centre for Settlement of Investment Disputes, or ICSID, because, to date, it has been unable to successfully negotiate the terms of, or agree on the value of, the assets in the Cerro Negro project being transferred to the Republic. Prior to the enactment of the law-decree, ExxonMobil had a 41.7% interest in the Cerro Negro project; however, both parties are still open to negotiations.
Petróleos de Venezuela, S.A.
In order to manage the assets acquired by the nationalization of the domestic oil industry, the Government decided to create PDVSA in 1975 by giving the Republic the sole ownership of the company. PDVSA’s charter documents provide that the President of Venezuela designates the members of PDVSA’s board of directors by executive decree.

Since its inception in 1975, PDVSA has been operating as a state-owned commercial entity vested with commercial and financial autonomy. PDVSA is regulated by MEP and it is required by law to sell all foreign currency revenues to Banco Central, with the exception of an amount that it is permitted to maintain in a foreign currency in order to meet its foreign currency-denominated investments and expenses. The balance of such proceeds, net of all applicable corporate income tax, dividends and royalties, must be transferred to FONDEN to be used for social, educational, health care, liability management and special and strategic purposes. For more information on FONDEN, refer to “Introduction—Recent Economic Developments—The Current Economic Situation”.
PDVSA, the most important contributor to Venezuela’s GDP, exports and fiscal revenues, is responsible for coordinating most aspects of the petroleum industry, including administration, planning, operations, domestic and foreign marketing and capital investment. Since 1978, PDVSA has been responsible for the petrochemical sector, although this responsibility is currently being transferred to MEP. Since 1985, PDVSA has also been responsible for the development of coal resources located in western Venezuela, although in 2004, substantial responsibilities in this regard were transferred to Carbozulia, a fund for both regional development and for the development of Venezuela’s bitumen resources. Through its subsidiaries, PDVSA supervises, controls and develops the petroleum, petrochemical, gas, coal and Orimulsion® industries in Venezuela.
MEP oversees all activities with respect to hydrocarbons and determines overall policies concerning rates of production, new investments and resource conservation. In addition, MEP is the chairman of PDVSA’s General Shareholders’ Assembly, which sets PDVSA’s general policy. Currently, the minister of MEP is also serving as president of PDVSA.
PDVSA obtains income from its subsidiaries in the form of a mandatory 10% payment of their net revenues from exports of crude oil, in which net revenue is calculated after deductions of related royalties and expenses but before income taxes. PDVSA also receives the after-tax net profit of each subsidiary. The laws governing the petroleum industry require such revenues to be used for the industry’s capital investment programs.
In February 2002, President Chávez replaced the president of PDVSA and five of the seven members of PDVSA’s board of directors, asserting that policy differences had arisen over the implementation of the Republic’s adherence to OPEC production limits, as well as other issues. A large group of PDVSA executives and staff publicly protested these appointments. In March 2002, this group of employees participated in a work slowdown and stoppage and organized a one-day strike on March 21, 2002. The protests continued, and on April 4, 2002, those employees began an open-ended strike, which culminated in a full-fledged national strike on April 9, 2002, which was closely followed by a coup d’etat, which briefly removed President Chávez from power. For more information on the April 2002 strike and coup d’etat, refer to “Bolivarian Republic of Venezuela—Form of Government and Political Parties—The April 2002 Coup d’Etat”.
The most recent and damaging of the nation-wide work stoppages began on December 2, 2002 and ended on February 3, 2003. It was called by the Democratic Coordinating Committee, CTV and Fedecámaras and was joined by managers of PDVSA, many key PDVSA employees, certain officers of Venezuela’s oil tankers and merchant fleet, banks, the media, private and public universities and other sectors of the Republic.
For a 20-day period in January 2003, oil tankers anchored in front of oil terminals, blocking shipments to and from the facilities. The participation of the oil sector in this general work stoppage severely crippled oil production, which dropped to as low as 25,000 barrels per day, or bpd, at the height of the work stoppage. In January 2003, PDVSA was forced to declare an event of force majeure under its international petroleum sales contracts, which was ultimately lifted on crude oil sales contracts in March 2003 and on gasoline sales contracts in April 2003. In response to this emergency, the Government activated the industry’s oil contingency plan, including military protection of some of PDVSA’s facilities, requested aid from OPEC in the form of both fuel and personnel, and received support from Brazil, Trinidad & Tobago and Qatar. The production and distribution of foodstuffs also was affected, resulting in food shortages in certain regions.

PDVSA’s oil production recovered significantly during February and March 2003. In April 2003, PDVSA reported that oil production had recovered to approximately 3.2 million bpd. At the same time, PDVSA began refining more than 1 million bpd and exporting approximately 2.5 million bpd of oil and oil products.
Because production activities at PDVSA’s refineries were temporarily affected as a result of the work stoppage, from December 2002 through March 2003, PDVSA had to import gasoline and diesel fuel to meet its domestic distribution obligations. In December 2002, PDVSA had imported a total of approximately 521,600 barrels of gasoline and approximately 480,299 barrels of diesel fuel. During the first quarter of 2003, PDVSA imported approximately 13.5 million barrels of gasoline and approximately 975,196 barrels of diesel fuel.
Problems resulting from the general work stoppage also interrupted PDVSA’s billing systems. PDVSA was unable to bill its customers for previously-shipped products, which resulted in an invoicing backlog. As a result of production increases and the normalization of its billing systems, PDVSA was able to increase its collections significantly by February 2003. By the end of July 2003, PDVSA had substantially eliminated the backlogged invoicing volume, and collections had been fully restored.
In response to concerns regarding the effects of the general strike that began in 2002, as well as with respect to greater governmental involvement in the operation of PDVSA and the allocation of its resources, Standard & Poor’s, Moody’s and Fitch lowered their ratings for PDVSA in December 2002 and January 2003 to CCC+ from B-, to Caa1 from B3 and to BB- from BBB, respectively, each with negative outlooks. Standard & Poor’s subsequently upgraded its rating outlook for PDVSA from negative to stable in April 2003 and removed its ratings on certain debt of PDVSA Finance Ltd. from Credit Watch, citing improving conditions for the oil company and its finance subsidiary. In June 2003, Fitch upgraded the senior unsecured foreign currency rating of PDVSA from CCC+ to B- and upgraded its rating outlook from negative to stable. In July 2003, Standard & Poor’s upgraded PDVSA’s credit rating from CCC+ to B- and upgraded its rating outlook from negative to stable. In November 2003, Moody’s maintained PDVSA’s Caa1 credit rating, but upgraded its rating outlook to stable. In August 2004, following the rating upgrade of Venezuela’s long-term foreign currency-denominated debt from B- to B, Standard & Poor’s upgraded PDVSA’s corporate credit rating from B- to B. In September 2004, Fitch upgraded its long-term foreign and local currency rating for PDVSA from B- to B+. In May 2005, Moody’s confirmed an upgrade of PDVSA’s global currency rating to B1, and in August 2005, Standard & Poor’s raised its corporate credit rating for PDVSA to B+ from B, following its long-term foreign and local currency upgrade from B to B+. In January 2006, Fitch upgraded its long-term foreign and local currency rating for PDVSA from B+ to BB-. In July 2006, Moody’s withdrew its B1 global currency rating and foreign currency rating for PDVSA because of the oil company’s failure to provide timely and adequate financial and operating information since the general strike in 2002. In February 2007, Moody’s reassigned a B1 global currency rating for PDVSA with a stable outlook. In March 2007, Standard & Poor’s raised PDVSA’s corporate credit rating from B+ to BB-.
PDVSA principally uses PDVSA Finance Ltd. for its corporate financing needs through the issuance of debt. As of December 2003, the level of indebtedness of PDVSA, on a consolidated basis, was approximately U.S.$7.6 billion. In August 2004, PDVSA Finance Ltd. completed a tender offer and consent solicitation for its outstanding notes. Holders of an aggregate of 96.3% of the approximately U.S.$2.6 billion in principal amount of the notes tendered and delivered their consent pursuant to the tender offer and an amendment to certain provisions of the Senior Indenture. Notes in aggregate outstanding amounts of U.S.$2.5 billion were repurchased, providing PDVSA with improved debt capacity in order to finance its business plan. In March 2006, PDVSA Finance Ltd. made a public redemption offer for all of their outstanding debt in an amount of U.S.$83 million, which was paid on April 11, 2006.
In March 2004, PDVSA modified its organization structure in order to (i) enhance internal control of its operations, (ii) improve its corporate governance, (iii) align its operating structure with the long-term strategies of its shareholder and (iv) adhere to the Hydrocarbons Law with respect to the separation of different national oil industry activities. In January 2005, the Government appointed a new board of directors for PDVSA, comprised of the President, two Vice-Presidents, five internal directors and three external directors.

PDVSA is structured in three vertically-integrated geographic divisions to manage its upstream operations, including exploration, production and upgrading. These divisions are referred to as the Eastern Division, the Southern Division and the Western Division.
PDVSA’s business strategy is to pursue the development of Venezuela’s hydrocarbon resources with the support of both national and foreign private capital, to maximize the value of oil and gas and to ensure its financial strength and stability. PDVSA’s business plan focuses on:
•	the exploration of condensate, light and medium crude oil;

•	the development and expansion of the Orinoco Belt reserves;

•	the development of the gas sector;

•	the development of major projects to increase overall refinery capacity;

•	the marketing of all crude oil and refined petroleum products; and

•	the development of infrastructure assuring the development of crude oil and gas reserves.
This business plan calls for investments of approximately U.S.$77 billion in Venezuela, the Caribbean and Latin America over the next five years to achieve sustainable crude oil production of 5.8 million bpd and to significantly expand PDVSA’s gas production and refining capacity by 2012. PDVSA also seeks to maintain high safety and health standards in conducting its business and aims to achieve effective and timely integration of business technologies in its operations, as well as the empowerment and development of human resources.
PDVSA and the Venezuelan Economy
PDVSA is the largest corporation in Venezuela. As of December 31, 2006, PDVSA’s total assets were U.S.$80.5 billion, compared to U.S.$70.4 billion at December 31, 2005 and U.S.$61.8 billion at December 31, 2004. At December 31, 2006, PDVSA’s long-term debt and capital lease obligations (excluding its current portion) were U.S.$2.3 billion, compared to U.S.$2.7 billion at year-end 2005. PDVSA’s long-term debt and capital lease obligations (including its current portion) as of December 31, 2006 totaled U.S.$2.9 billion, compared to U.S.$3.4 billion at year-end 2005.
PDVSA’s consolidated results are affected primarily by the volume of crude oil produced and variations in the general price levels of hydrocarbons. The level of crude oil production and the capital expenditures needed to achieve such level of production have been among the principal factors determining PDVSA’s financial condition and results of operations. The importance of these factors is expected to continue during the foreseeable future.
In 2003, PDVSA accounted for approximately 18% of Venezuela’s GDP, 67% of its exports and 57% of its Government revenues. In 2004, PDVSA accounted for approximately 27% of Venezuela’s GDP, 83% of its exports and 48% of its Government revenues. Because PDVSA is the single largest contributor to Venezuela’s GDP, exports and fiscal reserves, it has a significant influence on the Venezuelan economy. PDVSA is responsible for, among other things, making substantial royalty and tax payments to the Government.
New Hydrocarbons Law
On November 13, 2001, under the enabling law authorized by the National Assembly, President Chávez enacted the new Hydrocarbons Law, which came into effect in January 2002 and replaced the Hydrocarbons Law of 1943 and the Nationalization Law of 1975. Among other matters, the new Hydrocarbons Law, as amended, provides that all oil production and distribution activities are the domain of the Venezuelan state. Every activity relating to the exploration and exploitation of hydrocarbons and their derivatives is reserved to the Government, which may undertake such activities directly or through instrumentalities controlled by Venezuela through an equity participation of more than 50%.
Under the new Hydrocarbons Law, the Republic is responsible for performing industrial and commercial activities reserved for the Government, such as the separation, purification and transformation of natural hydrocarbons and byproducts. In certain instances, the Republic may perform the reserved activities through companies owned exclusively by the Republic or through related companies in which the Government owns a high percentage of shares, referred to as Empresas Mixtas.
In February 2007, President Chávez issued a law-decree pursuant to which existing Orinoco Belt projects, namely Petrozuata, Sincor, Cerro Negro and Hamaca, were required to be converted into Empresas Mixtas in which CVP or another PDVSA subsidiary holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. Pursuant to this law-decree, operators of the Orinoco Belt project will become Mixed Companies, with PDVSA becoming the majority owner of the operations.

The new Hydrocarbons Law decreases the income tax rate for oil exploration and production activities from 67.7% to 50%, and to 34% for downstream activities. It increases the extraction royalty rate from 16.7% to 30%, which royalties are deductible for purposes of calculating income tax. In special circumstances, the Republic may decrease this rate to 20% for heavy crude oil and 16.7% for Orimulsion®, but the Republic retains the right subsequently to increase this rate to 30%.
The new Hydrocarbons Law also modified other taxes with respect to hydrocarbons. Under the surface area tax, every square kilometer or fraction thereof which has been granted for exploration but which has not been used for that purpose will be taxed 100 tributary units per year. In fiscal year 2003, each tributary unit was equivalent to Bs.19,400. In 2004, each tributary unit was equivalent to Bs.24,700, and for the first six months of 2005, each tributary unit is equivalent to Bs.29,400. This tax will be increased by 2% every year through 2007 and then 5% annually thereafter. The new Hydrocarbons Law provides for a tax on developer consumption of 10% of the retail price on each cubic meter of petroleum products produced and used by the developer to fuel its own operations. The law also imposes a tax of 30% to 50% of the retail price on each liter of petroleum product sold in the Venezuelan domestic market. This tax on retail purchases is levied annually by the National Assembly in the Budget Law and is to be paid monthly to the National Treasury.
The long-term effects of the new Hydrocarbons Law and its changes in royalty structure and taxes on PDVSA’s activities and results of operations, as well as its impact on foreign investment in the petroleum sector, cannot be predicted at this time.
Stabilization Fund
PDVSA was originally required to make deposits to the Stabilization Fund equivalent to 50% of its revenues from export sales in excess of U.S.$9.00 per barrel, net of taxes related to such sales. However, in October 2001, and again in 2002, the Government introduced reforms to laws governing the Stabilization Fund and, among other changes, suspended contributions for the last quarter of 2001 and the years 2002 and 2003. In November 2003, the Stabilization Fund Law was amended again, requiring PDVSA to contribute to the fund 50% of the surplus (if any) calculated as the difference between oil export revenue for each calendar year, calculated in U.S. dollars, and the average of oil export revenue for the three preceding calendar years, net of taxes. Upon the effectiveness of the October 2005 amendment to the Stabilization Fund, PDVSA was no longer required to make contributions to the Stabilization Fund.
Deposits made to the Stabilization Fund may be used in the event of a decrease in the fiscal income provided by petroleum, a decrease in the income provided by the oil and by-products exports as compared to the average of such income collected during the last three calendar years, or in the event of a national state of emergency.
As of December 31, 2002, the balance in the Stabilization Fund pertaining to PDVSA was approximately U.S.$2.4 billion. This decrease was primarily the result of withdrawals during 2002 by PDVSA in the amount of approximately U.S.$2.2 billion to fund its capital expenditures. In 2003, PDVSA withdrew an additional U.S.$1.7 billion from the Stabilization Fund (of which approximately U.S.$1.4 billion was approved in 2003 and U.S.$272 million corresponded to amounts approved in 2002). As of December 2003, the balance in the Stabilization Fund pertaining to PDVSA was approximately U.S.$698 million. Since 2004, the Stabilization Fund law established that no new contributions would be made to the Stabilization Fund. As of December 2004, the balance in the Stabilization Fund was approximately U.S.$705 million, representing an additional U.S.$7 million in accrued interest. In 2005, the Stabilization Fund generated U.S.$22 million in accrued interest.
Taxes
Domestic sales in Venezuela are subject to a value-added tax the rate of which currently is 9%. As exporters, each of PDVSA’s Venezuelan operating subsidiaries is entitled to a refund for a significant portion of such taxes paid. The Venezuelan government reimburses taxes through special tax recovery certificates, or CERTs.

PDVSA did not recover any CERTs during 2002, 2003, 2004 and 2005. In 2006, PDVSA recovered U.S.$647 million in CERTs.
PDVSA and its Venezuelan subsidiaries are entitled to a tax credit for new investments of up to 12% of the amount invested. In the case of PDVSA Petróleo, S.A., referred to as PDVSA Petróleo, however, such credits may not exceed 2% of its annual net taxable income and, in all cases, the carry-forward period cannot exceed three years.
Prior to 2004, Venezuela levied a tax on corporate assets at a rate of 1% of the average value of a company’s assets, as adjusted for inflation at the beginning and end of each year. This tax served as a minimum income tax, as it was only paid if the amount that would be due thereunder was greater than the income tax otherwise payable. The tax on corporate assets was revoked in August 2004 and is no longer required to be paid.
An amendment of the Income Tax Law of Venezuela was approved in October 1999. This amendment introduced transfer pricing rules that came into effect in January 2000. The law sets forth the methodology for allocating income, costs and deductions in import-export and loan transactions among related parties. Any resulting effects will be included as a taxable item in the determination of income tax. PDVSA carries out significant operations regulated by transfer pricing rules. Beginning in January 2001, the amendment also included a universal tax system for Venezuela and introduced taxes on dividends and rules to promote international fiscal transparency. For more information regarding taxation in Venezuela, refer to “Public Finance—Taxation”.
In October 2004, the Government adjusted oil royalties from 1.0% to 16.67% on four extra-heavy crude oil ventures in the Orinoco Belt.
In April 2005, the Government announced that the income tax rate applicable to 32 oil operating contracts would be raised from 34% to 50% and the operating agreements would be converted into joint ventures with PDVSA. The contracts date from 1992-1997, and the increase does not apply to extra-heavy crude ventures. The Hydrocarbons Law also increased royalties and requires PDVSA to have at least a 51% participation in new upstream oil projects.
In May 2006, the National Assembly increased the royalty tax rate on Orinoco Belt companies from 16.67% to 33.3% with the goal of raising U.S.$1.3 billion per year in tax revenues. In August 2006, the National Assembly passed an amendment to the Income Tax Law that increased the income tax rate applicable to the heavy oil Orinoco Belt ventures from 34% to 50%.
Social Fund
Article 5 of the Hydrocarbons Law mandates that all revenues generated by the Venezuelan Government from oil activities shall be used to promote health programs, macroeconomic stabilization funds and investments. In this respect, PDVSA has made significant contributions to social programs, promoting and participating in Venezuela’s social and economic development. In 2004 and 2005, PDVSA participated in and contributed significantly to the funding of low-income housing, educational programs, agricultural development, healthcare, job creation, subsidized food distribution and other social programs. For example, in January 2004, PDVSA approved the creation of a fiduciary fund referred to as Fondo para el Desarrollo Económico y Social del País, or FONDESPA, which is designed to disburse amounts of money for programs related to work projects, goods and services, development of infrastructure and roads, agricultural activity, health and education. Additionally, CVP, a branch of PDVSA that is in charge of business relations between PDVSA and private petroleum business, has amended its charter in order to focus on social welfare activities. In 2004, PDVSA spent approximately U.S.$1.2 billion in contributions towards social programs in Venezuela. PDVSA spent approximately U.S.$6.9 billion in 2005 and U.S.$13.3 billion in 2006 in support of social projects developed by the Government.

Results of Operations for 2006
PDVSA’s financial statements for its 2006 fiscal year were approved at a shareholders meeting held on September 7, 2007. Pursuant to those financial statements, PDVSA’s revenues were U.S.$99.3 billion and PDVSA’s expenses were approximately U.S.$78.5 billion for the year ended December 31, 2006.
PDVSA’s net cash provided by operating activities in 2006 totaled approximately U.S.$4.1 billion, primarily reflecting U.S.$5.5 billion of net income, U.S.$3.7 billion of depreciation and depletion, U.S.$(93) million of asset impairment, U.S.$969 million in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$1.1 billion, less U.S.$724 million of deferred income taxes and changes in working capital of U.S.$4.1 billion.
For the year ended December 31, 2006, consolidated net cash used in financing activities totaled approximately U.S.$1.8 billion and net cash used in PDVSA’s investment activities totaled U.S.$2.2 billion.
In 2006, the average crude oil and products export price was U.S.$55.21 per barrel.
PDVSA’s capital expenditures in Venezuela for exploration and production totaled approximately U.S.$4.2 billion in 2006, and its capital expenditures in Venezuela for refining and marketing totaled U.S.$385 million. Capital expenditures in Venezuela for natural gas projects totaled U.S.$1.2 billion in 2006, while capital expenditures in Venezuela for petrochemicals and others totaled U.S.$89 million.
PDVSA’s production of crude oil and liquid petroleum gas averaged 2.9 million bpd in 2006. At December 31, 2006, Venezuela had estimated proven crude oil reserves totaling approximately 87.3 billion barrels and had proven reserves of natural gas amounting to 166,249 billion cubic feet, or bcf.
Results of Operations for 2005
Total Revenues
PDVSA’s revenues were U.S.$85.7 billion and PDVSA’s expenses were approximately U.S.$66.5 billion for the year ended December 31, 2005.
PDVSA’s net cash provided by operating activities in 2005 totaled approximately U.S.$5.6 billion, primarily reflecting U.S.$6.5 billion of net income, U.S.$3.2 billion of depreciation and depletion, U.S.$20 million of asset impairment, U.S.$976 million in provisions for employee termination, pension and other post-retirement benefits, less equity in earnings of non-consolidated investees of U.S.$1.1 billion, less U.S.$878 million of deferred income taxes and changes in working capital of U.S.$4.1 billion.
For the year ended December 31, 2005, consolidated net cash used in financing activities totaled approximately U.S.$1.6 billion and net cash used in PDVSA’s investment activities totaled U.S.$3.9 billion.
In 2005, the average crude oil and products export price was U.S.$45.32 per barrel.
PDVSA’s` capital expenditures in Venezuela for exploration and production totaled approximately U.S.$2.1 billion in 2005, and its capital expenditures in Venezuela for refining and marketing totaled U.S.$282 million. Capital expenditures in Venezuela for natural gas projects totaled U.S.$735 million in 2005, while capital expenditures in Venezuela for petrochemicals and others totaled U.S.$60 million.
PDVSA’s production of crude oil averaged 2.9 million bpd in 2005. At December 31, 2005, Venezuela had estimated proven crude oil reserves totaling approximately 80.0 billion barrels and had proven reserves of natural gas amounting to 152,264 bcf.

Petroleum Production and Export Revenues of Crude Oil and Refined Products
PDVSA’s production of crude oil and liquid petroleum gas averaged 3.1 million bpd in 2005, a 2% increase from the 3.0 million bpd produced in 2004. PDVSA’s production of crude oil and liquid petroleum gas averaged 2.7 million in 2003 and 2.9 million bpd produced in 2002. The increase in production during 2004 was due primarily to a recovery of production operations from the work stoppage that affected PDVSA in December 2002 and the first quarter 2003. In November 2002, PDVSA was producing approximately 3.3 million bpd, but by January 2003, production had fallen to an average of 800 thousand bpd. Of total production in 2005, 25.9% was light crude oil and condensates, 32.5% was medium crude oil, 36.2% was heavy and extra-heavy crude oil and the remaining 5.4% was liquid petroleum gas. PDVSA’s natural gas production (net of amounts re-injected) increased from an average of 3.8 million cubic feet per day, or MMCFD, in 2004, to an average of 4.1 MMCFD in 2005.
PDVSA’s net output of refined petroleum products, including the output of products by refineries in which its affiliates in the United States and Europe own equity interests, increased slightly in 2005, from an average of 2.9 million bpd in 2004 to an average of 2.9 million bpd in 2005. Of the total production of PDVSA’s refineries during 2004, 45%, or 1.3 million bpd, was produced by its Venezuelan refineries (including the Isla Refinery in Curaçao), 46%, or 1.3 million bpd, was produced by refineries in the United States in which PDVSA owns equity interests, and 9%, or 273 thousand bpd, was produced through PDVSA’s various European joint ventures.
Exports represented approximately 65% of PDVSA’s sales volume in 2005. The volume of PDVSA’s exports increased by 2% in 2005, from approximately 2.4 million bpd in 2004 to approximately 2.5 million bpd in 2005 due primarily to a 47 thousand bpd increase in exports of crude oil. The average realized export price per barrel for Venezuelan crude oil and refined petroleum products increased by approximately 40% in 2005, from U.S.$32.88 per barrel in 2004 to U.S.$45.32 per barrel in 2005.
PDVSA’s primary markets for exports of its crude oil, refined petroleum products and liquid petroleum gas are the United States and Canada, Central America and the Caribbean, South America and Europe. The United States and Canada continue to be the largest markets for PDVSA’s export sales, with total sales volume of approximately 1.2 million bpd in 2005, as compared to approximately 1.2 million bpd in 2004. Latin America and the Caribbean continue to be important markets for PDVSA’s export sales (primarily of refined petroleum products), with total sales of 716 thousand bpd in 2005, as compared to 859 thousand bpd in 2004.
In December 2004, Venezuela and China signed a total of eight energy, agricultural and technical cooperation agreements. During President Chávez’s visit to China, MEP and CNPC also agreed to develop an oil field in eastern Venezuela. In 2006, Venezuela and China signed additional oil agreements, and by September 2006, Venezuela was shipping approximately 200,000 barrels of crude oil and products per day to China.
In June 2005, PDVSA approved the creation of PDV Caribe, S.A., referred to as PDV Caribe. Located in Caracas, PDV Caribe attends to the operational guidelines set forth in the Petrocaribe Energy Cooperation Agreement, signed between the Venezuela and several Caribbean countries. PDV Caribe focuses on operations in the Caribbean, including the exploration and production of crude oil, the import and export of hydrocarbons and derivative products, the refining of hydrocarbons and the production of petroleum products.
PDVSA exports all of its crude oil production that is not processed in its Venezuelan refineries (including to the Isla Refinery located in Curaçao). PDVSA’s total export volume of approximately 2.6 million bpd in 2005 consisted of approximately 1.9 million bpd of crude oil (including exports to the Isla Refinery located in Curaçao) and 650 thousand bpd of refined petroleum products. For the purposes of calculating export revenues, PDVSA does not treat the sale of refined petroleum products from the Isla Refinery as an export of refined petroleum products from Venezuela, but does treat crude oil processed in the Isla Refinery as an export of crude oil from Venezuela.
According to a comparative study published by Petroleum Intelligence Weekly, a trade publication, on December 18, 2006, PDVSA is the world’s fourth largest vertically integrated oil and gas company and ranked fourth in the world in production, fifth in proven reserves of crude oil, fourth in refining capacity, and seventh in product sales. At the end of 2005, PDVSA exported approximately 2.4 million bpd (excluding the Orinoco Belt production and extra heavy crude), of which 1.2 million bpd or 50% went to the United States or Canadian markets.

Petrochemical and Other Sales
PDVSA’s net sales for 2005 included approximately U.S. $2.0 billion generated from sales of petrochemicals, bitumen and coal, a 34% increase compared to approximately U.S. $1.5 billion generated from sales of these products in 2004. This increase in net sales was primarily due to an increase in prices.
Total Costs and Expenses
PDVSA’s total costs and expenses were approximately U.S.$66.5 billion for the year ended December 31, 2005 compared to approximately U.S.$52.7 billion for the year ended December 31, 2004. PDVSA’s net income was approximately U.S.$6.5 billion for the year ended December 31, 2005 compared to approximately U.S.$5.4 billion for the year ended December 31, 2004.
Cash Flow Related to Financing Activities
For the year ended December 31, 2005, consolidated net cash used in financing activities totaled approximately U.S.$1.6 billion, resulting primarily from payments of dividends in the amount of U.S.$1.3 billion, debt repayments of U.S.$1.2 billion and U.S.$879 million for the issuance of debt. As of December 31, 2005, PDVSA had an aggregate of approximately U.S.$3.5 billion of indebtedness outstanding that matures through 2033.
In August 2004, PDVSA Finance Ltd. completed a cash tender offer for its outstanding notes in order to reduce its overall debt service costs. The outstanding principal of the notes purchased in the tender offer was approximately U.S. $2.6 billion. In October 2005, CITGO, a PDVSA subsidiary, announced cash tender offers for all of its outstanding 7.875% senior notes due 2006 and 6% senior notes due 2011. The outstanding principal of the notes purchased in the tender offers was approximately U.S.$386 million.
In April 2007, PDVSA issued U.S.$7.5 billion in aggregate principal amount of various bonds to local buyers that included U.S.$3.0 billion of PDVSA’s 5.25% bonds due 2017, U.S.$3.0 billion of PDVSA’s 5.375% bonds due 2027 and U.S.$1.5 billion of PDVSA’s 5.5% bonds due 2037. PDVSA plans to use the proceeds from the bonds for general corporate purposes including financing its capital expenditures.
Capital Expenditures
Capital expenditures for exploration and production totaled U.S.$2.8 billion in 2005, as compared to U.S.$2.3 billion in 2004. During 2005, PDVSA’s capital expenditures in refining facilities totaled U.S.$1.1 billion (U.S.$282 million in Venezuela and U.S.$784 million abroad), as compared to U.S.$963 million in 2004 (U.S.$369 million in Venezuela and U.S.$594 million abroad). PDVSA’s capital expenditures in the petrochemical and other sectors in 2005 totaled U.S.$60 million, as compared to U.S.$79 million in 2004.
PDVSA’s planned capital expenditures in refining activities were expected to be used primarily to upgrade its Venezuelan refineries. PDVSA expected to invest a significant amount in projects that were aimed at complying with the increasingly stringent environmental regulations in its international markets, including increasing the production of reformulated gasoline and distillates and improving the quality and value of its current slate of refined petroleum products in its Venezuelan refineries (including the Curaçao refinery).
The majority of PDVSA’s subsidiaries, both in Venezuela and abroad, are subject to various environmental laws and regulations under which they may be required to make significant expenditures to modify their facilities and to prevent or remedy the environmental effects of waste disposal and spills of pollutants.
Net cash used in PDVSA’s investment activities totaled U.S.$3.9 billion for 2005, consisting of U.S.$3.9 billion in capital expenditures and U.S.$1.2 billion in net movements on restricted cash.

Hydrocarbon Reserves and Exploration
At December 31, 2005, proven developed reserves of crude oil and natural gas represented approximately 21% and 70%, respectively, of Venezuela’s total estimated proven crude oil and natural gas reserves on an oil equivalent basis. PDVSA maintains an active exploration and development program designed to increase its proven crude oil reserves and production capacity. PDVSA currently conducts its exploration and development activities in the Western Zulia Basin, the Central Southern Barinas—Apure Basin and the Eastern Basin in the Monagas and Anzoategui states.
As of December 31, 2005, Venezuela had estimated proven crude oil reserves totaling approximately 80.0 billion barrels (including an estimated 38 billion barrels of heavy and extra-heavy crude oil in the Orinoco Belt). Based on 2005 production levels, Venezuela’s estimated proven reserves of crude oil have a remaining life of approximately 67 years. The estimated proven reserves include heavy and extra-heavy crude oil reserves that will require significant future development costs to produce and refine.
PDVSA continuously conducts exploratory activity throughout Venezuela. In 2005, PDVSA’s exploration expenses totaled U.S.$118 million, as compared to U.S.$60 million in 2004. The increase in exploration expenses was primarily due to an increase in exploratory activities, particularly with respect to the acquisition of two dimensional and three dimensional seismic lines.
In 2005, PDVSA’s exploration expenditures were used principally to fund the drilling of 16 exploratory wells and the acquisition of 2,373 square kilometers of three dimensional seismic lines. In addition, in 2006, PDVSA drilled 19 exploratory wells and acquired 617 square kilometers of three dimensional seismic lines. PDVSA’s exploration and production strategy focuses on searching for new light crude oil and medium crude oil reserves and the systematic replacement of such reserves in traditional areas. PDVSA plans to reach a production capacity of 5.8 million bpd by 2012.
Cumulative production of crude oil in Venezuela from 1914 through December 31, 2005 totals approximately 58 billion barrels, with the Western and Eastern producing approximately 41.6 billion barrels and approximately 16.4 billion barrels, respectively, to date. Despite the quantities of oil produced, proven reserves have increased through continuous discoveries. From December 31, 1995 to December 31, 2004, Venezuela’s estimated proven reserves of crude oil increased by 14.3 billion barrels, and its estimated proven reserves of natural gas increased by 1.3 billion barrels of oil equivalent, or BOE.
At December 31, 2005, Venezuela had proven reserves of natural gas amounting to 152,264 bcf. Virtually all of Venezuela’s natural gas reserves are composed of associated gas developed incidentally to the development of crude oil reserves. During 2004, approximately 42% of the natural gas produced was re-injected for purposes of maintaining pressure in reservoirs. During 2005 and 2004, natural gas utilized in re-injection operations amounted to 1,006 bcf and 1,003 bcf, respectively.
PDVSA uses geological and engineering data to estimate its proven crude oil and natural gas reserves, including proven developed and undeveloped reserves. Such data is capable of demonstrating with reasonable certainty whether such reserves are recoverable in future years from known reservoirs under existing economic and operating conditions. PDVSA expects to recover proven developed crude oil and natural gas reserves principally from new wells and acreage that has not been drilled using its currently available equipment and operating methods. PDVSA’s estimates of reserves are not precise and subject to revision. PDVSA reviews its crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, year-end prices and economic and other factors. Proven reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

The following table shows proven crude oil and natural gas reserves and proven developed crude oil and natural gas reserves, all located in Venezuela. Proven reserve quantities exclude natural gas liquids.

As of December 31, 2005
(million barrels, except where noted)
Proven Reserves(1)
Condensate, light and medium crude oil (API gravity of 21° or more)	24,036
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	55,976
Total crude oil	80,012
Natural gas (bcf)(3)	152,264
Remaining reserve life of crude oil (years)(4)	67
Proven Developed Reserves
Condensate, light and medium crude oil (API gravity of 21° or more)	7,706
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	9,232
Total crude oil	16,938
Percentage of proven crude oil reserves(5)	21%
Natural gas (bcf)	106,726

(1)	Proven reserves include both proven developed reserves and proven undeveloped reserves.

(2)	Includes reserves in the Orinoco Belt.

(3)	Includes 13,819 bcf associated with extra-heavy crude oil reserves.

(4)	Based on crude oil production and total proven crude oil reserves.

(5)	Proven developed crude oil reserves divided by total proven crude oil reserves.
Source: PDVSA.
Refining
PDVSA is involved in refining activities in Venezuela and the Caribbean, the United States and Europe. PDVSA owns five refineries in Venezuela, with a total rated crude oil refining capacity of 1.3 million bpd. It also leases and operates a refinery in Curaçao, with a refining capacity of 335 thousand bpd at December 31, 2005. PDVSA has equity or ownership interests in eight refineries in the United States, five of which are wholly owned, and has an equity interest in a coker/vacuum crude distillation unit. These refineries in the United States provide PDVSA with an aggregate net interest in crude oil refining capacity of 1.3 million bpd at December 31, 2005. PDVSA has equity interests in eight refineries in Western Europe with a total rated crude oil refining capacity at December 31, 2005 of 1.1 million bpd, of which its net interest in crude oil refining capacity was 259 thousand bpd. PDVSA’s net interest in refining capacity has grown from 2.4 million bpd in 1991 to 3.2 million bpd at December 31, 2005.
In order to maintain its competitiveness within international markets, PDVSA has focused on expanding and upgrading its refining operations in Venezuela, the Caribbean, the United States and Europe, allowing it to increase its production of refined petroleum products and upgrade its product mix toward higher-margin refined petroleum products. PDVSA expects to invest approximately U.S.$16.5 billion (U.S.$14.3 billion in Venezuela and U.S.$2.2 billion overseas for activities primarily in Cuba, Jamaica, Brazil and Uruguay) from 2005 through 2012 to improve its refining systems and adapt its systems to meet environmental regulations and domestic and international product quality requirements. PDVSA has also increased the sophistication of its refining capacity in Venezuela. It has also made extensive investments to convert its worldwide refining assets from simple conversion to deep conversion capabilities. Deep conversion capabilities in its Venezuelan refineries have allowed PDVSA to improve yields by allowing a greater percentage of higher value products to be produced. PDVSA is also expanding its delayed coking plants located at the refining complex in Paraguaná, Venezuela and is performing studies to increase Venezuela’s refining capacity. In addition, PDVSA intends to continue to participate in projects to increase its production of gasoline. For example, the two fluid catalytic cracker units located at PDVSA’s Amuay and Cardón refineries are being modified to produce more gasoline. A low sulfur gasoline production unit (currently in the engineering phase) is expected to be operational in the Amuay refinery by 2009, using oil products and technology, developed by Intevep, a wholly-owned subsidiary of PDVSA.

Petrochemicals and Extra Heavy Crude Oil
Petrochemicals
PDVSA was engaged in the Venezuelan petrochemical industry through its wholly-owned subsidiary, Pequiven. In June 2005, however, the Government decided to transfer the activities, assets and shares held by PDVSA in Pequiven to MEP. The completion of the transfer occurred in January 2006 after the enactment of the Petrochemical Act. Pequiven was established in 1977 to increase the capacity and flexibility of existing plants, both for local and international markets, and to identify new products or commercial opportunities, mainly in methanol, plastics and fertilizers. The net effect of the January 2006 spin-off of Pequiven was approximately U.S.$2.8 billion, based on the net assets of that subsidiary at December 31, 2005.
Extra Heavy Crude Oil
On September 9, 2003, PDVSA announced a general restructuring of its wholly-owned subsidiary, Bitor. Under the plan, Bitor will be eliminated as an independent legal entity and will be absorbed by PDVSA Oriente (the Eastern Division of PDVSA). PDVSA has stated that the current restructuring process will not affect Bitor’s existing contracts.
Previously, Bitor was responsible for developing reserves containing approximately 429 million metric tons of extra-heavy crude oil (or approximately 2.7 billion barrels). Bitor was developing these reserves principally through a process of emulsifying natural extra heavy crude oil in water to create an alternative liquid fuel to generate electricity, named Orimulsion®. However, in the first quarter of 2006, Bitor decided to apply most of its extra-heavy crude oil reserves towards the production of commercial crude oil, suspending the production of Orimulsion®.
PDVSA’s Orimulsion® production capacity is approximately 6.5 million metric tons per year. Venezuela has significant reserves of extra-heavy crude oil, which are being developed in conjunction with the production of Orimulsion® by Bitor, through operating agreements which apply new technologies for refining and improvement of the crude oil aimed at the economic viability of production. PDVSA used 25 million and 21 million barrels of extra-heavy crude oil for the production of Orimulsion® during 2005 and 2004, respectively. PDVSA is currently developing Venezuela’s significant extra-heavy crude oil reserves with several foreign companies through joint ventures.
In the fourth quarter of 2006, MEP announced that it would halt Orimulsion® production, indicating that Orimulsion® was not the best use for Venezuela’s extra-heavy crude. In 2007, Bitor initiated discussions with its existing clients to renegotiate its obligations for the supply Orimulsion®. As part of these negotiations, some of Bitor’s existing clients have agreed to receive fuel oil instead of Orimulsion®, while other clients have agreed to terminate their supply agreements.
Regional Developments
Venezuela has sought to promote a regional integration of state energy companies under the name “Petroamerica”. Petroamerica is divided into “Petrosur”, comprising the southern cone and Bolivia, and “Petrocaribe” comprising the Caribbean nations. The stated purpose of the regional arrangement is to gain strength in the international markets by eliminating trade barriers, increasing the refining infrastructure and reducing costs.
Under Petrosur, Argentina, Brazil and Venezuela agreed to develop a field in Venezuela’s Orinoco oil belt, a refinery in Brazil’s northeast, and an oil and gas venture in Argentina. Under the Petrocaribe agreement, member countries would pay market price for Venezuelan oil, but they would only be required to pay a portion of the cost up front and could finance the rest over 25 years at 1% interest. Governments could also pay for part of the cost with goods or services. In 2005, PDVSA created PDVSA-Cuba in order to promote refining and marketing businesses in the region. During 2006, PDVSA supplied crude oil and refined products, under special terms, to the Caribbean and Central America by means of the Petrocaribe Energy Corporation Agreement and Caracas Energy Cooperation Agreement.

The regional oil and gas energy venture Petroandina Comercio y Suministro, or Petroandina, was created by Venezuela and Bolivia on May 26, 2006. The cooperation agreement signed by PDVSA and the state-owned oil company of Bolivia, Yacimientos Petrolíferos Fiscales Bolivianos, or YPFB, contemplates that the parties will develop projects concerning exploration, production, refining, distribution, processing and the industrialization of hydrocarbons. Petroandina also was established to improve the training of Bolivian professionals and technicians, and to construct two gas processing plants in Bolivia. The parties anticipate that Petroandina will receive an investment of approximately U.S.$1.5 billion from PDVSA for various projects in Bolivia and will be controlled 51% by YPFB and 49% by PDVSA.
OPEC
Venezuela is a founding member of OPEC. OPEC’s members collectively produce approximately 45% of total world production of crude oil and 18% of the world production of natural gas. In addition, OPEC members account for approximately 54% of the worldwide oil exports. Member countries formed OPEC in 1960 to improve oil prices, attain greater state participation by member countries in the petroleum industry and influence production levels.
OPEC has established general production quotas for each member. However, OPEC has never brought formal actions based on such quotas, and the quotas do not distinguish clearly between crude oil, refined products and derivatives, or between exports and domestic utilization. Venezuela’s plan to increase petroleum production and exports assumes that the growth in international demand for petroleum products can only be met by a small number of countries, which include Venezuela, that have adequate reserves.
Commencing in 2000, the stated goal of OPEC was to maintain barrel prices within a range of U.S.$22.00 to U.S.$28.00 per barrel. In 2002, the OPEC crude basket price was U.S.$24.36 but increased to U.S.$28.10 per barrel in 2003. During 2004, the price of oil continued to rise, increasing by U.S.$7.95 per barrel, or 28.3%, to U.S.$36.05 per barrel. In January 2005, OPEC declared that it was temporarily abandoning the target price range because prices had remained outside the range for an extended period of time, rendering it unrealistic. During 2005, the OPEC crude basket price increased by U.S.$14.59 per barrel, or 40.5%, from U.S.$36.05 per barrel in 2004 to U.S.$50.64 per barrel in 2005. The price of oil in 2006 continued to rise, increasing by U.S.$10.44 per barrel, or 20.6%, from U.S.$50.64 per barrel in 2005 to U.S.$61.08 per barrel in 2006.
In January 2003, OPEC instituted a production ceiling of 24.5 million bpd. However, OPEC members continued to exceed this production quota during 2003, and total crude production rose to approximately 27.4 million bpd in April 2003. This prompted OPEC to increase its official output ceiling to 25.4 million bpd on April 24, 2003. Although this action served to increase the official production of crude by OPEC members, it effectively served to cut the actual production of crude by 2 million bpd because of OPEC’s determination to enforce actively the official output ceiling. In September 2003, OPEC cut its output ceiling back to 24.5 million bpd, which became effective November 1, 2003. In February 2004, OPEC decided to reduce this ceiling by another 1 million bpd to 23.5 million bpd, which became effective April 1, 2004. Oil prices continued to rise in 2004, prompting OPEC to raise the production ceiling to 25.5 million bpd effective July 1, 2004 and 26.0 million bpd effective August 1, 2004. On September 15, 2004, OPEC raised the production ceiling by another 1.0 million bpd to 27.0 million bpd effective November 1, 2004. On March 16, 2005, OPEC again raised the production ceiling, this time by an additional 500,000 bpd to 27.5 million bpd, effective immediately. On June 15, 2005, OPEC raised the production ceiling by another 500,000 bpd to 28.0 million bpd, effective July 1, 2005. On September 20, 2005, OPEC suspended its output quotas for the fourth quarter of 2005, citing recent Hurricanes Katrina and Rita as the cause of decreased oil production capacity in the Gulf of Mexico region. OPEC maintained its 28.0 million bpd production ceiling until October 2006, when it reduced it to 26.3 million bpd, effective November 1, 2006. In December 2006, OPEC reduced the production ceiling by another 0.5 million bpd, effective February 1, 2007, but in September 2007, OPEC raised the ceiling by 0.5 million bpd, returning it to 26.3 million bpd, effective November 1, 2007.

Manufacturing and Mining
Manufacturing Sector
After the petroleum and natural gas sector, the second most important sector of the Venezuelan economy is manufacturing. The manufacturing sector can be divided into two sub-sectors, production for the domestic market in connection with the Government’s plan to encourage domestic industry and import substitution, and production for export.
In 2002, the manufacturing sector contracted by 13.1% in real terms and comprised 16.1% of GDP. In 2003, the manufacturing sector contracted by 6.8% in real terms and comprised 16.2% of GDP. This was the result of the work stoppage and the implementation of the exchange controls, which limited the availability of raw materials. In 2004, the manufacturing sector grew by 21.4% in real terms and comprised 16.7% of GDP. In 2005, the manufacturing sector grew by 9.5% in real terms and comprised 16.6% of GDP. The growth in the manufacturing sector was primarily due to an expansion in the domestic aggregate demand as a result of higher levels of public expenditure. In 2006, the manufacturing sector grew by 10.4% in real terms and comprised 16.6% of GDP. The growth in the manufacturing sector was primarily due to the expansion in the domestic aggregate demand for the third consecutive year.
The Government’s general policy with respect to the manufacturing sector emphasizes:
•	increasing efficiency and productivity;

•	attracting foreign and domestic private investment;

•	providing technological and financial assistance to small and medium-sized manufacturers; and

•	reforming the income tax laws applicable to the manufacturing sector to provide tax deductions and/or credits for expenditures made by manufacturers for employee training programs, investment in technological improvements and the creation of jobs.
The Government believes that these policies will effectively serve to increase the manufacturing sector’s contribution to GDP.
Mining Sector
In 2002, the mining sector grew by 4.3% in real terms and comprised 0.8% of GDP. In 2003, the mining sector contracted by 4.4% in real terms and comprised 0.8% of GDP. In 2004, the mining sector grew by 14.2% in real terms and comprised 0.8% of GDP. In 2005, the mining sector contracted by 1.7% in real terms and comprised 0.7% of GDP. The contraction in the mining sector was primarily due to a decrease in the production of iron and aluminum. In 2006, the mining sector grew by 3.9% in real terms and comprised 0.6% of GDP. The growth in the mining sector was primarily due to the increase in the production of coal.
On May 26, 2006, Venezuela and Bolivia created Minera del Sur, or Minersur, a Latin American integration project designed to complement the countries’ mining capabilities and techniques. The goal of Minersur is to strengthen national sovereignty of mining resources and to promote sustainable mineral industrialization and joint international investments.
In June 2006, the National Assembly approved a reform of Venezuela’s Mining Law in order to promote the sovereignty and national interest of the country in its mining resources by eliminating concessions for inactive mines and by creating a new legal framework to benefit Venezuela’s small-scale mining interests. Under the reform, private companies with idle, unproductive mines are required to form joint ventures with Venezuela in which Venezuela is granted a majority interest.

Corporación Venezolana de Guayana
After PDVSA, the second-largest industrial complex in the country is made up of branches and subsidiary companies of CVG. The Government created CVG in 1960 to institutionalize the industrial development strategies of one of the richest areas in Venezuela. CVG enabled the Government to develop an extensive industrial complex in sectors in which Venezuela had a comparative advantage such as low-cost inputs, including energy, electricity and high-quality minerals.
The Government has undertaken a number of internal reorganizations to improve the operating performance of CVG, to stimulate the internal market and reduce the costs imposed on the consolidated public sector accounts by CVG’s losses. For example, the Government created the Ministry of Basic Industry and Mining, referred to as MIBAM, with the objective of strengthening the recovery of CVG and basic industry. MIBAM has developed a new model for production that focuses on optimizing the development of natural resources through the incorporation of increased national aggregate value.
CVG has various investment projects currently under way or set to begin. These projects encompass CVG’s activities in hydroelectric power generation and transmission, telecommunications, ferroalloy, aluminum and forest products manufacturing.
The following tables set out the production and exports of CVG’s aluminum, iron and gold companies for the periods indicated:

	Year Ended December 31,
Production	2002	2003	2004	2005(1)	2006(1)
	(in thousands of metric tons, except as noted)
Iron	18,489	19,195	20,021	22,054	22,100
Bauxite	5,252	5,445	5,814	5,183	5,927
Alumina	1,778	1,882	1,910	1,927	1,896
Aluminum	604	605	631	623	619
Gold (in kilograms)	2,850	2,452	3,229	3,756	3,947

(1)	Preliminary figures.

Source:	CVG Companies.

	Year Ended December 31,
Exports	2002	2003	2004	2005(1)	2006(1)
	(in millions of U.S. dollars)
Iron Ore	$282.8	$286.8	$395.8	$281.6	$283.1
Bauxite	0.0	0.0	0.0	1.6	5.3
Alumina	88.4	114.7	138.0	162.3	227.3
Aluminum	523.6	661.3	804.5	778.9	1,034.7
Total	$894.8	$1,062.8	$1,338.3	$1,224.4	$1,500.4

(1)	Preliminary figures.

Source:	CVG Companies.
Agriculture and Livestock
Venezuela’s principal agricultural and livestock products are coffee, cocoa, sugar cane, rice, corn, plantains, pork, eggs and milk.
In 2002, the agricultural sector contracted by 0.8% as compared to 2001 and comprised 5.5% of GDP. In 2003, the agricultural sector contracted by 1.3% as compared to 2002 and comprised 5.9% of GDP. During 2004, the agricultural sector grew by 4.4% as compared to 2003 and comprised 5.2% of GDP. In 2005, the agricultural sector grew by 3.4% as compared to 2004 and comprised 4.9% of GDP. The growth in the agricultural sector in 2005 was primarily due to an increased focus on manual labor in the agricultural policy. In 2006, the agricultural sector grew by 2.8% as compared to 2005 and comprised 4.6% of GDP. The growth in the agricultural sector in 2006 was primarily due to the Government providing favorable financing to stimulate and incentivize agricultural activities.

In order to stimulate growth in the agricultural sector, the Government provides financing to small producers through the Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines and to medium-sized producers through the Fondo de Crédito Industrial. In January 2006, the Government established that commercial banks must provide between 11% and 16% of their net credit portfolio to finance agricultural projects.
The Government believes that increased trade within Latin American and Caribbean countries will help to develop Venezuela’s agricultural sector. The introduction of the exchange controls in 2003 caused a shortage of many imported goods; however, by 2005, these shortages were overcome.
The following tables set out the exports and imports of the agricultural sector for the periods indicated:

	Year Ended December 31,
Exports	2002	2003	2004	2005	2006(1)
	(in thousands of metric tons)
Coffee	11,393	12,980	6,619	178	5
Cocoa	3,054	4,080	7,752	6,075	157
Sugar cane	4	4	468	5,270	2,673
Rice	26,809	1,012	9,961	12,221	18,648
Corn	1,930	6,689	105	637	12

(1)	Preliminary figures.

Source:	Banco Central and INE.

	Year Ended December 31,
Imports	2002	2003	2004	2005	2006(1)
	(in thousands of metric tons)
Coffee	132	177	54	194	272
Cocoa	695	313	945	1,766	1,402
Sugar cane	256,945	188,878	252,131	136,677	110,261
Rice	334	85,033	274	303	682
Corn	367,414	596,781	515,790	142,901	41,646

(1)	Preliminary figures.

Source:	Banco Central and INE.
Lands and Agricultural Development Law-Decree
On November 13, 2001, a new law-decree was issued targeting land reform. This new Lands and Agricultural Development Law-Decree replaced the Law of Agrarian Reform promulgated in 1960. This law-decree is intended to reallocate arable lands in Venezuela according to a plan determined by the Government. Under this law, a Government agency, the National Lands Institute, classifies rural land according to its best use, such as agriculture, cattle-raising or forestry. In addition, certain unused, uncultivated or idle rural lands will also be subject to tax or expropriation and redistribution. In most cases, this redistribution of land would not be an outright grant to the recipient, but rather the right to work the land in a productive manner. Two additional agencies, the Rural Development Institute and the Venezuelan Agrarian Corporation, will oversee the implementation and operation of the land reform system.

In July 2002, President Chávez passed a law-decree that relates to land reform in Venezuela in order to justify the Government’s plan to reallocate arable lands according to their most productive use. Under the law-decree, the Government may expropriate idle or uncultivated lands that do not comply with a minimum requirement of productivity upon the payment of due compensation to owners.
By year-end 2006, the National Land Institute, or INTI, following current legal procedures, had recovered on a national level over approximately 4.8 million hectares of land that was either owned by the state, declared unproductive or illegally occupied, that has been distributed to poor farmers through agricultural cooperatives and other socio-productive entities in order to enhance the participation in alternative forms of agricultural production and to expand the production of important agricultural items.
Electric Sector
The Government views the electric power sector as a key stimulant of growth in the productive sectors of the economy. State-owned companies have historically dominated the electric power sector in Venezuela. Modernization of the electric power sector has been difficult because of inefficiency in the installed base of plant and equipment and the lack of investment funds. The Government believes the electric power sector will require an estimated U.S.$13.4 billion in investment over the period of 2005-2015.
The Participants
The electric power sector in Venezuela is made up of state-owned companies. It serves more than 25 million customers. At December 31, 2006, six companies held practically all of the assets of Venezuela’s electric power sector. These six companies were Electrificación del Caroní, C.A., referred to as EDELCA; Compañía de Administración y Fomento Eléctrico, referred to as CADAFE; Energía Eléctrica de Venezuela, referred to as ENELVEN; C.A. Energía Eléctrica de Barquisimeto, referred to as ENELBAR; Energía Eléctrica de la Costa Oriental, referred to as ENELCO; and EDC.
At December 31, 2006, EDC and three other smaller electric companies were the only privately-held electric companies in Venezuela. EDELCA is owned by CVG. In June 2000, The AES Corporation, a U.S. independent power company, acquired a majority interest in EDC. CADAFE, ENELVEN, ENELBAR and ENELCO are owned by MEP. EDELCA, CADAFE, ENELVEN and ENELBAR generated approximately 87.6% of the total electricity used in Venezuela during the year ended December 31, 2006.
In 2006, EDELCA generated approximately 71.1% of the total electricity production in Venezuela. EDELCA generates electricity at its three hydroelectric plants in the Caroní river basin in the Guayana Region. EDELCA’s Guri plant has an installed capacity of 10,000 megawatts, or MW, the Macagua I, II and III plants have an installed capacity of 3,140 MW, and the Caruachi plant has an installed capacity of 2,160 MW. CADAFE is the largest electricity distribution company in Venezuela, covering approximately 80% of the country. Approximately U.S.$834 million has been invested in CADAFE from 2004 through September 2007, predominately from FONDEN and FONDESPA. CADAFE plans to invest its funds in order to modernize its electricity generation, transmission and distribution. ENELVEN, ENELBAR and ENELCO are smaller vertically-integrated electric companies. ENELVEN serves Zulia State on the western coast of Lake Maracaibo, ENELCO serves the eastern coast of Lake Maracaibo and ENELBAR serves the Barquisimeto area of Lara State. EDC is the largest privately-held electric company, serving over 1,000,000 customers. The majority of EDC’s customers reside in Caracas and its suburbs.
The installed capacity of Venezuela’s electric power sector on December 31, 2006 was 22.22 MW. More than 95% of Venezuela’s population has access to electric power. Demand for electric power in Venezuela increased by 8.2% in 2005.

Electrical power in Venezuela is generated both by hydroelectric plants and thermal plants, with two-thirds being generated by hydroelectric plants. This dependence on hydroelectric power for the generation of a significant percentage of Venezuela’s energy makes the Republic vulnerable to periods of severe drought. The electric sector has been designed such that thermal plants would begin producing electricity when the hydroelectric plants were not producing enough electricity to meet demand. Because of the recent growing demand for electricity, Venezuela has been required to utilize thermal power for primary generation. However, prior reliance on hydroelectric sources for electricity generation has had the consequence of diverting investment from thermal generation, resulting in an installed base of thermal capacity that is not adequate to cover demand during periods of drought.
The Government is attempting to address this structural problem through medium-term investment. Specifically, plans have been put into place to ration electric power, improve the capacity and efficiency of existing electric power plants, invest in new hydroelectric and thermal generation plants, purchase additional electrical power, curtail the illegal use of electric power and reduce current demand.
Economic growth in Venezuela will require the expansion of the electric power sector. In order to meet anticipated demand growth, the Government contemplates emphasizing further development of hydroelectric power and the use of natural gas as a raw material for electric power generation.
In January 2007, President Chávez announced a plan to nationalize various areas of the economy including the electricity industry, and in February 2007, PDVSA agreed to purchase the AES Corporation’s 82% interest in EDC pursuant to a tender offer. In May 2007, the AES Corporation tendered its 82% interest to PDVSA and received approximately U.S.$739 million. As a result, the Government controls an approximately 93% interest in EDC.
In July 2007, by presidential decree within the legislative power conferred by the 2007 Enabling Law, the Government created a new state-owned electrical holding company called Corporación Eléctrica Nacional S.A., or CEN, to centralize electric power in Venezuela. The law mandates that all electric companies, including CADAFE, ENELVEN, ENELBAR and ENELCO, must be brought together under CEN by 2010.
The Regulatory Framework
Until recently, Venezuela did not have a unified body of law that regulated the electric power sector. Historically, three Presidential decrees set forth the methodology for determining tariff rates and established the principal regulatory bodies. Other sources of electric power sector regulation have included certain municipal laws, resolutions passed by MEP and MPC, and the law reforming the Ley Orgánica Sobre Concesiones de Obras Públicas y Servicios Públicos Nacionales, or the National Concessions Law, as well as laws of general application.
On December 31, 2001, the Ley Orgánica del Servicio Eléctrico, or the Electricity Law, was enacted. The Electricity Law mandates the separation of the electric sector in Venezuela into generation, transmission, national dispatch, distribution and commercialization.
Under the Electricity Law, upon the effectiveness of the implementing regulations, no single entity is permitted to engage in more than one of the activities set forth above, with the exception that generation or distribution companies may also engage in commercialization activities. Subject to prior approval by MEP, any person or entity may undertake the generation and commercialization of electricity. However, the Electricity Law reserves the development of hydroelectric generation facilities on the Caroní, Paragua and Caura rivers for state-owned companies, such as EDELCA.
The Electricity Law exempts self-generation activities from regulation. It also contemplates the opening of generation activities to competition, principally by allowing consumers of more than 5 MW per year to purchase electricity freely in the market. In addition, the Electricity Law requires that companies engaged in transmission and distribution activities obtain formal concessions from MEP.

The Electricity Law contemplates the creation of a centralized, state-owned company, the Centro Nacional de Gestión de Servicio Eléctrico, to administer the dispatch of electricity nationwide by coordinating, controlling and supervising the generation and transmission activities of Venezuela’s public and private electric utility companies and developing and administering the wholesale market for electricity in Venezuela.
The Government believes the development of a wholesale market for electricity in Venezuela will facilitate block sales of electricity among generation and distribution companies, commercializers and large clients.
The Electricity Law also contemplates the creation of the Comisión Nacional de Energía Eléctrica, a single regulatory authority for Venezuela’s electricity sector. The entity, which will be an autonomous agency within MEP, will promote the development of competition in the areas of generation and commercialization of electricity and establish norms for electricity sales to the public and tariff rates that electric utility companies may charge the public.
Tariff Rates
On January 28, 1999, MEP and MPC published the pliego tarifario, or the Tariff Regime, which established a new tariff rate regime for the electric sector in Venezuela. The Tariff Regime contains basic tariff rates applicable to energy sold by the various electric utility companies in Venezuela during each year from 1999 through 2002. The Tariff Regime is designed to gradually eliminate the cross subsidy that has existed between residential tariff rates and industrial and general tariff rates in Venezuela. The Executive Branch has extended the 2002 Tariff Regime that was used in 2002 pending a new tariff regime.
The Telecommunications Sector
The National Telecommunications Commission, or CONATEL, is the governmental agency that regulates and surveys competition in the telecommunications market. One of CONATEL’s main goals is to broaden the general public’s access to telecommunications services. To achieve this goal, CONATEL created a universal service fund dedicated to the provision of service to areas without access to telecommunications services. The universal service fund reached approximately U.S.$83 million at the end of first quarter 2007. The first universal service project was launched in 2005 and featured several telecom operators competing for a new infrastructure project worth approximately U.S.$8 million. By the end of first quarter 2007, approximately U.S.$164 million of the universal service fund was assigned to new infrastructure projects and to support social policies.
CONATEL is working to modify the regulatory framework in the telecommunications market by establishing policies that promote competition in different services, including broadband services and new proposals for emerging technologies.
The telecommunications sector grew by 23.2% in 2006, as compared to 2005. The mobile telecommunications market has experienced substantial growth since its origin in 1989, and both the Internet and subscribed television markets have experienced accelerated growth in recent periods.
The Government’s long-term plan includes, among other objectives, the development of new telecommunications infrastructure, services and content, the promotion of competition within the industry and the consolidation of Internet access.
In January 2007, the Ministry of Popular Power for Telecommunications and Computer Science was created. The Ministry is responsible for regulating and planning public policies for the promotion and development of the telecommunications sector.
In January 2007, President Chávez announced a plan to nationalize CANTV, and by May 2007, the Government controlled 86.2% of the company, in part by purchasing Verizon Communications Inc.’s 28.5% stake for approximately U.S.$572 million. With the successful nationalization of CANTV, the Government plans to offer affordable cellular phone and fixed-line rates to people in poor communities and plans to expand service to underserved areas.

THE FINANCIAL SYSTEM
Banco Central
Banco Central, which is wholly owned by the Republic, is Venezuela’s central bank and its currency-issuing bank. The 1999 Constitution granted Banco Central, for the first time in its history, constitutional authority as an independent legal entity with autonomy to exercise its delineated powers. The main purpose of Banco Central is to control inflation and maintain the stability of the Bolivar. Under the 1999 Constitution, Banco Central is prohibited from underwriting, cosigning or guaranteeing any debt of the Republic. In addition, Banco Central is required to provide the National Assembly an account of its actions, goals and results achieved as well as certain periodic reports to the National Assembly which describe the current status of the macroeconomic variables of the economy. The National Assembly must approve Banco Central’s budget.
On August 15, 2007, President Chávez submitted to the National Assembly a proposal to amend the 1999 Constitution. Among other changes, the amendment proposes that Banco Central would be subject to strong coordination with the National Executive concerning monetary policy, with Banco Central managing international reserves and with oversight by the President.
On October 3, 2001, a new Central Bank Law became effective. This law superseded the previous Central Bank Law dated as of December 4, 1992. A purpose of the new Central Bank Law is to coordinate the regulations and activities of Banco Central with the provisions of the Constitution and thus to promote economic development in a more cohesive manner. Significant amendments between the old and new Central Bank Laws include the following: (1) Banco Central will implement policies established through coordination with the Ministry of Finance; (2) Banco Central will no longer necessarily be designated as the exclusive financial agent of the Republic; and (3) Banco Central’s operating budget must be approved by the National Assembly. Furthermore, pursuant to the Constitution, the new Central Bank Law provides that the Government and Banco Central will execute an agreement establishing annual macroeconomic policies, which agreement must be consistent with the Government’s economic policies. For more information concerning the macroeconomic policies, refer to “The Venezuelan Economy—Economic Policy and Legislation—Macroeconomic Coordination.” The policies set forth in this agreement must be disclosed to the public once the annual budget has been approved by the National Assembly. Additionally, the new Central Bank Law also provides for the expansion of control of the Superintendency of Banks over certain activities of Banco Central.
Under the Central Bank Law, Banco Central’s statutory functions include:
•	formulating and executing monetary policy;

•	participating in the design of exchange rate policy;

•	executing exchange rate policy;

•	regulating credit and interest rates in the financial system;

•	centralizing and administering the Republic’s international monetary reserves;

•	overseeing the performance of the Republic’s payments system and establishing its operating regulations;

•	participating, regulating and executing operations in the gold market; and

•	issuing, on an exclusive basis, Venezuelan currency.

An amendment to the Central Bank Law came into effect on October 18, 2002 which provided that the amount of Banco Central income to be transferred to the Government must be calculated every six months, rather than annually, and must be transferred to the Government within the six-month period following the date of each such calculation. For more information regarding transfers made from the National Treasury to Banco Central, refer to “The Venezuelan Economy—Foreign Trade and Balance of Payments—Banco Central Transfers”.
FONDEN
In July 2005, the National Assembly approved an amendment to the new Central Bank Law. The reform requires PDVSA to make contributions to FONDEN with its excess dollar cash flow after all its external and internal obligations have been satisfied, including capital, operational and tax-related disbursements. Amounts deposited in FONDEN may only be used for social, educational, health care, liability management and special and strategic purposes. Under the amended law, Banco Central is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The reform also requires Banco Central to make a one-time special contribution to FONDEN of U.S.$6.0 billion from Venezuela’s foreign currency reserves. This deposit was completed on November 7, 2005. In 2005, PDVSA contributed an additional approximately U.S.$1.5 billion. In 2006, approximately U.S.$4.3 billion was added by Banco Central and approximately U.S.$6.9 billion was contributed by PDVSA.
As of May 11, 2007, approximately U.S.$6.8 billion has been added by Banco Central and approximately U.S.$1.9 billion has been contributed by PDVSA. As of May 11, 2007, FONDEN had allocated approximately U.S.$20.2 billion, or 73.8% of the funds available, to the various projects financed by FONDEN. As of May 11, 2007, approximately U.S.$5.7 billion has been allocated to 37 infrastructure projects, U.S.$5.5 billion has been allocated to seven debt management projects, U.S.$3.3 billion has been allocated to 30 energy and petroleum projects and U.S.$2.3 billon for 23 defense projects. FONDEN keeps its resources in financial trusts (local and foreign currency investments) at Banco del Tesoro, where funds are being disbursed in accordance with projected execution levels.
Monetary Policy
Historically, Banco Central has conducted an active monetary policy that has supported the Government’s economic adjustment plans. Banco Central utilized open-market operations with respect to its own instruments issued initially through the Caracas Stock Exchange and later by means of an auction mechanism. The placement of zero coupon bonds and Titulos de Establizacion Monetaria, or TEMs, progressively replaced Banco Central’s money desk as a primary mechanism of monetary regulation and became an efficient means of moderating the increase of monetary aggregates. However, the Government’s increased use of Bolivar-denominated debt instruments somewhat served to reduce Banco Central’s open-market operations during 2000. Banco Central’s use of rediscount and loan mechanisms decreased as a result. However, economic circumstances during the second half of 2001, 2002 and the beginning of 2003 prompted an increase in the level of Banco Central’s open-market transactions.
The table below sets forth the changes in monetary aggregates for the periods indicated:

	M2		Monetary Base
		In billions		In billions
	In billions	of 1997	In billions of	of 1997
	of nominal	Constant	nominal	Constant
Year	Bolívares	Bolívares	Bolívares	Bolívares
2002	19,573.4	6,449.9	7,701.1	2,537.7
2003	30,835.9	7,995.6	11,274.4	2,923.4
2004	46,363.6	10,085.6	16,524.4	3,594.6
2005	70,795.9	13,467.0	23,086.5	4,391.6
2006	119,892.1	19,501.0	44,795.4	7,286.2

Source:	Banco Central.

Banco Central intervened in the foreign currency markets in 2002 in an attempt to bolster the value of a rapidly depreciating Bolivar. As a result, the level of gross international reserves decreased in 2002. International reserves at Banco Central decreased by U.S.$293 million between year-end 2001 and year-end 2002, totaling U.S.$12.0 billion (excluding amounts deposited into the Stabilization Fund) at December 31, 2002. At the same date, the balance in the Stabilization Fund was U.S.$2.9 billion, a decrease of U.S.$3.4 billion from December 31, 2001.
The national work stoppage that began in December 2002 exacerbated the devaluation of the Bolivar against the U.S. dollar. This general work stoppage decreased Venezuelan oil exports and tax revenues, and the political instability surrounding the situation created a strong demand for U.S. dollars. This resulted in a further devaluation of the Bolivar as compared to the U.S. dollar, which declined to a low of Bs.1,853 = U.S.$1.00 on January 22, 2003.
This significant devaluation of the Bolivar prompted President Chávez to suspend foreign exchange transactions in order to protect the level of Venezuelan international reserves until the Government could present an alternative exchange control mechanism. Foreign exchange transactions were suspended for approximately two weeks. A new exchange control regime became effective on February 5, 2003, which included a single foreign exchange rate (Bs.1,596 = U.S.$1.00 (purchase) and Bs.1,600 = U.S.$1.00 (sale)). On February 5, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00. On March 2, 2005, the Ministry of Finance and Banco Central set the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00. For more information, refer to “The Venezuelan Economy—Exchange Control Regime”.

The following table sets out Venezuela’s interest rates, by quarter, for the periods indicated:

	Interest Rates
				Banco
	Short-Term	Long-Term	90-Day	Central	Basic
	(Commercial	(Mortgage	CDs	Discount	Inflation
Year and Quarter	Banks)	Banks)	Deposit Rate	Rate	Rate(1)
	(in % per annum)(2)
2002
First Quarter	48.87	n.a.	29.60	46.00	31.31
Second Quarter	40.71	n.a.	35.16	37.00	23.28
Third Quarter	31.78	n.a.	25.96	38.50	50.98
Fourth Quarter	33.25	n.a.	26.44	40.00	21.29
2003
First Quarter	34.45	n.a.	23.64	39.00	43.19
Second Quarter	26.16	21.96	17.92	32.00	23.66
Third Quarter	23.78	n.a.	15.85	28.50	19.57
Fourth Quarter	21.15	n.a.	14.10	28.50	23.20
2004
First Quarter	18.84	n.a.	12.39	28.50	27.93
Second Quarter	18.21	n.a.	12.68	28.50	18.85
Third Quarter	17.81	30.00	12.29	28.50	13.73
Fourth Quarter	17.25	17.98	13.24	28.50	16.69
2005
First Quarter	17.22	19.39	12.50	28.50	13.99
Second Quarter	16.48	8.31	11.86	28.50	19.18
Third Quarter	16.64	7.99	11.02	28.50	14.07
Fourth Quarter	15.93	7.41	11.20	28.50	10.36
2006
First Quarter	15.57	7.13	10.61	28.50	5.43
Second Quarter	14.90	6.93	10.22	28.50	17.66
Third Quarter	15.30	n.a.	10.15	28.50	29.29
Fourth Quarter	15.77	n.a.	10.10	28.50	16.71
2007(3)
First Quarter	15.91	n.a.	10.10	28.50	10.96

(1)	Based on the CPI (base 1997) calculated by annualizing forward cumulative quarterly inflation rates.

(2)	Interest rates are calculated using averages during the relevant period. The interest rate average is calculated based on the data of the six largest commercial banks of the Venezuelan financial system.

(3)	Preliminary figures.

n.a.:	Not available. (The mortgage banks did not report operations of mortgage credits during the period indicated.)

Source:	Banco Central.

The following table sets out total outstanding loans and long-term investments by quarter by public and private financial institutions for the periods indicated:

				Total Credit
				of the
	Commercial	Mortgage		Financial	Percentage
Year and Quarter	Bank Credit	Bank Credit	Other(1)	System(2)	Change(3)
	(in millions of Bolívares)
2002
First Quarter	9,182,937	34,925	365,465	9,583,327	0.82
Second Quarter	9,192,175	19,870	336,313	9,548,358	(1.01)
Third Quarter	9,744,608	21,591	331,949	10,098,148	2.41
Fourth Quarter	10,406,551	21,089	324,901	10,752,541	(0.52)
2003
First Quarter	9,460,274	13,764	313,152	9,787,190	2.13
Second Quarter	8,911,220	14,274	268,078	9,193,572	(3.72)
Third Quarter	9,495,851	13,068	268,205	9,777,124	(3.18)
Fourth Quarter	11,494,468	756	263,888	11,759,112	9.36
2004
First Quarter	12,744,756	1,206	267,638	13,013,600	32.97
Second Quarter	15,455,597	1,136	333,463	15,790,196	71.75
Third Quarter	17,699,783	1,747	388,471	18,090,001	85.02
Fourth Quarter	22,849,904	4,908	486,747	23,341,559	98.50
2005
First Quarter	23,190,763	4,886	537,628	23,733,277	82.37
Second Quarter	27,899,352	5,252	670,798	28,575,402	80.97
Third Quarter	31,045,394	5,318	816,960	31,867,672	76.16
Fourth Quarter	38,716,721	5,090	1,193,013	39,914,824	71.00
2006
First Quarter	39,262,164	6,217	1,200,647	40,469,028	70.52
Second Quarter	46,723,577	7,146	1,345,705	48,076,428	68.24
Third Quarter	55,078,927	7,700	1,485,918	56,572,545	77.52
Fourth Quarter	64,867,297	42,713	1,851,079	66,761,089	67.26
2007
First Quarter	72,676,203	52,357	1,947,480	74,676,040	84.53

(1)	Includes finance companies and savings and loan institutions.

(2)	Excludes Banco Central.

(3)	From the corresponding quarter of the previous year.
Source: Banco Central.
Treasury Bank
In August 2005, the National Assembly passed a law creating a treasury bank, referred to as Banco del Tesoro. In accordance with the law, Banco del Tesoro acts as the Government’s chief financing arm, handling the Central Government’s banking needs and managing debt payments and debt issues of the Government. Banco del Tesoro also acts as depositary for Government funds currently held by private banks, which currently account for approximately 26% of deposits held by private banks. For initial capital, the National Assembly approved a transfer of Bs.30.6 billion, or approximately U.S.$14 million, to Banco del Tesoro, and later approved an additional transfer of Bs.30.0 billion. As of August 2007, Banco del Tesoro was managing third party funds valued at approximately Bs.26 trillion.
Banco del Sur
Banco del Sur is a financial institution that is being promoted by Venezuela for regional integration that serves to provide a source of funding for Latin American and Caribbean countries. Banco del Sur’s principal objective is to finance development projects and serve as an alternative to traditional multilateral lenders, including the World Bank, IADB and the IMF. As of September 2007, Argentina, Bolivia, Brazil, Ecuador, Paraguay and Venezuela were all participants in Banco del Sur, with Uruguay expressing an interest to join as well. The format and the amount of money that each country will put into the bank has not been decided to date, but it will be based on each countries’ level of international reserves.

Financial Institutions
The Superintendency of Banks is responsible for banks and credit unions. Its functions include inspection, supervision and control.
The Superintendency of Banks also regulates individuals, companies and institutions that conduct or purport to conduct operations that are subject to authorization under the General Law of Banks and Other Financial Institutions. FOGADE, which was established in 1985, insures deposits up to Bs.4 million per depositor. FOGADE also assists in the recovery and stabilization of financial institutions through lending assistance.
Some of Venezuela’s largest banks announced their intention to merge following the enactment of the Ley de Fusiones, referred to as the Merger Law, on February 28, 2001. The purpose of the Merger Law was to strengthen banks’ capital bases and increase their competitiveness by stimulating merger activity among smaller banks. The Merger Law provides for the Superintendency of Banks to approve merger proposals and to grant priority to mergers of specialized financial institutions, savings and loan associations and commercial banks resulting in universal banks.
In April 2007, the Venezuelan financial system consisted of 58 financial institutions, which included:
•	22 universal banks;

•	15 commercial banks;

•	4 investment banks;

•	1 mortgage bank;

•	6 development banks;

•	1 leasing company;

•	3 savings and loan associations;

•	2 money market funds; and

•	4 special law-regulated banks.
Effective March 2002, Universal banks were required by law to have a minimum paid-in capital of Bs.40.0 billion. Universal banks with main offices outside of the metropolitan area and deemed “regional banks” by the Superintendency of Banks were required by law to have a minimum paid-in capital of Bs.20.0 billion. Additionally, effective March 2002, commercial banks with main offices within the metropolitan area were required to have a minimum paid-in capital of Bs.16.0 billion, whereas commercial banks with main offices outside the metropolitan area were required to have a minimum paid-in capital of Bs.8.0 billion. Banks are also required to meet certain capital adequacy requirements, such as a minimum 12% ratio of net worth to assets and contingent operations.
As of December 31, 2006, all of the operating Venezuelan universal and commercial banks met the minimum capital adequacy requirements that the Government adopted as a more stringent modification of the Basle Standards.
A partial reform to the General Law of Banks and Other Financial Institutions was enacted by law-decree on November 13, 2001. The purpose of the reform was to further strengthen the banking system and guarantee its stability. The amended law raises the upper limit of the amount of insured deposits to Bs.10 million per depositor in the same financial group, provides for rules regarding trust operations, allows investment banks to carry out trust activities and provides an administrative process for adjudicating public complaints with respect to banks. The amendments also eliminate the ability of FOGADE to provide financial assistance to ailing banks. The amended law establishes new criteria for determining affiliations with respect to financial groups.

Related entities of troubled banks are also subject to intervention or liquidation. The amended law also established new minimum paid-in capital requirements.
Additionally, the law, as amended, creates two new types of special banks, namely development banks and second-tier banks, which would be primarily dedicated to the promotion of microenterprise development. The Superintendency of Banks is now authorized to issue special rules governing the accounting of credits extended to such enterprises.
The amended law also regulates electronic banks and grants to the Superintendency of Banks the power to enact special standards regulating loans from electronic banks.
Securities Markets
The Caracas Stock Exchange is currently the only securities market in Venezuela, with 57 issuers and 58 securities registered as of December 2006. Historically, trading on the Caracas Stock Exchange has been composed of trades in stocks and bonds. In September 2001, the exchange began to allow trades in short-term debt instruments, such as commercial paper.
Since December 2003, the Ministry of Finance has become an active participant in the Caracas Stock Exchange through the issuance of Vebonos, a new, actively traded instrument consisting of public sector bonds issued to pay certain benefits due to public sector university professors.
In 2006, the Caracas Stock Exchange had a total trading volume of U.S.$2.3 billion, representing U.S.$1.1 billion in stocks, U.S.$987.2 million in ADRs, U.S.$100.5 million in private sector debt securities and U.S.$116.2 million in Vebonos. The individual stocks with the highest trading volume were Mercantil Servicios Financieros, C.A., CANTV, Corimon, Sivensa and H.L. Boulton.
The Caracas Stock Exchange posts trading information, such as price, volume and transaction activity for listed securities during trading hours. Pricing information includes high, low and average sales prices. The Caracas Stock Exchange also publishes three indices for equity securities. The principal stock index is the Indice Bursátil Caracas, referred to as IBC. The IBC tracks the share prices of 16 major companies and is calculated in a manner similar to that used by the S&P 500. The other indices focus on the industrial and financial sectors.
The total market capitalization of the companies listed on the Caracas Stock Exchange as of December 31, 2006 was approximately U.S.$12.9 billion. From December 31, 2005 to December 31, 2006, the total market capitalization increased in absolute terms from U.S.$6.8 billion to U.S.$12.9 billion.
The CNV authorized the opening of a commodities exchange on May 19, 1999. Trading on this exchange commenced in October 1999 and, as of December 31, 2005, the cumulative trading volume totaled U.S.$4.1 billion. The trading volume on this exchange totaled U.S.$1.7 billion in 2005, as compared to U.S.$1.4 billion in 2004.
In the past, Venezuelan stock exchanges have experienced substantial market price fluctuations. Factors contributing to such fluctuations include changes in the overall state of the Venezuelan economy and adverse political developments, together with merger activity among domestic companies and takeovers of domestic companies by foreign corporations. Compared to other stock markets in Latin America, the Venezuelan stock market is among the smallest in terms of market capitalization and trading volume.
The Caracas Stock Exchange can suspend dealing in any listed security if the price of the security varies by 20% or more during a trading session.

Market Regulation
The CNV must authorize all Venezuelan companies before they legally offer equity or debt securities to the Venezuelan public. In order to offer securities to the public in Venezuela, an issuer must meet certain CNV requirements regarding assets, operating history, management and other matters.
All outstanding securities of such companies must also be registered with the CNV and approved by the relevant stock exchange. The CNV must approve the application for listing of a security before it is listed on a stock exchange. The CNV also requires issuers to file unaudited quarterly financial statements and audited annual financial statements with the applicable stock exchanges and the CNV.
Since September 1, 1994, the CNV has required any company issuing debt in Venezuela to obtain a rating from two independent rating agencies registered with the CNV. However, as of April 4, 2002, and for any company that issues commercial paper (debt issues ranging from 15 days to 360 days), the CNV may reduce the requirement from two independent rating agencies to one, depending upon the market conditions at that time.
In September 2002, the CNV changed certain regulations relating to securitization of assets in order to expand opportunities for companies to obtain financing.
The Capital Markets Law and the rules issued by the CNV provide a regulatory structure for the Venezuelan securities industry. The Capital Markets Law was amended in October 1998 to conform the Venezuelan securities market to international standards. In addition to setting standards for brokers, the law empowers the CNV to regulate public offerings and trading of securities. In January 1999, the CNV promulgated regulations governing the activities of broker-dealers and brokerage houses. The CNV has also promulgated regulations requiring issuers of securities to file information regarding the issuer, its management and its significant shareholders to ensure transparency in capital markets transactions and public tender offers.

PUBLIC FINANCE
General Description of Accounts and Entities
The Ministry of Finance is responsible for preparing the budget and administering the Government’s finances. The Ministry of Finance is required to submit a proposed budget to the National Assembly each year. The National Assembly may change items in the proposed budget so long as authorized expenditures do not exceed projected revenues. Nevertheless, actual expenditures in any given year may exceed revenues for that year as a result of differences in the timing of receipts and expenditures. The budget must include appropriations to be distributed to the states and the federal district in accordance with a prescribed formula. No taxes may be levied, money borrowed or expenditures made unless authorized by law. In addition to budgeted expenditures contained in the legislatively-approved budget, the Government may increase expenditures, including allocations for debt service obligations, during the course of the year with the approval of the National Assembly. However, total expenditures may not exceed actual revenues.
All revenues and expenditures are budgeted and recorded on a cash basis. The Ministry of Finance is responsible for collecting public revenues. Various ministries and agencies of the Central Government are responsible for implementing the budget. For example, the Comptroller General is the agency in charge of national revenues, expenditures and assets and related operations. The functions of that office include control, supervision and auditing. The Comptroller General is appointed for a period of seven years by, and is accountable to, the National Assembly.
The consolidated public sector is divided, in general terms, into two parts: the Central Government and the decentralized state institutions. The decentralized state institutions are corporations that are majority or wholly owned by the Government.
Taxation
The Organic Tax Code
The Código Orgánico Tributario, referred to as the Organic Tax Code, was approved in 1991 and amended in 1992, 1994 and 2001. The Organic Tax Code increased penalties on overdue tax payments and made tax avoidance a criminal offense. The Ministry of Finance, with assistance from the World Bank and the IADB, has developed a tax collection program aimed at decreasing income tax evasion.
The new Organic Tax Code became effective on October 17, 2001. Some of the reforms in the new legislation include: (1) the adoption of the “substance over form” approach in tax administration; (2) the consent to the passing on of tax responsibilities from a target company to the acquiring company in a merger; and (3) the disallowance of offsets of income tax credits against monthly payables under the VAT. The amendments have also changed the rate of interest for unpaid tax obligations. Interest on unpaid tax obligations now equals the average of the lending rates of the six largest commercial banks, multiplied by a factor of 1.2.
In addition, the reforms increased the penalties imposed on various tax offenses and set forth new categories of tax violations in order to deter tax evasion. Breaches of substantive obligations under the new Organic Tax Code result in increased penalties, while offenses potentially leading to imprisonment have been broadened in scope. For example, new fines have been introduced both for the failure to pay taxes as well as for the late payment of taxes, and criminal penalties have been established for tax fraud. In addition, withholding agents who intentionally fail to remit taxes withheld within three business days following payment are now subject to imprisonment for two to four years.
Furthermore, the amended Organic Tax Code now permits taxpayers to enter into advance pricing agreements with the tax authorities to establish the value of transactions between affiliated enterprises.
Procedural rules have also been amended. Under the new Organic Tax Code, judicial tax appeals do not suspend the effects of a tax assessment, except in cases where the taxpayer demonstrates that non-suspension will cause irreparable damages or when the appeal is based on “sound arguments of law”. In contrast, the filing of an administrative tax appeal will suspend payments required by an assessment but not interest on the assessment. Furthermore, it is now expressly stated that the opinions of the tax authority with respect to a particular issue may not be appealed to the tax courts.

Income Tax
The Central Government is the only entity in Venezuela with the authority to tax income. As a percentage of Central Government revenues, income tax revenues were 13.6% in 2002, 14.7% in 2003, 16.1% in 2004, 22.1% in 2005 and 23.9% in 2006.
The petroleum industry provided 30.6% of total income tax revenues in 2002, 42.7% of total income tax revenues in 2003, 46.2% of total income tax revenues in 2004, 60.4% of total income tax revenues in 2005 and 55.1% of total income tax revenues in 2006.
Venezuelan income tax is payable by both natural persons and legal entities. The base of income upon which a person or entity may be taxed includes worldwide income. Certain Governmental entities, educational institutions, charitable institutions and funds, as well as certain other individuals and entities, are exempt from Venezuelan income tax. Additionally, the President, in conjunction with the Council of Ministers, has the power to exempt from the payment of taxes certain sectors or industries that are believed to be of particular importance to national or regional development. Natural persons are taxed at a rate from 6% up to 34%, depending on income level, with certain tax rebates for lower-income households. Corporations are taxed at a rate from 15% up to 34%, except for those engaged in the petroleum industry, which are taxed at a special rate determined by the Hydrocarbons Law. For more information on this law, refer to “Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—New Hydrocarbons Law”.
The inability of the Government to rely on sources of financing other than petroleum revenues has made it difficult to establish a positive balance in the consolidated public sector accounts and has contributed to the general instability of the Venezuelan economy as a whole. Because the development of a more diversified economy with a greater capacity for and a high volume of non-traditional exports can only be accomplished in the medium term, the Government has attempted to increase the base of non-petroleum tax revenues.
Value-Added Tax
In May 1999, the Government passed legislation establishing the VAT to replace the then existing sales tax. The VAT applies to sales of all goods and services throughout the chain of distribution, except certain exempted items such as food, medicine, telephone, gas and other utilities. Initially, the VAT was set at a rate of 15.5%, except on the island of Margarita, where the applicable rate was 8.0%. On August 1, 2000, however, the VAT rate was decreased from 15.5% to 14.5%, and the island of Margarita was exempted from the VAT altogether. The VAT was amended again on August 30, 2002. This amendment, among other things: (1) increased the VAT rate to 16%; (2) eliminated the concept of the income threshold below which one is exempt from paying this tax, effectively transforming it into a universal tax; (3) eliminated the exemption for certain goods currently exempt from this tax; and (4) imposed an additional 10% tax on certain luxury items. The Central Government generated revenues of approximately Bs.4.8 trillion in 2002 and Bs.6.5 trillion in 2003 from the VAT.
In July 2004, the National Assembly amended the VAT again, reducing the rate from 16% to 15%, which became effective in September 2004. During 2004, the Central Government generated revenues from the VAT of approximately Bs.13.4 trillion.
In August 2005, the National Assembly amended the VAT again, reducing the rate from 15% to 14%. The Central Government generated revenues of approximately Bs.20.0 trillion in 2005 and Bs.25.8 trillion, or 6.6% of GDP, in 2006 from the VAT. As part of the Government’s policy of containing inflationary pressures in the economy, the VAT was reduced from 14% to 11%, effective March 1, 2007. The VAT was further reduced to 9% effective July 1, 2007.

Tax on Bank Debits
In March 2002, the Government enacted a bank debit tax, which had a term of one year. This tax was initially assessed at a rate of 0.75% on the value of each applicable transaction and increased to 1.00% on August 21, 2002.
The bank debit tax was amended in March 2003. This amendment revised the assessment rate of the tax as follows: (1) 1.00% of the value of each applicable transaction until June 30, 2003; (2) 0.75% from July 1, 2003 until December 31, 2003; and (3) 0.50% from January 1, 2004 until March 12, 2004, at which point the tax would have expired. On March 11, 2004, the bank debit tax was amended again. This amendment extended the application of the bank debit tax until December 31, 2004 at a rate of 0.5%. In December 2004, the bank debit tax was amended again. This amendment extended the application of the bank debit tax until December 31, 2005 at the rate of 0.5%. As amended, certain withdrawals from saving accounts will be exempt from the bank debit tax. Financial transactions undertaken by certain Government entities are also exempt from this tax. Cooperative associations are now exempt from this tax as well under certain circumstances. The tax on bank debits generated revenues in the amount of Bs.2.0 trillion, or 1.5% of GDP, during 2003, Bs.1.9 trillion, or 0.9% of GDP, during 2004, and Bs.2.7 trillion, or 0.9% of GDP, during 2005. In February 2006, the Government eliminated the bank debit tax.
Customs
A law was passed by the National Assembly in January 2002 to modernize Venezuela’s customs operations, which is currently being implemented throughout Venezuela. Automated customs operations, referred to as the SIDUNEA system, have already been put into effect in the following ports of entry: Marítima de La Guaira, San Antonio del Táchira and Subalternate of Ureña, Merida, Principal Maracaibo, Subalternate of Chinita, Principal de Puerto Cabello and Principal de Valencia. By the end of December 2004, eight additional principal and three additional subalternate automated customs operations were put into effect in Venezuela. The modernized ports using the new SIDUNEA system accounted for approximately 99% of customs revenues and 98% of imports. The total customs revenue collected in 2005 and 2006, including the VAT, was Bs.10.3 trillion and Bs.14.5 trillion, respectively.
In addition, Venezuelan customs authorities have obtained special equipment for non-intrusive inspections of cargo containers in an effort to curtail drug trafficking and customs fraud. In March 2002, the Comisión Presidencial de Lucha Contra el Fraude Aduanero (Presidential Commission Against Customs Fraud) was formed. This commission is made up of several representatives of both the public and private sector who are interested in preventing contraband and customs fraud. Together they drafted the Anti-Contraband Bill, which was enacted in December 2005 and employs the use of more severe penalties and expands the scope of actions that may be taken by authorities to curtail contraband.
The Tax-Pardoning Law
In 2001, the National Assembly approved a tax-pardoning law, which established a system for the voluntary payment of overdue tax obligations through tax pardons, payment plans and opportunities to submit returns for previous years in which no returns were filed or to correct previously submitted returns. Depending on when the taxpayer applies for a pardon, once the taxpayer agrees to pay a specified percentage of his tax obligation, the remaining tax liability, including fines and interest, is pardoned. Under the law, the following are not pardonable tax liabilities: income taxes, luxury taxes, value-added taxes that have been already calculated or noted by tax agents; customs duties; banking or financial debits; debts subject to liens or attachments; and debts against which proceedings have been initiated and against which goods have already been attached.

SENIAT
In August 1994, the Government established SENIAT, an independent agency within the Ministry of Finance, to administer tax and customs collections. The objectives of the SENIAT include:
•	increasing the level of non-oil tax revenues to 10.0% of GDP;

•	reducing tax evasion by 0.5% of GDP;

•	improving customs duty collections;

•	promoting the modernization of the Venezuelan tax code system;

•	developing a “tax culture”; and

•	consolidating the organization of the SENIAT to promote efficiency in its collections.
For the year ended December 31, 2002, gross revenues administered by SENIAT amounted to Bs.10.8 trillion, or 10.0% of GDP. During 2002, revenues generated from the VAT totaled Bs.4.8 trillion, or 44% of gross SENIAT revenues; income taxes collected totaled Bs.2.6 trillion, or 24% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.707 billion, or 6.6% of gross SENIAT revenues.
At December 31, 2003, gross revenues administered by SENIAT amounted to Bs.13.8 trillion, or 10.4% of GDP. During 2003, revenues collected from the VAT totaled Bs.6.6 trillion, or 47.4% of gross SENIAT revenues; income taxes collected totaled Bs.3.4 trillion, or 24.7% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.8.5 trillion, or 6.1% of gross SENIAT revenues.
At December 31, 2004, gross revenues administered by SENIAT amounted to Bs.24.5 trillion, or 11.5% of GDP. During 2004, revenues collected from the VAT totaled Bs.13.4 trillion, or 54.9% of gross SENIAT revenues; income taxes collected totaled Bs.5.7 trillion, or 23.4% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.1.1 trillion, or 4.6% of gross SENIAT revenues.
For the year ended December 31, 2005, gross revenues administered by SENIAT amounted to Bs.38.4 trillion, or 12.7% of GDP. During 2005, revenues generated from the VAT totaled Bs.20.0 trillion, or 52.1% of gross SENIAT revenues; income taxes collected totaled Bs.10.3 trillion, or 26.9% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.1.4 billion, or 3.5% of gross SENIAT revenues.
For the year ended December 31, 2006, gross revenues administered by SENIAT amounted to Bs.52.1 trillion, or 13.4% of GDP. During 2006, revenues generated from the VAT totaled Bs.25.8 trillion, or 49.6% of gross SENIAT revenues; income taxes collected totaled Bs.18.4 trillion, or 35.3% of gross SENIAT revenues; and taxes from liquor, cigarettes, matches, revenue stamps, bingo parlors and casinos totaled Bs.1.7 billion, or 3.3% of gross SENIAT revenues.
Revenues and Expenditures
Central Government
The Central Government’s revenues consist of tax revenues and non-tax revenues, such as petroleum royalties and dividends from state-owned companies. The Central Government’s expenditures consist primarily of operating expenditures, such as salaries, interest payments and purchases of goods and services, transfers to state and local governments and the private sector and capital expenditures.
As a percentage of Central Government revenues, non-tax revenues in 1997 Constant Bolívares accounted for 37.9% in 2002, 40.0% in 2003, 42.3% in 2004, 41.2% in 2005 and 44.8% in 2006.
Petroleum royalties provided 76.4% of non-tax revenues in 2002, 78.8% of non-tax revenues in 2003, 80.9% of non-tax revenues in 2004, 77.4% of non-tax revenues in 2005 and 83.6% of non-tax revenues in 2006.

In 2002, the Central Government’s revenues increased to Bs.8.9 trillion in 1997 Constant Bolívares from Bs.8.4 trillion in 1997 Constant Bolívares in 2001. This increase was due primarily to an increase in non-tax petroleum income. The Central Government’s expenditures for 2002 increased to Bs.10.5 trillion in 1997 Constant Bolívares from Bs.10.2 trillion in 1997 Constant Bolívares for 2001. The increase in expenditures was due primarily to interest payments made Government debt. As a result of the foregoing factors, the Central Government accounts recorded a deficit of Bs.1.6 trillion in 1997 Constant Bolívares, or 4.0% of GDP, for 2002, compared to a deficit of Bs.1.8 trillion in 1997 Constant Bolívares, or 4.4% of GDP, for 2001.
In 2003, the Central Government’s revenues totaled Bs.8.9 trillion in 1997 Constant Bolívares and the Central Government’s expenditures totaled Bs.10.6 trillion in 1997 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of Bs.1.7 trillion in 1997 Constant Bolívares, or 4.4% of GDP, for 2003.
In 2004, the Central Government’s revenues totaled Bs.11.9 trillion in 1997 Constant Bolívares and the Central Government’s expenditures totaled Bs.12.9 trillion in 1997 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of approximately Bs.940.8 billion in 1997 Constant Bolívares, or 1.9% of GDP, for 2004.
In 2005, the Central Government’s revenues increased to Bs.16.8 trillion in 1997 Constant Bolívares from Bs.11.9 trillion in 1997 Constant Bolívares in 2004. This increase was due primarily to improved tax collection and an increase in dividends, royalties and taxes from the petroleum sector due to an increase in petroleum prices. The Central Government’s expenditures for 2005 increased to Bs.15.8 trillion in 1997 Constant Bolívares from Bs.12.9 trillion in 1997 Constant Bolívares for 2004. This increase was due primarily to an increase in transfers to the rest of the public sector. As a result of the foregoing factors and a larger positive current account surplus, the Central Government accounts recorded a surplus for 2005 of Bs.993.3 billion in 1997 Constant Bolívares, or 1.6% of GDP, compared to a deficit of Bs.940.8 billion in 1997 Constant Bolívares, or 1.9% of GDP, for 2004.
In 2006, the Central Government’s revenues increased to Bs.20.8 trillion in 1997 Constant Bolívares. This increase was due primarily to an increase in dividends, royalties and taxes from the petroleum sector due to an increase in petroleum prices. The Central Government’s expenditures for 2006 increased to Bs.20.7 trillion in 1997 Constant Bolívares. This increase was due primarily to an increase in the purchase of goods and services and an increase in transfers to the rest of the public sector. As a result of the foregoing factors and a larger positive current account surplus, the Central Government accounts recorded a surplus for 2006 of Bs.12.5 billion in 1997 Constant Bolívares, or 0.02% of GDP, compared to a surplus of Bs.993.3 trillion in 1997 Constant Bolívares, or 1.6% of GDP, for 2005.

The following table sets forth the revenues, by source, and expenditures, by sector, of the Central Government for the periods indicated:
Venezuela Central Government Revenues and Expenditures

	Year Ended December 31,
	2002		2003		2004(1)		2005(1)		2006(1)
	(in billions of 1997 Constant Bolívares)
Central Government
Total Revenues	Bs.	8,892.1	Bs.	8,911.5	Bs.	11,912.1	Bs.	16,841.2	Bs.	20,762.0
Current Revenues		8,892.1		8,911.5		11,912.1		16,841.2		20,762.0
Tax Revenues		4,261.1		4,300.4		6,287.4		9,331.6		10,950.8
Petroleum Sector		368.8		558.8		889.0		2,249.5		2,693.4
Other		3,892.3		3,741.7		5,398.4		7,082.1		8,257.4
Non-tax Revenues		3,365.8		3,560.5		5,041.7		6,939.9		9,310.1
Petroleum Royalties		2,580.6		2,807.2		4,076.5		5,368.4		7,785.4
Other		785.2		753.3		965.2		1,571.5		1,524.7
Dividends		1,265.2		1,050.6		583.1		569.7		501.2
Capital Revenues		—		—		—		—		—
Total Expenditures		10,482.7		10,587.3		12,853.0		15,847.9		20,749.5
Current Expenditures		7,655.8		7,918.6		9,718.0		11,613.4		15,305.6
Operating Expenditures		4,174.9		4,082.2		4,453.6		4,704.5		5,730.5
Salaries, etc.		1,691.7		1,707.1		2,036.5		2,270.5		2,854.4
Interest Payments		1,842.8		1,788.9		1,813.6		1,798.4		1,443.6
Purchase of Goods and Services		640.5		586.2		603.5		635.5		1,432.5
Current Transfers		3,480.8		3,836.4		5,264.4		6,908.9		9,575.1
To Rest of Public Sector		3,363.9		3,669.3		4,596.0		6,137.6		8,549.8
To Private Sector		113.8		165.6		667.8		770.7		1,025.4
Other Transfers		3.1		1.5		0.5		0.6		—
Quasi-fiscal Operations of Banco Central		—		—		—		—		—
Extra-budgetary		503.3		488.0		388.6		390.8		446.4
Current Account Surplus		1,236.3		992.9		2,194.1		5,227.8		5,456.4
Capital Expenditures		2,028.3		2,091.2		2,503.1		3,538.9		4,662.3
Capital Formation		601.2		653.7		228.7		231.3		228.5
Capital Transfers		1,427.0		1,437.5		2,274.4		3,307.6		4,433.8
To Public Sector		1,425.6		1,435.8		2,271.7		3,303.9		4,427.1
To Private Sector		1.5		1.7		2.7		3.6		6.7
Financial Investment		295.4		89.5		243.3		304.9		335.2

Overall Surplus (Deficit)		(1,590.7)		(1,675.8)		(940.8)		993.3		12.5

As percentage of GDP		(4.0)%		(4.4)%		(1.9)%		1.6%		0.0%

(1)	Preliminary figures.
Sources: National Budget Office, referred to as ONAPRE, Banco Central and the Ministry of Finance.
Consolidated Public Sector
The consolidated public sector accounts include the results of decentralized state entities, such as PDVSA and the CVG companies.
In 2002, consolidated public sector revenues decreased to Bs.11.8 trillion in 1997 Constant Bolívares from Bs.11.6 trillion in 1997 Constant Bolívares in 2001. This decrease was due primarily to decreases in tax revenues. Consolidated public sector expenditures for 2002 decreased to Bs.12.3 trillion in 1997 Constant Bolívares from Bs.13.5 trillion in 1997 Constant Bolívares for 2001. The decrease in expenditures was due primarily to decreases in salaries and a reduction in transfers to the private sector. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2002 of Bs.485.2 billion in 1997 Constant Bolívares, or 1.2% of GDP, compared to a deficit of Bs.1.9 trillion in 1997 Constant Bolívares, or 4.6% of GDP, for 2001.

In 2003, consolidated public sector revenues totaled approximately Bs.12.3 trillion in 1997 Constant Bolívares and consolidated public sector expenditures totaled approximately Bs.12.2 trillion in 1997 Constant Bolívares. As a result, the consolidated public sector accounts recorded a surplus for 2003 of approximately Bs.134.7 billion in 1997 Constant Bolívares, or 0.4% of GDP.
In 2004, consolidated public sector revenues totaled approximately Bs.17.1 trillion in 1997 Constant Bolívares and consolidated public sector expenditures totaled approximately Bs.15.8 trillion in 1997 Constant Bolívares. As a result, the consolidated public sector accounts recorded a surplus for 2004 of approximately Bs.1.3 trillion in 1997 Constant Bolívares, or 2.5% of GDP.
In 2005, consolidated public sector revenues increased to Bs.23.0 trillion in 1997 Constant Bolívares from Bs.17.1 trillion in 1997 Constant Bolívares in 2004. This increase was due primarily to an increase in petroleum prices and improved tax collection. Consolidated public sector expenditures for 2005 increased to Bs.20.3 trillion in 1997 Constant Bolívares from Bs.15.8 trillion in 1997 Constant Bolívares for 2004. The increase in expenditures was due primarily to increased investment in infrastructure, including infrastructure in the electric sector, combined with increased spending on education and health care. As a result of the foregoing factors, the consolidated public sector accounts recorded a surplus for 2005 of Bs.2.7 trillion in 1997 Constant Bolívares, or 4.4% of GDP, compared to a surplus of Bs.1.3 trillion in 1997 Constant Bolívares, or 2.5% of GDP, for 2004.
In 2006, consolidated public sector revenues increased to Bs.26.2 trillion in 1997 Constant Bolívares. This increase was due primarily to an increase in the collection of income taxes from domestic activities as a result of economic growth. Consolidated public sector expenditures for 2006 increased to Bs.27.0 trillion in 1997 Constant Bolívares. The increase in expenditures was due primarily to a substantial increase in the purchases of goods and services given the overall increase in Central Government revenues. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2006 of Bs.810.8 billion in 1997 Constant Bolívares, or 1.2% of GDP, compared to a surplus of Bs.2.7 trillion in 1997 Constant Bolívares, or 4.4% of GDP, for 2005.

The following table sets forth the revenues, by source, and expenditures, by sector, of the consolidated public sector for the periods indicated:
Venezuela Consolidated Public Sector Revenues and Expenditures

	For the Year Ended December 31,
	2002		2003		2004(1)		2005(1)		2006(1)
	(in billions of 1997 Constant Bolívares)
Consolidated Public Sector
Total Revenues	Bs.	11,844.3	Bs.	12,328.4	Bs.	17,055.8	Bs.	23,012.2	Bs.	26,166.4
Tax Revenues		4,025.8		3,936.9		5,654.1		7,392.9		8,681.0
Non-tax Revenues		7,818.5		8,391.5		11,401.8		15,619.3		17,485.4
Central Government		—		—		—		—		—
PDVSA Operating Surplus		5,745.1		6,716.0		8,285.0		10,696.5		11,453.8
FIV Interest and Dividend Income		—		—		—		—		—
Non-financial Public Enterprises		444.9		308.3		471.5		433.7		223.6
Capital Revenues		0.8		0.4		0.6		5.5		0.1
Other		1,627.8		1,366.9		2,644.7		4,483.6		5,807.9
Total Expenditures		12,329.5		12,193.7		15,803.6		20,339.8		26,977.2
Current Expenditures		8,308.4		8,439.2		10,853.5		13,042.0		16,743.5
Salaries, etc.		1,872.0		1,863.7		2,220.0		2,452.6		3,104.8
Purchases of Goods and Services		750.7		726.3		772.1		922.3		1,807.5
Interest Payments		2,094.1		1,986.2		1,863.2		1,819.5		1,455.1
Transfers to Private Sector		621.1		675.5		1,393.6		1,727.6		1,758.7
Central Government Transfers to Unconsolidated Entities		2,828.9		3,074.8		4,381.8		5,984.4		8,383.6
Other(2)		141.6		112.6		222.8		135.5		233.8
Central Government (Extra-Budgetary)		423.1		386.7		303.1		284.7		335.2
Capital Expenditures		3,598.0		3,367.8		4,647.1		7,013.1		9,898.4
Capital Formation		2,232.3		1,979.7		1,886.9		2,407.1		3,126.3
Other (Including Transfers to Unconsolidated Entities)		1,365.6		1,388.1		2,760.2		4,605.9		6,772.1
Overall Surplus (Deficit)		(485.2)		134.7		1,252.2		2,672.4		(810.8)
(As percentage of GDP)
Total Revenues		29.5%		32.3%		34.4%		37.8%		37.9%
Total Expenditures		30.7		32.0		31.9		33.4		39.0
Overall Surplus (Deficit)		(1.2)%		0.4%		2.5%		4.4%		(1.2)%

(1)	Preliminary figures.

(2)	Includes other expenditures, exchange losses and quasi-fiscal losses of Banco Central.
Source: Ministry of Finance, using IMF methodology.
2007 Budget
In November 2006, the National Assembly approved the budget for 2007. The 2007 budget, as approved, projected total revenues of approximately U.S.$49.6 billion, or 30.3% of GDP, and total expenditures of approximately U.S.$52.3 billion or 31.9% of GDP. The 2007 budget also contemplates a legal limit on borrowing by the Republic of U.S.$3.9 billion, or 2.4% of GDP. The budget for 2007 is based on certain assumptions, including real GDP growth of 5.0%, an average price for the Venezuelan oil basket of U.S.$29.00 per barrel, an average exchange rate of Bs.2,150.00 = U.S.$1.00 and an average inflation at a rate of 12.0%.

PUBLIC DEBT
Overview
In 1976, the Government enacted the Organic Law of Public Credit to create and issue public debt through prior authorization and registration. The Organic Law of Public Credit has been superseded by the entry into force of the LOAFSP.
Public debt is defined to include public issues of bonds and treasury notes in Venezuela and abroad, domestic and foreign direct indebtedness, contracts providing for payments extending beyond the then current fiscal year and guaranties and modifications of existing indebtedness. The types of entities subject to regulation under the LOAFSP include national, state and municipal governments, decentralized state institutions, autonomous government institutions and other public entities, corporate entities controlled directly or indirectly by the public sector and non-profit organizations under the control of the Government.
Standard & Poor’s, Moody’s Investor Services and Fitch all lowered their ratings and outlook with respect to the Republic’s foreign currency-denominated debt in late 2002 or early 2003 (Standard & Poor’s in December 2002; Moody’s and Fitch in January 2003), citing increasing pressure on the Republic’s finances and international reserves due to continued economic disruptions, especially in the petroleum sector. Specifically, Standard & Poor’s, Moody’s and Fitch downgraded their ratings for the Republic’s foreign currency-denominated debt to CCC+, Caa1 and CCC+ (for long-term debt), respectively. In addition, Moody’s changed its outlook for the Republic’s foreign debt to developing, while Standard & Poor’s and Fitch maintained a negative outlook for such debt at that time. Standard & Poor’s subsequently upgraded its outlook on the Republic’s long-term foreign currency-denominated debt from negative to stable in April 2003 and, in July 2003, raised its rating for such debt from CCC+ to B-, citing improved external liquidity stemming from recovering oil production and an improved amortization profile related to the tender offer announced in July 2003. For more information concerning the tender offer announced in 2003, refer to “—1990 Financing Plan”. Moody’s and Fitch also subsequently upgraded their respective outlooks for the Republic’s foreign debt to stable (Moody’s in May 2003 and Fitch in June 2003). In addition, Fitch raised its rating for the Republic’s foreign currency-denominated debt to B- in June 2003, citing the Government’s success in restoring oil production levels. In August 2004, Standard & Poor’s upgraded the Republic’s long-term foreign currency-denominated debt rating from B- to B, and in September 2004, Moody’s upgraded its rating from Caa1 to B2 and Fitch upgraded its rating from B- to B+, citing prospective diminished political instability following President Chávez’s victory in the August 15, 2004 referendum coupled with substantial improvements in Venezuela’s external indicators.
In January 2005, Standard & Poor’s lowered its long- and short-term foreign currency sovereign credit ratings on Venezuela to “SD”, citing a delay in the completion of the calculations required to determine the amount due on certain oil-indexed warrants, referred to as the Oil Obligations. An “SD” rating is assigned when Standard & Poor’s believes that the obligor has selectively defaulted on a specific issue or class of obligations, but will continue to make timely payments on other issues or classes of obligations. In October 2004, the Government announced that due to the disruptions caused by the work stoppage at PDVSA in 2002 and 2003, there would be delays in determining whether any payments were owing on the Oil Obligations on the scheduled payment date of October 15, 2004. On March 3, 2005, the Republic made the applicable payment on the Oil Obligations, plus accrued interest from October 15, 2004. The total amount of payment was U.S.$359,812. The Republic has made timely payments of all amounts that have subsequently become due and payable under the Oil Obligations.
Following Venezuela’s payment on the Oil Obligations on March 3, 2005, Standard & Poor’s raised Venezuela’s long- and short-term foreign currency sovereign credit ratings from SD to B. In August 2005, Standard & Poor’s raised Venezuela’s long- and short-term foreign currency sovereign credit ratings from B to B+. In November 2005, Fitch raised its rating for the Republic’s foreign currency-denominated debt from B+ to BB-, citing improvement in external debt and liquidity as a result of sound oil revenues. In February 2006, Standard & Poor’s raised Venezuela’s foreign currency debt rating again, from B+ to BB-, citing economic growth and stronger international reserves. In October 2006, Standard & Poor’s lifted its outlook on Venezuela’s sovereign debt from stable to positive citing the contribution of high oil prices to the continued improvement in Venezuela’s debt indicators.

In November 2006, Venezuela issued U.S.$1.0 billion in principal amount of the Bono del Sur, or Bond of the South, a mix of Argentine dollar-denominated “Boden” bonds and Venezuelan Títulos de Interés y Capital Cubierto, or TICCs, which are local Venezuelan debt securities denominated in U.S. dollars that can be traded in Bolívares. In February 2007, Venezuela issued U.S.$1.5 billion in principal amount of the Bono del Sur II that included U.S.$750 million of Argentina’s 7.0% Boden bonds due 2015 and U.S.$750 million of Venezuela’s 5.25% TICC bonds due 2019. In September 2007, Venezuela issued U.S.$1.2 billion in principal amount of the Bono del Sur III that included U.S.$600 million of Argentina’s 7.0% Boden bonds due 2015 and U.S.$600 million of Venezuela’s 7.125% TICC bonds due 2015. In each case, Venezuela had acquired the Boden bonds from Argentina prior to each issuance of the Bonos del Sur.
The Republic has provided credit to Belize, and BANDES has provided credit to the Development Bank of Jamaica Limited, in the amount of U.S.$50.0 million and approximately €204.4 million, respectively. These credits are currently represented by capital markets instruments.
Summary of External Debt
The following table sets out the composition of Venezuela’s external public debt outstanding at the dates indicated:

	December 31,
	2002	2003	2004	2005	2006(1)
	(in millions of U.S. dollars)
Commercial Bank External Public Sector Debt	$1,622.1	$2,060.5	$2,025.5	$1,979.7	$1,810.9
Other External Public Sector Debt	20,311.0	22,311.0	25,213.0	29,163.2	25,424.9
Obligations and Bonds	15,831.0	17,858.8	21,027.2	25,443.0	21,441.6
Suppliers & Contractors	148.5	132.5	102.5	79.6	26.1
Multilateral Agencies	3,760.2	3,688.0	3,464.3	3,102.6	3,423.9
Bilateral Agencies	571.2	631.8	619.1	538.0	533.4

Total External Public Sector Debt	$21,933.0	$24,371.5	$27,238.5	$31,142.9	$27,235.9

(1)	Preliminary figures. At the Bolivar/U.S. dollar exchange rate as of December 31, 2006, as provided by Banco Central.
Source: Ministry of Finance.
The following table sets out the scheduled amortizations for Venezuela’s external public debt for each of the years indicated as of December 31, 2006:

	Scheduled Amortization(1)
	(in millions of U.S. dollars)
					2012
	2007	2008	2009	2010	and thereafter
Commercial Bank External Public Sector Debt	$368.5	$349.5	$284.1	$222.3	$573.9
Other External Public Sector Debt	1,063.3	1,815.1	501.2	1,984.1	20,060.8
Obligations and Bonds	538.4	1,279.6	—	1,500.0	18,118.6
Suppliers & Contractors	11.8	9.8	2.7	2.7	5.3
Multilateral Agencies	455.6	464.8	436.1	423.4	1,642.5
Bilateral Agencies	57.4	60.9	62.4	58.1	294.5

Total External Direct Public Sector Debt	$1,431.8	$2,164.6	$785.3	$2,206.4	$20,634.7

(1)	Assumes subsequent disbursements from credit facilities entered into as of December 31, 2006.
Source: Ministry of Finance.

The following table sets forth the total outstanding amounts of external debt obligations owed by the indicated state-owned entities which are guaranteed by the Republic as of December 31, 2006:

	By Type of Creditor and Amount Outstanding
	(in millions of U.S. dollars)
Name of Public	Commercial	Bilateral	Multinational	Suppliers
Sector Entity	Banks	Agencies	Organizations	and Contractors	Total
EDELCA	$0.0	$0.0	$0.0	$0.0	$0.0
FERROCAR	0.0	0.0	0.0	0.0	0.0

Total	$0.0	$0.0	$0.0	$0.0	$0.0

Source: Ministry of Finance.
Internal Public Debt
The Government’s internal public debt as of December 31, 2006 totaled approximately Bs.36.2 trillion, or U.S.$16.9 billion (at the prevailing Bolivar/U.S. dollar exchange rate on that date) compared to approximately Bs.33.7 trillion, or U.S.$15.6 billion (at the prevailing Bolivar/U.S. dollar exchange rate on that date) on December 31, 2005.
The table below sets forth a summary of Venezuela’s internal public debt as of December 31, 2006:

Outstanding as of
Type of Debt	December 31, 2006
(in millions of U.S. dollars)(1)
Treasury Bonds (Letras del Tesoro)	$846.51
National Public Debt Bonds	15,850.46
Loans	80.74
Promissory Notes(2)	73.43
Total Internal Debt of the Republic of Venezuela	16,851.14

Internal Debt Issued by Public Entities and Guaranteed by the Republic	0.22
Total	$16,851.36

(1)	At the Bolivar/U.S. dollar exchange rate as of December 31, 2006.

(2)	Issued in domestic market; denominated in foreign currency.
Source: Ministry of Finance.
Multilateral Borrowings and Subscriptions
The Government has entered into credit agreements with several multilateral institutions, including:
•	financing from the IADB covering a wide spectrum of initiatives relating to structural adjustment, public sector reform, educational improvements, health reform, infrastructure enhancements and environmental protection, of which approximately U.S.$1.6 billion was outstanding at December 31, 2006;

•	loan agreements with the World Bank, of which U.S.$51.9 million was outstanding as of December 31, 2006; and

•	several loan agreements with CAF, of which U.S.$1.7 billion was outstanding as of December 31, 2006.
Venezuela is one of the founding members of the IMF. As of December 31, 2006, its subscription to the IMF, which corresponds to its quota, was SDR 2.7 billion or U.S.$4.0 billion. Venezuela’s subscription to the capital of the World Bank was U.S.$2.5 billion at December 31, 2006. Of this amount, U.S.$150.8 million has been disbursed as of December 31, 2006. In addition, Venezuela is a member of the other World Bank Group affiliates, International Finance Corporation, or IFC, with subscriptions of U.S.$27.6 million, and MIGA, with subscriptions of U.S.$15.4 million, in each case at December 31, 2006.

Venezuela’s subscription to the capital of the IADB was U.S.$5.8 billion at December 31, 2006, one of the largest subscriptions of the bank’s Latin American members. Of this amount, U.S.$169.4 million had been paid in cash as of December 31, 2006, and the balance is callable if required to meet the bank’s obligations. Venezuela’s contribution to the IADB’s Fund for Special Operations is U.S.$313.8 million.
Venezuela is a member of CAF with subscriptions of capital totaling U.S.$316.9 million, of which U.S.$307.9 million has been paid in cash as of December 31, 2006. Venezuela is also a member of Banco de Desarrollo del Caribe, with subscriptions of capital totaling U.S.$20.6 million, of which U.S.$5.0 million had been paid in cash as of December 31, 2006.
1990 Financing Plan
In June 1990, the Government, along with its bank advisory committee, announced the principal terms of a financing plan, referred to as the 1990 Financing Plan. The 1990 Financing Plan provided for the exchange of medium-term commercial bank debt for a variety of options featuring debt and debt service reduction or new money, including collateralized short-term notes, collateralized bonds and new money bonds.
The 1990 Financing Plan, structured along the lines of the Brady initiative, contemplated that all eligible debt would be exchanged for one or more of the options. Funds for the acquisition of collateral for the options came from the IMF, the World Bank, Venezuela’s own resources and other external sources.
The 1990 Financing Plan was consummated on December 18, 1990. Pursuant to the 1990 Financing Plan, holders of eligible debt exchanged such debt for one or more of the options offered under the 1990 Financing Plan. The options under the 1990 Financing Plan included the New Money Option, Collateralized Short-Term Notes Option, Collateralized Principal Option and Front-Loaded Interest Reduction Option.
The bonds issued under the 1990 Financing Plan were in several different currencies. The New Money Bonds and Debt Conversion Bonds were issued in U.S. dollars, Deutsche marks and Pounds sterling. The Short-Term Notes were issued in U.S. dollars. The Par Bonds were issued in U.S. dollars, Deutsche marks, French francs, Italian lire and Swiss francs. The Discount Bonds were issued in U.S. dollars and Deutsche marks, and the Front-Loaded Interest Reduction Bonds were issued in U.S. dollars, Deutsche marks, Swiss francs and Pounds sterling. The bonds denominated in Deutsche marks, French francs and Italian lire are now being serviced in Euros.
In connection with the 1990 Financing Plan, the Republic issued Oil-Indexed Payment Obligations to holders of its Par and Discount Bonds due 2020. Holders were given five Oil Obligations for each U.S.$1,000 of old debt exchanged for Par Bonds and Discount Bonds. Venezuela is required to make certain payments under the Oil Obligations in the event that the average price per barrel of crude oil exported from Venezuela over the applicable determination period exceeds a strike price set forth in the Oil Obligations, up to a maximum of U.S.$3.00 per Oil Obligation per determination period. For more information concerning the Oil Obligations, refer to “—Overview”.
In March 2006, the Republic purchased in private transactions and retired U.S.$699,553,000 in aggregate principal amount of its U.S. dollar-denominated Discount Bonds due 2020. Subsequently, it redeemed all of the remaining outstanding principal amount of its Par and Discount Brady Bonds of all series. The redemption was completed on May 31, 2006. All of the other bonds issued under the 1990 Financing Plan will have matured by the end of 2008.
Capital Market Issues of Public External Debt
Over the past 45 years, despite the debt crisis that prompted the restructuring of its commercial bank debt, Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly-issued bonds and notes in the international capital markets. Prior to the consummation of the 1990 Financing Plan, the percentage of Venezuela’s external debt represented by obligations issued in the international capital markets was very small, approximately 5.6% at December 31, 1989. Venezuela’s debt structure has shifted as a result of the 1990 Financing Plan and subsequent issues of capital markets instruments such that international capital markets obligations now constitute the major portion, approximately 78.7%, of Venezuela’s total external debt as of December 31, 2006.

The following table sets out a summary, as of December 31, 2006, of the principal features of the long-term outstanding bonds and notes publicly issued in external capital markets other than the bonds issued pursuant to the 1990 Financing Plan.

					Initial
	Currency	Original	Principal	Interest	Issue	Maturity	Target
Security	of Issue(1)	Issue Size	Outstanding	Rate(2)	Date	Date	Market
		(Millions)
ROV 9.125%	U.S.$	315	315	9.125%	June 97	June 07	Euromarket
ROV 9.25%	U.S.$	4,000	4,000	9.25%	Sept. 97	Sept. 27	United States
ROV 13.625%	U.S.$	753	753	13.625%	Aug. 98(3)	Aug. 18	United States
ROV DM-7.375%	DM	180	180	7.375%	Oct. 98	Oct. 08	Germany
ROV €-11.00%		€880	880	11.00%	Mar. 01(4)	Mar. 08	Euromarket
ROV ¥ FRN’08		¥17,926	17,926	¥LIBOR +5.93%	Mar. 01	Mar. 08	Euromarket
ROV €-11.125%		€348	348	11.125%	July 01(5)	July 11	Euromarket
ROV 13.625%	U.S.$	300	300	13.625%	Sept. 01	Aug. 18	United States
ROV 5.375%	U.S.$	1,500	1,500	5.375%	Aug. 03	Aug. 10	Euromarket
ROV 10.75%	U.S.$	1,559	1,559	10.75%	Sept. 03(6)	Sept. 13	Euromarket
ROV 7.00%	U.S.$	1,000	1,000	7.00%	Dec. 03	Dec. 18	Venezuela
ROV 9.375%	U.S.$	1,500	1,500	9.375%	Jan. 04(7)	Jan. 34	Euromarket
ROV FRN’11	U.S.$	1,000	1,000	LIBOR +1.00%	Apr. 04	Apr. 11	Euromarket
ROV 8.5%	U.S.$	1,500	1,500	8.5%	Oct. 04	Oct. 14	Euromarket
ROV €-7.00%		€1,000	1,000	7.00%	Mar. 05	Mar. 15	Euromarket
ROV ¥ FRN’11		¥17,926.5	17,926.5	¥LIBOR +2.51%	Mar. 05	Mar. 11	Euromarket

(1)	Notes issued in Deutsche marks are now being serviced in Euros.

(2)	Interest is paid on a semi-annual basis except on the issues denominated in Deutsche marks and Euro on which interest is paid annually and the issue denominated in ¥ on which interest is paid quarterly.

(3)	U.S.$500 million in aggregate principal amount of these notes were issued initially for cash in August 1998. In connection with an exchange undertaken with BANDES in 2003, referred to as the BANDES Exchange, the Republic issued an additional U.S.$252.8 million in aggregate principal amount of these notes, which form a single series with the U.S.$500 million of these notes issued in 1998.

(4)	€700 million in aggregate principal amount of these notes were issued for cash in three separate tranches during 2001. In connection with the BANDES Exchange, the Republic issued an additional €180 million in aggregate principal amount of these notes, which form a single series with the €700 million of these notes issued in 2001.

(5)	€250 million in aggregate principal amount of these notes were issued initially for cash in July 2001. In connection with the BANDES Exchange, the Republic issued an additional €94.3 million in aggregate principal amount of these notes, which form a single series with the €250 million of these notes issued in 2001.

(6)	U.S.$700 million in aggregate principal amount of these notes were issued initially for cash on September 19, 2003. On October 23, 2003, the Republic issued an additional U.S.$858.5 million in aggregate principal amount of these notes, which form a single series with the U.S.$700 million of these notes issued in September 2003. The additional issuance was divided between a cash offer to international investors in an aggregate principal amount of U.S.$470 million and an exchange tranche pursuant to which the Republic issued U.S.$388.5 in aggregate principal amount of these notes in exchange for beneficial interests in pagarés previously issued by the Republic and held by certain of its contractors, suppliers or their assignees. For more information regarding the exchange tranche, refer to “—Internal Public Debt”.

(7)	U.S.$1.0 billion in aggregate principal amount of these notes were issued in January 2004. In December 2004, the Republic issued an additional U.S.$500 million in aggregate principal amount of these notes, which form a single series.
Source: Ministry of Finance.

External Private Sector Debt
From March 1989 to July 1994, private sector entities were not required to register their foreign currency denominated indebtedness. As a result, the Government had no official record of any inflows or outflows of private sector indebtedness. Upon the implementation of foreign exchange controls in July 1994, the Government established a procedure for private sector entities to register their foreign currency indebtedness and apply for access to foreign exchange. Commencing in the third quarter of 1994, private sector entities were permitted to register their outstanding foreign currency debt with the Unidad de Registro de la Deuda Externa Privada, and thereafter the Oficina Técnica de Administración Cambiaria. As of November 1995, the Unidad de Registro de la Deuda Externa Privada estimated that total private external debt was U.S.$5 billion. On April 15, 1996, the Government announced the elimination of exchange controls. Between that date until the implementation of exchange controls in early 2003, private sector entities had not needed to obtain governmental authorization to obtain foreign currency. For more information, refer to “The Venezuelan Economy—Exchange Control Regime” for a description of the exchange controls currently in effect in Venezuela.
Commercial Bank and Supplier Public External Debt
In recent years, the Government has entered into credit agreements with various foreign commercial banks and suppliers of goods and services in order to finance projects and to procure goods and services. In many cases, the Government’s obligations under such credit agreements are guaranteed by non-commercial risk insurance provided by Ex-Im Bank and other bilateral agencies of the OECD countries. Following the Government’s imposition of exchange controls in the first quarter of 2003, on April 17, 2003, Ex-Im Bank announced that it would not approve additional guaranties to Venezuela for the sale of U.S. goods to public and private purchasers.

TABLES AND SUPPLEMENTARY INFORMATION
I. Venezuela’s Funded Internal Debt (as of December 31, 2006)

				Issued Amount	Outstanding Amount
Internal Direct Debt of the Republic	Interest Rate	Issuance Date	Final Maturity	(Millions of U.S.$)	(Millions of U.S.$)
Commercial Bank Loans	Various	Dec. 95-Feb. 00	Jan. 01-Feb. 05	29.3	0.0

Suppliers’ Loans	Various	2002	2003-2005	2.8	1.7
	Various	1990	1997-2003	1.1	79.0
	Various	1996	1999-2003	1.0	0.1

					80.7

Debt with Banco Central
Debt to Equity Conversion Bonds
Decreto 2490, Emisión 1, 1988	(1)	September 1988	December 2003(2)	0.3	0.4
Decreto 1051, Emisión 2, 1990	(1)	June 1990	August 2000(2)	5.3	13.9
Decreto 1398, Emisión 3, 1990	(1)	December 1990	December 2001(2)	0.4	1.0
Decreto 2057, Emisión 4, 1991	(1)	December 1991	June 2001(2)	6.6	21.7
Decreto 3120, Emisión 6, 1993	(1)	August 1993	August 2003(2)	4.8	11.6

				17.3	48.6

BCV Debt Refinancing Bonds	(1)	December 1998	December 2001(2)	48.9	60.9
BCV Debt Refinancing Bonds	(1)	May 2001	April 2008	149.3	149.3
BCV Debt Refinancing Bonds	(1)	July 1997	July 2015	3,688.0	0.0

				3,903.5	210.2

National Public Debt Bonds
(Deuda Pública Nacional-DPN)
Resident Bonds	LIBOR + 1%	1983	18 years(3)	950.0	75.5
Deuda Pública Nacional (DPN)	(1)	2002	1-7 years	553.7	638.6
Deuda Pública Nacional (DPN & Vebonos)	(1)	2003	1-6 years	5,033.2	235.4
Deuda Pública Nacional (DPN & Vebonos)	(1)	2004	1-6 years	5,799.8	5,496.6
Deuda Pública Nacional (DPN & Vebonos)	(1)	2005	3-5 years	4,189.6	4,189.6
Deuda Pública Nacional (DPN & Vebonos)	(1)	2006	5-20 years	4,456.1	4,456.1
Deuda Pública Nacional (DPN & Vebonos)	(1)	2006	11 years	500.0	500.0

				21,482.4	15,591.7

Promissory Notes	Fixed	2003		1,413.0	8.8
	Fixed	2004		192.3	64.7

				1,605.3	73.5

Total Funded Internal Debt of the Republic				27,020.5	16,004.7

Internal Debt of Public Sector Entities Guaranteed by the Republic				1.8	0.2

Total Funded Internal Debt				27,022.3	16,004.9

(1)	Rate set by Banco Central in accordance with the formulae established by the decrees pursuant to which the bonds were issued.

(2)	The Republic is currently in the process of documenting this debt and is awaiting a legal opinion from Banco Central.

(3)	This debt is in the process of being documented for payment by the Republic.
Source: Ministry of Finance.

II. Venezuela’s Floating Internal Direct Debt (as of December 31, 2006)

				Issued Amount	Outstanding Amount
Internal Direct Debt of the Republic	Interest Rate	Issuance Date	Final Maturity	(Millions of U.S.$)	(Millions of U.S.$)
Treasury Bonds
(Letras del Tesoro)
Decreto 3393, Emisión 67	(1)	January 2005	Less than 364 days	1627.91	—
Decreto 4227, Emisión 68	(1)	January 2006	Less than 364 days	1860.47	846.51

				3,488.37	846.51

III. Venezuela’s Funded External Direct Debt (as of December 31, 2006)(1)

					Principal Amount
					Issued Amount	Outstanding
					(Millions of	Amount
					Original	(Millions of
	Interest Rate	Issue Date	Final Maturity	Currency	Currency)(2)	U.S.$)(3)
Multilateral Organizations:
Inter-American Development Bank	Variable	1985-1991	1996-2011	U.S.$	1,011.3	279.1
	Variable	1992	2000-2012	U.S.$	437.3	145.9
	Variable	1993	1999-2018	U.S.$	605.3	477.7
	Variable	1994	2001-2014	U.S.$	211.0	165.5
	Variable	1995	2003-2015	U.S.$	139.8	55.6
	Variable	1996	2004-2021	U.S.$	52.0	43.5
	Variable	1997	2017-2020	U.S.$	57.1	33.3
	Variable	1998	2003-2013	U.S.$	370.9	254.2
	Variable	2000	2004-2025	U.S.$	120.0	86.3
	Variable	2001	2007-2021	U.S.$	75.0	32.9
	Variable	2002	2006-2031	U.S.$	80.5	9.2
	Variable	2003	2006-2010	U.S.$	5.0	0.0
	Variable	2004	2009-2024	U.S.$	5.0	0.0
	Variable	2005	2009-2030	U.S.$	23.5	0.0
	Variable	2006	2007-2030	U.S.$	750.0	0.0

					3,943.7	1,583.1

World Bank	Variable	1989-1991	2004-2007	U.S.$	1,547.5	0.0
	Variable	1992-1994	1995-2008	U.S.$	515.5	12.3
	Variable	1995-1997	1998-2010	U.S.$	207.2	4.1
	Variable	1998	2003-2016	U.S.$	60.7	21.8
	Variable	2000	2004-2016	EURO	18.8	9.2
	Variable	2001	2011	U.S.$	35.3	4.4

						51.9
Corporación Andina de Fomento	Variable	1995-2005	1999-2020	U.S.$	3,397.4	1,723.1
	Variable	2006	2007-2016	U.S.$	425.0	—

					3,822.4	1,723.1

FIDA	8%	1988-1992	1994-2006	SDR	19.2	1.1

					19.2	1.1

NIB	Variable	1993	2007-2013	U.S.$	60.0	42.0
	Variable	2000	2007-2018	U.S.$	20.0	20.0
	Variable	2003	2009-2018	U.S.$	2.8	2.8

					82.8	64.8

Bilateral Agencies:
Various Creditors	Fixed	2001	2012-2032	EURO	10.0	13.1
Various Creditors	Fixed	1993-1996	1993-2018	U.S.$	87.4	69.7
Various Creditors	Variable	1993-1996	1993-2015	U.S.$	46.8	115.3
Various Creditors	Variable	1998	1999-2010	U.S.$	111.7	9.3
Various Creditors	Fixed	1999	2010-2030	U.S.$	102.8	66.4
Various Creditors	Variable	2000	2001-2012	U.S.$	115.5	41.8
Various Creditors	Fixed	2001	2005-2014	U.S.$	107.5	85.0
Various Creditors	Variable	2001	2004-2008	U.S.$	42.4	5.4
Various Creditors	Variable	2002	2004-2011	U.S.$	37.7	23.8
Various Creditors	Fixed	2003	2006-2020	U.S.$	182.6	45.5
Various Creditors	Variable	2004	2009-2014	U.S.$	78.0	—
Various Creditors	Fixed	2004	2026-2045	U.S.$	14.2	15.8
Various Creditors	Fixed	2005	2007-2015	YEN	15,793.6	42.3

						533.4

Suppliers and Contractors:
Various Creditors	Variable	1996	1997-2002	U.S.$	208.8	(5.6)
Various Creditors	Variable	1997	1998-2002	U.S.$	66.2	0.1
Various Creditors	Variable	1998	1999-2003	U.S.$	174.8	(5.1)
Various Creditors	Variable	1999	2000-2008	U.S.$	12.0	—
Various Creditors	Variable	2000	2006-2007	U.S.$	45.7	—
Various Creditors	Variable	2001	2002-2007	U.S.$	15.5	—
Various Creditors	Variable	2002	2003-2012	U.S.$	15.0	—
Various Creditors	Fixed	2002	2003-2012	U.S.$	29.2	20.0
Various Creditors	Variable	2003	2002-2007	U.S.$	17.2	8.3
Various Creditors	Fixed	2003	2002-2007	U.S.$	14.0	3.7
Various Creditors	Variable	2004	2005-2008	U.S.$	21.7	4.7

					620.0	26.1

					Principal Amount
					Issued Amount	Outstanding
					(Millions of	Amount
					Original	(Millions of
	Interest Rate	Issue Date	Final Maturity	Currency	Currency)(2)	U.S.$)(3)
Commercial Banks:
Various Creditors	Variable	1998	1999-2009	CHF	19.6	2.8
Various Creditors	Variable	1999	1999-2011	CHF	31.8	10.8
Various Creditors	Variable	2004	2005-2014	CHF	17.3	4.6
Various Creditors	Fixed	1993	2005-2017	EURO	25.6	31.1
Various Creditors	Variable	1998	1999-2003	EURO	44.2	170.8
Various Creditors	Fixed	1998	2004-2012	EURO	201.3	—
Various Creditors	Variable	2001	2002-2008	EURO	276.1	2.9
Various Creditors	Fixed	2001	2002-2010	EURO	38.1	69.8
Various Creditors	Variable	2002	2004-2012	EURO	399.4	293.0
Various Creditors	Fixed	2002	2003-2016	EURO	52.8	42.8
Various Creditors	Variable	2003	2004-2016	EURO	157.6	110.7
Various Creditors	Variable	2004	2006-2016	EURO	2.8	4.2
Various Creditors	Fixed	1993	2006-2010	U.S.$	59.7	49.9
Various Creditors	Variable	1995	1999-2007	U.S.$	10.0	0.6
Various Creditors	Variable	1996	1997-2010	U.S.$	591.9	11.0
Various Creditors	Variable	1997	1999-2008	U.S.$	108.5	10.4
Various Creditors	Variable	1998	1999-2012	U.S.$	520.3	43.7
Various Creditors	Fixed	1998	2000-2013	U.S.$	142.8	46.8
Various Creditors	Variable	1999	2003-2011	U.S.$	84.0	6.5
Various Creditors	Fixed	1999	2003-2011	U.S.$	54.0	14.4
Various Creditors	Variable	2000	2001-2015	U.S.$	354.7	124.1
Various Creditors	Fixed	2000	2001-2011	U.S.$	80.8	20.7
Various Creditors	Variable	2001	2002-2015	U.S.$	371.4	164.4
Various Creditors	Fixed	2001	2002-2013	U.S.$	72.4	0.8
Various Creditors	Variable	2002	2003-2016	U.S.$	459.2	263.0
Various Creditors	Fixed	2002	2006-2011	U.S.$	43.2	19.0
Various Creditors	Variable	2003	2004-2015	U.S.$	417.6	164.0
Various Creditors	Fixed	2003	2006-2011	U.S.$	16.2	2.8
Various Creditors	Variable	2004	2005-2017	U.S.$	427.6	109.5
Various Creditors	Fixed	2004	2008-2014	U.S.$	12.5	—
Various Creditors	Variable	2005	2009-2012	U.S.$	62.7	15.9

						1,810.9

Bonds:
DM – 10.00%	10.000%	1998	2008	DM	180.0	120.8
FLIRB – DM	LIBOR + 7/8%	1990	1997-2007	DM	340.9	2.8
FLIRB – Swiss Franc	LIBOR + 7/8%	1990	1997-2007	SSF	153.3	4.7
FLIRB – Pounds Sterling	LIBOR + 7/8%	1990	1997-2007	STG	37.1	2.9
FLIRB — US$(Series A)	LIBOR + 7/8%	1990	1997-2007	U.S.$	1,670.4	22.8
FLIRB — US$(Series B)	LIBOR + 7/8%	1990	1997-2007	U.S.$	938.2	15.2
Debt Conversion — DM	LIBOR + 7/8%	1990	1997-2007	DM	208.5	3.9
Debt Conversion — Pounds Sterling	LIBOR + 7/8%	1990	1997-2007	STG	119.4	4.7
Debt Conversion — US$(Series DL)	LIBOR + 7/8%	1990	1997-2007	U.S.$	5,352.8	152.5
Debt Conversion — US$(Series IL)	LIBOR + 7/8%	1990	1997-2008	U.S.$	298.7	8.0
Global Bonds – 9.125%	9.125%	1997	2007	U.S.$	315.0	315.0
Global Bonds – 11.00%	11.000%	2001	2008	EURO	880.0	1,154.8
Global Bonds – 5.375%	5.375%	2003	2010	U.S.$	1,500.0	1,500.0
Global Bonds – 11.125%	11.125%	2001	2011	EURO	344.3	451.8
Global Bonds – 10.75%	10.750%	2003	2013	U.S.$	1,559.0	1,558.5
Global Bonds – 8.50%	8.500%	2004	2014	U.S.$	1,500.0	1,500.0
Global Bonds – 5.75%	5.750%	2005	2016	U.S.$	1,500.1	1,500.1
Global Bonds – 7.00%	7.000%	2005	2015	EURO	1,000.0	1,310.0
Global Bonds – 13.625% Callable	13.625%	2001	2018	U.S.$	300.0	300.0
Global Bonds – 13.625%	13.625%	1998	2018	U.S.$	752.8	752.8
Global Bonds – 7.00%	7.000%	2003	2018	U.S.$	1,000.0	1,000.0
Global Bonds – 6.00%	6.000%	2005	2020	U.S.$	1,500.1	1,500.1
Global Bonds – 7.65%	7.650%	2005	2025	U.S.$	1,599.8	1,599.8
Global Bonds – 9.25%	9.25%	1997	2027	U.S.$	4,000.0	4,000.0
Global Bonds – 9.375%	9.375%	2004	2034	U.S.$	1,500.0	1,500.0
USD FRN 2011	LIBID + 1%	2004	2011	U.S.$	1,000.0	1,000.0
JPY FRN 2011	LIBOR + 5.93%	2001	2008	JPY	17,926.5	160.5

						21,441.6

Total						27,235.8

(1)	Debt classification by source of finance was adjusted according to the Sistema de Gestión de Deuda system criteria.

(2)	Expressed in units of original currencies.

(3)	Debt incurred in currencies other than U.S. dollars at the respective exchange rates as of December 31, 2006.

(4)	Subject to court order suspending payments.

Source:	Ministry of Finance.